    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 31, 2000

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                 PE CORPORATION
             (Exact name of registrant as specified in its charter)

                                    DELAWARE
                          (State or other jurisdiction
                       of incorporation or organization)

                                   06-1534213
                      (I.R.S. Employer Identification No.)

                                761 MAIN AVENUE
                        NORWALK, CONNECTICUT 06859-1000
                                 (203) 762-1000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------
                                WILLIAM B. SAWCH
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                 PE CORPORATION
                                761 MAIN AVENUE
                        NORWALK, CONNECTICUT 06859-0001
                                 (203) 762-1000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                WITH COPIES TO:

             ANDREW R. KELLER                            PATRICK O'BRIEN
        SIMPSON THACHER & BARTLETT                         ROPES & GRAY
           425 LEXINGTON AVENUE                      ONE INTERNATIONAL PLACE
         NEW YORK, NEW YORK 10017                  BOSTON, MASSACHUSETTS 02110
          PHONE: (212) 455-2000                       PHONE: (617) 951-7000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
---------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
---------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------
                        CALCULATION OF REGISTRATION FEE

                                                                          PROPOSED
                                                                          MAXIMUM          PROPOSED MAXIMUM
                                                      AMOUNT TO BE     OFFERING PRICE          AGGREGATE              AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED     REGISTERED      PER SHARE (1)      OFFERING PRICE (1)      REGISTRATION FEE
PE Corporation--Celera Genomics Group Common
  Stock, par value $.01 per share...........           1,857,250          $195.57            $363,222,383            $95,890.71
Rights to Purchase Series B Participating Junior
  Preferred Stock, par value $.01 per share(2)...         N/A               N/A                   N/A                    N/A
PE Corporation--PE Biosystems Group Common Stock,
  par value $.01 per share(3)...............              N/A               N/A                   N/A                    N/A

(1) Calculated pursuant to Rule 457(c) of the Securities Act of 1933, as amended, based on the average of the high and low sale prices of the Celera Genomics Group Common Stock reported on the New York Stock Exchange on January 31, 2000.

(2) Prior to the occurrence of certain events, the Rights to purchase Series B Participating Junior Preferred Stock, par value $.01 per share, will not be evidenced separately from the related Celera Genomics Group Common Stock. The value, if any, of the Rights is reflected in the market price of the related Celera Genomics Group Common Stock. Accordingly, no separate fee is paid.

(3) This registration statement also registers an indeterminate number of shares of PE Biosystems Group Common Stock into which Celera Genomics Group Common Stock may be converted pursuant to its terms. In accordance with
    Rule 457(i) of the Securities Act of 1933, as amended, no separate fee is paid.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS (SUBJECT TO COMPLETION)
ISSUED JANUARY 31, 2000
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                         SHARES

                                     [LOGO]

                                 PE CORPORATION

                             CELERA GENOMICS GROUP

                                  COMMON STOCK
                               -----------------

PE CORPORATION IS OFFERING       SHARES OF ITS CELERA GENOMICS STOCK. CELERA
GENOMICS STOCK IS A CLASS OF OUR COMMON STOCK INTENDED TO REFLECT THE PERFORMANCE OF OUR CELERA GENOMICS BUSINESS.

                              -------------------

PE CORPORATION'S CELERA GENOMICS STOCK IS LISTED ON THE NEW YORK STOCK EXCHANGE
UNDER THE SYMBOL "CRA." ON         , 2000, THE REPORTED LAST SALE PRICE OF THE
CELERA GENOMICS STOCK ON THE NEW YORK STOCK EXCHANGE WAS $             PER
SHARE.

                              -------------------

INVESTING IN THE CELERA GENOMICS STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.
                              -------------------

                                PRICE $  A SHARE

                              -------------------

                                                                   UNDERWRITING
                                                PRICE TO           DISCOUNTS AND          PROCEEDS
                                                 PUBLIC             COMMISSIONS      TO CELERA GENOMICS
                                           -------------------  -------------------  -------------------
PER SHARE................................           $                    $                    $
TOTAL....................................           $                    $                    $

PE CORPORATION HAS GRANTED THE UNDERWRITERS THE RIGHT TO PURCHASE UP TO AN
ADDITIONAL       SHARES TO COVER OVER-ALLOTMENTS.

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MORGAN STANLEY & CO. INCORPORATED EXPECTS TO DELIVER THE SHARES TO PURCHASERS ON
      , 2000.

                              -------------------

MORGAN STANLEY DEAN WITTER

               GOLDMAN, SACHS & CO.

                              SG COWEN

                                             ING BARINGS

             , 2000

                               TABLE OF CONTENTS

                                       PAGE
                                       ----
Prospectus Summary...................     2
Risk Factors.........................     7
Special Note Regarding
  Forward-Looking Statements.........    18
Use of Proceeds......................    18
Price Range of and Dividends on
  Celera Genomics Group Stock........    19
Capitalization.......................    20
Celera Genomics Group--Selected
  Combined Financial Information.....    21
Celera Genomics Group--Management's
  Discussion and Analysis............    22
Business of the Celera Genomics
  Group..............................    29

                                       PAGE
                                       ----
PE Corporation--Selected Consolidated
  Financial Information..............    50
PE Corporation--Management's
  Discussion and Analysis............    52
Description of Capital Stock.........    70
Management and Allocation Policies...    81
Certain United States Tax
  Consequences.......................    85
Underwriters.........................    89
Legal Matters........................    91
Experts..............................    91
Where You Can Find Additional
  Information........................    91
Index to Financial Statements........   F-1

    In this prospectus, "we," "us" and "our" refer to PE Corporation and its subsidiaries; "Celera Genomics group," "Celera Genomics," "Celera" and the "Group" refer to PE Corporation's Celera Genomics group, and "PE Biosystems group" or "PE Biosystems" refers to PE Corporation's PE Biosystems group. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Celera Genomics stock.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. THIS SUMMARY MAY NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE DECIDING TO INVEST IN CELERA GENOMICS STOCK. YOU SHOULD READ THIS ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE "RISK FACTORS" SECTION, THE FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS, AND THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION.

                                 PE CORPORATION

    PE Corporation conducts its businesses through the Celera Genomics group and the PE Biosystems group. PE Corporation is offering shares of its Celera Genomics stock, a class of its common stock intended to reflect the performance of its Celera Genomics business.

CELERA GENOMICS GROUP

    Since its formation, Celera Genomics has become a recognized leader in the generation, sale and support of genomic information and enabling data management and analysis software. Celera Genomics' customers use the information for commercial applications in the pharmaceutical and life sciences industries. The specific applications include target identification, drug discovery, and drug development.

    Celera Genomics' mission is to become the definitive source of genomic and related medical and biological information. Celera's initial strategy is to complete the sequencing and assembly of the human genome, which will provide a foundation for advanced biological understanding. Through the use of PE Biosystems' high-throughput sequencing equipment and Celera Genomics' advanced sequencing strategies, Celera Genomics has compiled DNA sequence information in its database that covers 90% of the human genome and we believe approximately 97% of all genes in the human genome are represented. As a result of Celera's successful sequencing and assembly of DROSOPHILA and the accelerated availability of data from public human genome sequencing efforts, Celera believes that it can sequence and assemble the human genome on an accelerated basis. Celera Genomics expects to complete the sequencing phase of the human genome by mid-2000 and the assembly phase by the end of 2000, or one year ahead of its original schedule.

    Celera Genomics' progress to date has placed it well ahead of its original schedule. Consequently, Celera Genomics intends to make significant new investments to aggressively expand beyond the genome and to take advantage of what it believes will be substantial new market opportunities in the emerging fields of functional genomics, in particular proteomics, and personalized health/medicine. Celera believes these efforts are critical to further enhance the understanding and practical applications of genomic information. New revenue opportunities in these fields range from expansion of Celera's information and service businesses to the licensing of proprietary discoveries resulting from the new information.

    Functional genomics is the understanding of gene and protein function and expression. Specifically, it entails determining the location, level, and timing of expression as well as the functions of proteins and genes. Functional genomics should provide the pharmaceutical industry with the information to more rapidly identify high-quality, validated targets. Through proteomics, new protein drugs may be identified or new markers discovered that will be important to the diagnosis of disease. As a result, such capabilities should also lead to important discoveries that will permit better monitoring and treatment of diseases.

    Another significant opportunity is to extend the reach of genomic and functional genomic information to physicians and consumers through its use in the emerging market of personalized health/medicine. Genomic information, specifically genetic variability among individuals, known as polymorphisms or SNPs, and its correlation to relevant medical and health information, will be used to develop diagnostic tests which profile the genetic make-up of an individual. These correlations to individual genetic profiles may be an important basis for interaction between consumers, physicians and solution providers, enabling customized treatment and health planning. In addition, this information may have many other applications for drug development, therapeutics and patient care.

    Through the use of Celera Genomics' comprehensive and flexible technology platform, it expects to have the capability to package and market life sciences information solutions specific to the needs of customers that seek to use the information for commercial applications in the pharmaceutical and life sciences industries. Because this information will be delivered via the Internet and customer Intranets, Celera Genomics intends to take advantage of portal opportunities that may create e-commerce revenue opportunities. These may include the promotion and sale of third party products, such as custom assay systems, research reagents, and specialized genomic diagnostic products in conjunction with other companies such as PE Biosystems.

    Celera Genomics believes it has competitive advantages that differentiate it from other genomic companies. These advantages have enabled Celera to rapidly sequence and assemble large and complex genomes and should allow it to leverage these capabilities to market the use of this information and discoveries in the new business segments of functional genomics and personalized health/medicine. These advantages include the expertise of Celera's key scientific personnel, a proven sequencing strategy, the world's largest DNA sequencing and genotyping facility, access to proprietary comprehensive genomic information, extensive supercomputing infrastructure and bioinformatic capabilities, and Celera's strategic relationships and affiliations with PE Biosystems, Compaq Computer and others.

    Particularly, Celera's relationship with PE Biosystems will allow it early access to important new technologies as Celera develops its functional genomics and personalized health/medicine capabilities. Currently, technologies from PE Biosystems' pending acquisition of Third Wave Technologies and its collaborations with Illumnia and Alcara BioSciences are expected to be used in the area of SNP analysis. PE Biosystems' technologies in mass spectrometry should meet the high-throughput and information requirements necessary to create the foundation for proteomics.

    For fiscal 1999, the Celera Genomics group had net revenues of $12.5 million and a net loss of $44.9 million. For the quarter ended
September 30, 1999, the Celera Genomics group had net revenues of $8.3 million and a net loss of $19.4 million. Its total assets at September 30, 1999 were $361.7 million.

PE BIOSYSTEMS GROUP

    The PE Biosystems group is a world leader in the development, manufacture, sale, and service of instrument systems and associated consumable products for life science research and related applications. Its products are used in various applications including the synthesis, amplification, purification, isolation, analysis, and sequencing of nucleic acids, proteins, and other biological molecules.

    For fiscal 1999, the PE Biosystems group had net revenues of $1.2 billion, and income from continuing operations of $148.4 million. For the quarter ended September 30, 1999, the PE Biosystems group had net revenues of $292.3 million and income from continuing operations of $29.7 million. Its total assets at September 30, 1999 were $1.4 billion.
                            ------------------------

    PE Corporation was incorporated in Delaware in 1998 and succeeded by recapitalization to the business of The Perkin-Elmer Corporation in May 1999. Our principal executive offices are located at 761 Main Avenue, Norwalk, Connecticut 06859, and our telephone number is (203) 762-1000. PE Corporation's Internet address is www.pecorporation.com and the Celera Genomic group's Internet address is www.celera.com. The information contained on these websites is not incorporated by reference in this prospectus.

                                  THE OFFERING

Celera Genomics stock offered.............

Celera Genomics stock to be outstanding
  after this offering.....................

Over-allotment option.....................

Use of Proceeds...........................  The net proceeds we will receive from this offering will
                                            be approximately $    million, assuming a public
                                            offering price of $    per share. If the underwriters'
                                            over-allotment option is exercised in full, we estimate
                                            that the net proceeds to us would be approximately
                                            $      million. We intend to use the net proceeds from
                                            this offering primarily to fund our new product and
                                            technology development activities in functional
                                            genomics, with an emphasis on proteomics, and
                                            personalized health/medicine. We will also use the net
                                            proceeds for general corporate purposes, including
                                            possible acquisitions, alliances or collaborations.

New York Stock Exchange symbol............  CRA

    On January 20, 2000, we announced a two-for-one split of the Celera Genomics stock to be distributed as a 100% stock dividend on February 18, 2000 to holders of record on February 4, 2000. All the information in this prospectus gives effect to the stock split.

    The number of shares of Celera Genomics stock to be outstanding after this
offering does not take into account, as of September 30, 1999,    shares of
Celera Genomics stock issuable upon the exercise of outstanding stock options at
a weighted average exercise price of $      per share.

    The Celera Genomics Group Common Stock is one of two classes of PE Corporation common stock, the other being the PE Biosystems Group Common Stock. The Celera Genomics stock and the PE Biosystems stock are intended to provide stockholders of PE Corporation with separate securities reflecting the performance of the Celera Genomics group and the PE Biosystems group.

    We have not paid any cash dividends on the Celera Genomics stock, and do not anticipate paying cash dividends on the Celera Genomics stock for the forseeable future. The Board of Directors of PE Corporation bases its dividend policy for the Celera Genomics stock on the financial condition and results of operations of the Celera Genomics group, although it has no obligation under Delaware law to do so. In determining its dividend policy with respect to the Celera Genomics stock, the Board will rely on the separate financial statements of the Celera Genomics group.

    A portion of PE Corporation's corporate assets and liabilities are attributed to each of the Celera Genomics group and the PE Biosystems group.

    Although the financial statements of the Celera Genomics group and the PE Biosystems group separately report assets, liabilities (including contingent liabilities) and stockholders' equity of PE Corporation attributed to each such group, such attribution does not affect legal title to such assets or responsibility for such liabilities. Holders of Celera Genomics stock and PE Biosystems stock are stockholders of PE Corporation, which continues to be responsible for all liabilities of the Celera Genomics group and the PE Biosystems group. Financial impacts arising from either the Celera Genomics group or the PE Biosystems group which affect PE Corporation's overall cost of capital could affect the results of operations and financial condition of both groups. Accordingly, the PE Corporation consolidated financial information should be read in connection with the Celera Genomics group financial information.

    For information concerning legal restrictions on the payment of dividends on the Celera Genomics stock and other terms thereof and certain management and accounting policies with respect to the Celera Genomics group, see "Risk Factors," "Description of Capital Stock" and "Management and Allocation Policies."

                             CELERA GENOMICS GROUP
                     SUMMARY COMBINED FINANCIAL INFORMATION

    The following summary combined financial information has been derived from the combined financial statements of the Celera Genomics group for each of the three fiscal years in the period ended June 30, 1999 and the three month periods ended September 30, 1998 and 1999. The information set forth below should be read in conjunction with the Celera Genomics group "Management's Discussion and Analysis" and combined financial statements and notes thereto included in this prospectus; the PE Corporation "Management's Discussion and Analysis" included in this prospectus; and the PE Corporation consolidated financial statements and notes thereto contained in the PE Corporation Annual Report to Stockholders for the year ended June 30, 1999 and in the PE Corporation Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, each incorporated herein by reference. The data for the three-month periods ended September 30, 1998 and 1999 have been derived from unaudited financial statements which, in the opinion of management, reflect all adjustments necessary for a fair presentation of results for the periods covered.

    On January 20, 2000, we announced a two-for-one split of the Celera Genomics stock to be distributed as a 100% stock dividend on February 18, 2000 to stockholders of record on February 4, 2000. All information in this prospectus gives effect to the stock split.

                                                                                                     FOR THE
                                                                                                  THREE MONTHS
                                                        FOR THE FISCAL YEARS ENDED JUNE 30,    ENDED SEPTEMBER 30,
                                                        ------------------------------------   -------------------
(DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)     1997         1998         1999        1998       1999
------------------------------------------------------  ----------   ----------   ----------   --------   --------
                                                                                                   (UNAUDITED)
SUMMARY OF OPERATIONS
Net revenues.....................................        $    903      $ 4,211     $ 12,541    $  3,916   $  8,279
Net loss.........................................         (30,247)      (8,315)     (44,894)     (3,609)   (19,398)
  Per share of common stock
    Basic and diluted............................                                  $   (.89)              $   (.38)

OTHER INFORMATION
Cash and cash equivalents........................        $     --      $    --     $ 71,491    $     --   $ 80,052
Note receivable from the PE Biosystems group.....              --           --      150,000     330,000    150,000
Working capital (deficit)........................            (421)      (1,160)     192,803     332,166    175,195
Capital expenditures.............................             411        3,648       94,541       2,239     14,069
Total assets.....................................           2,983        6,339      344,720     342,596    361,725
Total debt.......................................              --           --           --          --     46,000
Group equity (deficit)...........................          (3,464)      (1,259)     293,867     333,667    279,479

                                 PE CORPORATION
                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

    The following summary consolidated financial information has been derived from the consolidated financial statements of PE Corporation for each of the three fiscal years in the period ended June 30, 1999 and the three-month periods ended September 30, 1998 and 1999. The information set forth below should be read in conjunction with the PE Corporation "Management's Discussion and Analysis" included in this prospectus; and the PE Corporation consolidated financial statements and notes thereto contained in the PE Corporation Annual Report to Stockholders for the year ended June 30, 1999, and in the PE Corporation Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, each incorporated herein by reference. The data for the three-month periods ended September 30, 1998 and 1999 have been derived from unaudited financial statements which, in the opinion of management, reflect all adjustments necessary for a fair presentation of results for the periods covered.

    On January 20, 2000, we announced a two-for-one split of the Celera Genomics stock and the PE Biosystems stock to be distributed as a 100% stock dividend on February 18, 2000 to holders of record on February 4, 2000. All information in this prospectus gives effect to the stock split.

                                                                                                    FOR THE THREE
                                                                                                    MONTHS ENDED
                                                        FOR THE FISCAL YEARS ENDED JUNE 30,         SEPTEMBER 30,
                                                        ------------------------------------   -----------------------
(DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)     1997         1998         1999         1998         1999
------------------------------------------------------  ----------   ----------   ----------   ----------   ----------
                                                                                                     (UNAUDITED)
SUMMARY OF OPERATIONS
Net revenues..........................................  $  768,368   $  944,306   $1,216,897   $  254,720   $  288,843
Income from continuing operations.....................     102,492       15,694       96,797       17,888       10,079
  Per share of common stock
    Basic.............................................        2.16          .32                       .36
    Diluted...........................................        2.07          .31                       .36
Income (loss) from discontinued operations
  (net of income taxes)...............................      27,906       40,694       79,058         (879)          --
Net income............................................     130,398       56,388      175,855       17,009       10,079
  Per share of common stock
    Basic.............................................        2.74         1.16                       .34
    Diluted...........................................        2.63         1.12                       .34
Dividends per share...................................         .68          .68          .51          .17

PE BIOSYSTEMS GROUP
Income from continuing operations.....................                            $  148,365                $   29,707
  Per share of common stock
    Basic.............................................                                   .74                       .14
    Diluted...........................................                                   .72                       .14
Income (loss) from discontinued operations
  (net of income taxes)...............................                                79,058                        --
Net income............................................                               227,423                    29,707
  Per share of common stock
    Basic.............................................                                  1.13                       .14
    Diluted...........................................                                  1.10                       .14
Dividends per share...................................                                 .0425                     .0425

CELERA GENOMICS GROUP
Net loss..............................................                            $  (44,894)  $   (3,609)  $  (19,398)
  Per share of common stock
    Basic and diluted.................................                                  (.89)                     (.38)

OTHER INFORMATION
Cash and short-term investments.......................  $  217,222   $   84,091   $  308,021   $   71,848   $  242,717
Working capital.......................................     354,742      287,991      471,350      291,945      462,736
Capital expenditures..................................      58,057       71,820      176,035       24,328       28,963
Total assets..........................................   1,006,793    1,135,276    1,519,307    1,180,286    1,556,776
Long-term debt........................................      59,152       33,726       31,452       29,650       35,745
Total debt............................................      89,068       45,825       35,363       88,444       91,802
Stockholders' equity..................................     504,270      564,248      821,525      579,988      880,072

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING AN INVESTMENT DECISION. THE CELERA GENOMICS GROUP'S AND PE CORPORATION'S BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED BY ANY OF THESE RISKS. THE RISKS DESCRIBED BELOW ARE NOT THE ONLY ONES FACING THE CELERA GENOMICS GROUP AND PE CORPORATION. THE TRADING PRICE OF THE CELERA GENOMICS STOCK COULD DECLINE DUE TO ANY OF THESE RISKS, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

RISKS RELATING TO THE CELERA GENOMICS GROUP

    CELERA GENOMICS HAS INCURRED OPERATING LOSSES TO DATE AND MAY NOT ACHIEVE PROFITABILITY

    The Celera Genomics group has accumulated operating losses of $105.4 million as of September 30, 1999 and expects that it will continue to incur additional net operating losses for the foreseeable future. These losses may increase as Celera expands its investments in new technology and product development, including the development of our functional genomics and personalized medicine efforts. As an early stage business, the Celera Genomics group faces significant challenges in simultaneously expanding its operations, pursuing key scientific goals and attracting customers for its information products and services. As a result, there is a high degree of uncertainty that the Celera Genomics group will be able to achieve profitable operations.

    CELERA GENOMICS' BUSINESS PLAN IS UNIQUE AND EXPANDING

    No organization has ever attempted to combine in one business organization all of the Celera Genomics group's businesses. In addition, as Celera Genomics nears completion of the sequencing of the human genome, it is expanding its business plan to enter into new markets: functional genomics and personalized health/medicine. The creation of a genomics database, and the offering of a functional genomics and personalized health/medicine capabilities targeted at a wide variety of customers, from pharmaceutical companies to university researchers, has a number of risks, including pricing and volume issues, technology and access concerns, computer security, pursuit of key scientific goals and protection of intellectual property. The addition of the functional genomics and personalized health/medicine efforts will add further complexity and require additional management attention and resources as these new markets are addressed.

    CELERA GENOMICS' BUSINESS PLAN DEPENDS HEAVILY ON TIMELY COMPLETION OF THE SEQUENCING AND ASSEMBLY OF THE HUMAN GENOME

    Celera Genomics group's efforts to complete the sequencing and assembly of the human genome are not yet complete. Some genomic scientists have criticized the Celera Genomics group's sequencing strategy, known as "whole genome shotgun sequencing," as having limitations when applied on a large scale in sequencing the human genome. Others have stated that the human genome cannot be sequenced using whole genome shotgun sequencing. Although scientists at The Institute for Genomic Research have used the whole genome shotgun strategy to sequence the genomes of other organisms, the strategy has not been used to sequence a genome with the size and complexity of the human genome. Although the Celera Genomics group has been successful in sequencing and assembling the DROSOPHILA genome, once the human genome has been fully sequenced, there can be no assurance that the Celera Genomics group will be successful in its assembly of the human genome. Celera Genomics group's ability to retain its existing customers and attract new customers is heavily dependent upon the completion of the sequencing and assembly of the human genome within the expected time frames. In addition, completion of the sequencing and assembly of the human genome is essential to the functional genomics and personalized medicine components of Celera Genomics' business strategy in which Celera Genomics intends to make substantial investments in the near future. As a result, failure to complete the sequencing and assembly effort in a timely manner may have a material adverse effect on the Celera Genomics group's business.

    CELERA GENOMICS' REVENUE GROWTH DEPENDS ON RETAINING EXISTING AND ADDING NEW CUSTOMERS

    The Celera Genomics group has a small number of customers, the revenues from which will offset only a small portion of its expenses. In order to generate significant additional revenues, the Celera Genomics group must obtain additional customers and retain its existing customers. Celera Genomics' ability to retain existing and add new customers depends upon customers' continued belief that Celera Genomics' products can help accelerate their drug discovery and development efforts. Although customer agreements typically have multi-year terms, there can be no assurance that any will be renewed upon expiration. The Celera Genomics group's future revenues are also affected by the extent to which existing customers expand their agreements to include new services and database products. In some cases, the Celera Genomics group may accept milestone payments or future royalties on products developed by its customers as consideration for access to Celera Genomics' databases and products in lieu of a portion of subscription fees. Such arrangements are unlikely to produce revenue for Celera Genomics group for a number of years, if ever, and depend heavily on the research and product development, sales and marketing and intellectual property protection abilities of the customer.

    USE OF GENOMICS INFORMATION TO DEVELOP PRODUCTS IS UNPROVEN

    The development of new drugs and the diagnosis of disease based on genomic information is unproven. Few therapeutic or diagnostic products based on genomic discoveries have been developed and commercialized and to date no one has developed or commercialized any therapeutic, diagnostic or agricultural products based on the Celera Genomic group's technologies. If the Group's customers are unable to develop products based on the Group's databases or other products or services, customers and the Group's business may suffer as a result.

    THE GENOMICS INDUSTRY IS INTENSELY COMPETITIVE AND EVOLVING

    There is intense competition among entities attempting to sequence segments of the human genome and identify genes associated with specific diseases and develop products and services based on these discoveries. Celera Genomics faces competition in these areas from genomic, pharmaceutical, biotechnology and diagnostic companies, academic and research institutions and government or other publicly-funded agencies, both in the United States and abroad. A number of companies, other institutions and government-financed entities are engaged in gene sequencing, gene discovery, gene expression analysis, positional cloning, the study of genetic variation, and other genomic service businesses. Some of these competitors are developing databases containing gene sequence, gene expression, genetic variation or other genomic information and are marketing or plan to market their data to pharmaceutical companies. Additional competitors may attempt to establish databases containing this information in the future.

    Competitors may also discover, characterize or develop important genes, drug targets or leads, drug discovery technologies or drugs in advance of Celera Genomics or its customers or which are more effective than those developed by Celera Genomics or its customers, or may obtain regulatory approvals of their drugs more rapidly than Celera Genomics' customers do, any of which could have a material adverse effect on any of Celera Genomics' similar programs. Moreover, these competitors may obtain patent protection or other intellectual property rights that would limit Celera Genomics' rights or its customers' ability to use Celera Genomics' products to commercialize therapeutic, diagnostic or agricultural products.

    Future competition will come from existing competitors as well as other companies seeking to develop new technologies for drug discovery based on gene sequencing, target gene identification, bioinformatics and related technologies. In addition, certain pharmaceutical and biotechnology companies have significant needs for genomic information and may choose to develop or acquire competing technologies to meet such needs. Celera Genomics also faces competition from providers of software. A number of companies have announced their intent to develop and market software to assist pharmaceutical companies and academic researchers in managing and analyzing their own genomic data and publicly available data.

    CELERA GENOMICS' CURRENT AND POTENTIAL CUSTOMERS ARE PRIMARILY FROM, AND ARE SUBJECT TO RISKS FACED BY, THE PHARMACEUTICAL AND BIOTECHNOLOGY INDUSTRIES

    The Celera Genomics group derives a substantial portion of its revenues from fees paid by pharmaceutical companies and larger biotechnology companies for its information products and services, including Amgen Inc., Novartis Pharma AG, Pharmacia & Upjohn and Pfizer Inc. The Group expects that pharmaceutical companies and larger biotechnology companies will continue to be the Group's primary source of revenues for the foreseeable future. As a result, the Group is subject to risks and uncertainties that affect the pharmaceutical and biotechnology industry and to reduction and delays in research and development expenditures by companies in these industries.

    In addition, the Celera Genomics group's future revenues may be adversely affected by mergers and consolidation in the pharmaceutical and biotechnology industries, which will reduce the number of the Group's potential customers. Large pharmaceutical and biotechnology customers could also decide to conduct their own genomics programs or seek other providers instead of using Celera's products and services.

    CELERA GENOMICS RELIES HEAVILY ON ITS STRATEGIC RELATIONSHIP WITH PE BIOSYSTEMS

    The Celera Genomics group believes that its strategic relationship with the PE Biosystems group has provided it with a significant competitive advantage in its efforts to date to sequence the human genome. Celera Genomics' timely completion of that work and successful extension of its business into the functional genomics and personalized medicine arenas will depend heavily on the PE Biosystems group's ability to continue to provide leading edge, proprietary technology and products, including technologies relating to genetic analysis, protein analysis and high-throughput screening. If PE Biosystems is unable to supply these technologies, Celera will need to obtain access to alternative technologies, which may not be available, or may only be available on unfavorable terms. Any change in the relationship with the PE Biosystems group that adversely affects the Celera Genomic group's access to PE Biosystems' technology or failure by PE Biosystems to continue to develop new technologies or protect its proprietary technology could adversely affect Celera Genomic's business.

    CELERA GENOMICS' SALES CYCLE IS LENGTHY AND IT MAY SPEND CONSIDERABLE RESOURCES ON UNSUCCESSFUL SALES EFFORTS OR MAY NOT BE ABLE TO COMPLETE DEALS ON THE SCHEDULE ANTICIPATED

    The Celera Genomics group's ability to obtain new customers for genomic information products and value-added programs depends on its customers' belief that the Group can help accelerate their drug discovery efforts. The Celera Genomics group's sales cycle is typically lengthy because the Group needs to educate potential customers and sell the benefits of its products and services to a variety of constituencies within such companies. In addition, each agreement involves the negotiation of unique terms. Celera may expend substantial funds and management effort with no assurance that an agreement will result. Actual and proposed consolidations of pharmaceutical companies have affected and may in the future affect the timing and progress of the Group's sales efforts.

    SCIENTIFIC AND MANAGEMENT STAFF HAVE UNIQUE EXPERTISE WHICH IS KEY TO CELERA GENOMICS' COMMERCIAL VIABILITY AND WHICH WOULD BE DIFFICULT TO REPLACE

    The Celera Genomics group is highly dependent on the principal members of its scientific and management staff, particularly Dr. Venter, its President. For the sequencing and assembly of the human genome, the Celera Genomics group believes the following members of its staff are essential: Dr. Venter; Dr. Mark Adams, Vice President for Genome Programs; and Dr. Eugene Myers, who is responsible for the group assembling the genome. Additional members of its medical, scientific and bioinformatics staff are important to the development of information, tools and services required for implementation of its business plan. The loss of any of these persons' expertise would be difficult to replace and could have a material adverse effect on the Celera Genomics group's ability to achieve its goals.

    CELERA GENOMICS' COMPETITIVE POSITION MAY DEPEND ON PATENT AND COPYRIGHT PROTECTION, WHICH MAY NOT BE AVAILABLE FOR GENOMICS INFORMATION AND TECHNOLOGY

    The Celera Genomics group's ability to compete and to achieve profitability may be affected by its ability to protect its proprietary technology and intellectual property. While Celera Genomics will be primarily dependent on revenues from access fees to its discovery and information system, obtaining patent protection may also be important to its business. Patent law affecting Celera Genomics' business, particularly gene sequences and polymorphisms, is uncertain.

    Moreover, the Celera Genomics group may be dependent on protecting, through copyright law or otherwise, its databases to prevent other organizations from taking information from databases and copying and reselling it. Copyright law currently provides uncertain protection to organizations like the Celera Genomics group that seek to prevent others from reselling their data. Changes in copyright and patent law could expand or reduce the extent to which the Celera Genomics group and its customers are able to protect their intellectual property.

    Celera intends to make some of its information available to the public and may have difficulty in protecting and enforcing its rights to the propietary nature of the information due to the uncertainty of applicable laws.

    PUBLIC DISCLOSURE OF GENOMICS SEQUENCE DATA COULD JEOPARDIZE INTELLECTUAL PROPERTY PROTECTION AND HAVE AN ADVERSE EFFECT ON THE VALUE OF OUR PRODUCTS AND SERVICES

    The Celera Genomics group, the federally funded Human Genome Project and others engaged in similar research have committed to make available to the public basic human sequence data. Such disclosures might limit the scope of the Celera Genomics group's claims or make subsequent discoveries related to full-length genes unpatentable. While the Celera Genomics group believes that the publication of sequence data will not preclude it or others from being granted patent protection on genes, there can be no assurance that such publication has not affected and will not affect the ability to obtain patent protection. Customers may conclude that uncertainties of such protection decrease the value of the Celera Genomics group's information products and services and as a result, it may be required to reduce the fees it charges for such products and services.

    CELERA GENOMICS' BUSINESS IS DEPENDENT ON THE CONTINUOUS, EFFECTIVE, RELIABLE AND SECURE OPERATION OF ITS COMPUTER HARDWARE, SOFTWARE AND INTERNET APPLICATIONS AND RELATED TOOLS AND FUNCTIONS

    Because the Celera Genomics group's business requires manipulating and analyzing large amounts of data, and communicating the results of such analysis to customers via the Internet, the Group depends on the continuous, effective, reliable and secure operation of its computer hardware, software, networks, Internet servers and related infrastructure. To the extent that the Group's hardware or software malfunctions or the Group's customers' access to products through the Internet is interrupted, its business could suffer. The Group's computer and communications hardware is protected through physical and software safeguards. However, they are still vulnerable to fire, storm flood, power loss, earthquakes, telecommunications failures, physical or software break-ins and similar events. In addition, Celera Genomics' database products are complex and sophisticated and could contain erroneous data, design defects or software errors that could be difficult to detect and correct. Software defects could be found in current or future products. If the Group fails to maintain and further develop the necessary computer capacity and data to support its customers' drug discovery efforts, it could result in loss of or delay in revenues and market acceptance. In addition, any sustained disruption in Internet access provided by third parties could adversely impact the Group's business.

    CELERA GENOMICS' RESEARCH AND PRODUCT DEVELOPMENT DEPENDS ON ACCESS TO TISSUE SAMPLES AND OTHER BIOLOGICAL MATERIALS

    To continue to build its database products, Celera Genomics will need access to normal and diseased human and other tissue samples, other biological materials and related clinical and other information, which may be in limited supply. Celera Genomics may not be able to obtain or maintain access to these materials and information on acceptable terms. In addition, government regulation in the United States and foreign countries could result in restricted access to, or use of, human and other tissue samples. If Celera Genomics loses access to sufficient numbers or sources of tissue samples, or if tighter restrictions are imposed on its use of the information generated from tissue samples, its business may be harmed.

    CELERA GENOMICS MAY NEED TO RAISE ADDITIONAL FUNDS IN THE FUTURE

    The Celera Genomics group believes that the net proceeds of this offering together with existing cash and marketable securities and anticipated cash flow from operations will be sufficient to fund the expansion of its business into functional genomics and personalized health/medicine. However, the Celera Genomics group may choose to accelerate its entry into these new businesses, in response to competitive pressures or otherwise, or to invest in new technologies, or it may choose to raise additional capital due to market conditions or strategic considerations even if it has sufficient funds for its current operating plan. This additional financing may not be available when needed, or, if available, may not be available on favorable terms. If additional financing is obtained through additional public or private equity offerings, existing shareholders may suffer dilution.

    EXPECTED RAPID GROWTH IN THE NUMBER OF OUR EMPLOYEES COULD ABSORB VALUABLE MANAGEMENT RESOURCES AND BE DISRUPTIVE TO THE DEVELOPMENT OF CELERA GENOMICS' BUSINESS

    The Celera Genomics group expects to grow significantly, from approximately 450 employees at December 31, 1999 to over 600 by June 30, 2000. This growth will require substantial effort to hire new employees and train and integrate them in the Celera Genomics group's business and to develop and implement management information systems, financial controls and facility plans. In addition, the Celera Genomics group will be required to create a sales and marketing organization and expand customer support resources as sales of its information products increase. The Celera Genomics group's inability to manage growth effectively would have a material adverse effect on its future operating results.

    THE USE OF CELERA GENOMICS' PRODUCTS AND SERVICES BY ITS CUSTOMERS MAY BE SUBJECT TO GOVERNMENT REGULATION

    Within the field of functional genomics, the use of Celera's database products by pharmaceutical and biotechnology customers may be subject to certain U.S. Food and Drug Administration or other regulatory approvals. For example, any new drug developed by the efforts of Celera's customers as a result of their use of Celera's databases must undergo an extensive regulatory review process. This process can take many years and require substantial expense.

    Within the field of personalized health/medicine, current and future patient privacy and health care laws and regulations issued by the FDA may limit the use of polymorphism data. To the extent that use of Celera's databases is limited or additional costs are imposed on Celera's customers due to regulation, our business may be adversely affected.

    Furthermore, Celera Genomics may be directly subject to regulations as a provider of diagnostic information. To the extent that such regulations restrict the sale of Celera's products or impose other costs, Celera's business may be materially adversely affected.

    CELERA GENOMICS STOCK PRICE IS HIGHLY VOLATILE

    The market price of Celera Genomics stock has been and may continue to be highly volatile due to the risks and uncertainties described in this section of the prospectus, as well as other factors, including:

    - conditions and publicity regarding the genomics or life sciences industries generally;

    - failure to complete the sequencing and assembly of human genome within expected time frames;

    - price and volume fluctuations in the stock market at large which do not relate to the Group's operating performance; and

    - comments by securities analysts, or the Group's failure to meet market expectations.

    The stock market has from time to time experienced extreme price and volume fluctuations that are unrelated to the operating performance of particular companies. In the past, companies that have experienced volatility have sometimes been the subject of securities class action litigation. If litigation were instituted on this basis, it could result in substantial costs and a diversion of management's attention and resources.

    NEW INVESTORS WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION

    Purchasers of the Celera Genomic stock offered by this prospectus will incur
an immediate and substantial dilution of approximately $      per share in net
tangible book value based on an assumed public offering price of $      per
share. Additional dilution is likely to occur upon the exercise of outstanding option.

    CELERA GENOMICS HAS VERY BROAD DISCRETION AS TO THE APPLICATION OF THE PROCEEDS OF THIS OFFERING

    Celera Genomics has not yet determined the amount of net proceeds to be used for each of the purposes indicated in this prospectus. Accordingly, management will retain broad discretion in the allocation of the net proceeds and may also use a portion of the net proceeds to fund acquisitions of complementary technologies, products or businesses, although we have no current agreement or commitments for any such acquisitions.

RISKS RELATING TO A CAPITAL STRUCTURE WITH TWO SEPARATE CLASSES OF COMMON STOCK

    YOU WILL BE STOCKHOLDERS OF ONE COMPANY AND, THEREFORE, FINANCIAL EFFECTS ON ONE GROUP COULD ADVERSELY AFFECT THE OTHER

    Holders of Celera Genomics stock will be stockholders of PE Corporation, which consists of Celera Genomics group and PE Biosystems group. The Celera Genomics group and the PE Biosystems group are not separate legal entities. As a result, stockholders will continue to be subject to all of the risks of an investment in PE Corporation, including PE Biosystems. The risks and uncertainties that may affect the operations, performance, development, and results of PE Biosystems businesses include but are not limited to rapidly changing technology and dependence on new products, dependence of sales on customers' capital spending policies and government-sponsored research, claims for patent infringement, significant overseas operations, future growth strategy and earthquakes. The assets attributed to the Celera Genomics group could be subject to the liabilities of the PE Biosystems group, whether such liabilities arise from lawsuits, contracts or indebtedness that we attribute to the PE Biosystems group. If we are unable to satisfy the PE Biosystems group's liabilities out of the assets attributed to it, we may be required to satisfy those liabilities with assets attributed to the Celera Genomics group.

    Financial effects from the PE Biosystems group that affect our consolidated results of operations or financial condition could, if significant, affect the results of operations or financial condition of the Celera Genomics group and the market price of the Celera Genomics stock. A substantial portion of the Celera

Genomics group's equity is represented by a $150 million demand note of the PE Biosystems group. In addition, net losses of the PE Biosystems group and dividends or distributions on, or repurchases of, PE Biosystems stock or repurchases of certain preferred stock will reduce the funds we can pay as dividends on the Celera Genomics stock under Delaware law. For these reasons, you should read our consolidated financial information with the financial information we provide for each group.

    HOLDERS OF CELERA GENOMICS STOCK WILL HAVE LIMITED RIGHTS RELATED TO THE CELERA GENOMICS GROUP

    Holders of Celera Genomics stock have only the rights customarily held by common stockholders. They will have only the following rights related to the Celera Genomics group:

    - certain rights with regard to dividends and liquidation;

    - requirements for a mandatory dividend, redemption or conversion upon the disposition of all or substantially all of the assets of the Celera Genomics group; and

    - a right to vote on matters as a separate voting class in the limited circumstances provided under Delaware law, by stock exchange rules or as determined by our board of directors.

    We will not hold separate meetings for holders of Celera Genomics stock and PE Biosystems stock.

    LIMITS EXIST ON VOTING POWER OF GROUP COMMON STOCK

    - CELERA GENOMICS STOCK MAY NOT INITIALLY HAVE ANY INFLUENCE ON THE OUTCOME OF STOCKHOLDER VOTING

    PE Biosystems stock currently has a substantial majority of the voting power of the common stock. Except in limited circumstances requiring separate class voting, either class of common stock that is entitled to more than the number of votes required to approve any stockholder action could control the outcome of such vote--even if the matter involves a divergence or conflict of the interests of the holders of the Celera Genomics stock and the PE Biosystems stock. These matters may include mergers and other extraordinary transactions.

    - A CLASS OF GROUP COMMON STOCK WITH LESS THAN MAJORITY VOTING POWER CAN BLOCK ACTION IF A CLASS VOTE IS REQUIRED

    If Delaware law, stock exchange rules or our board of directors requires a separate vote on a matter by the holders of either the Celera Genomics stock or the PE Biosystems stock, those holders could prevent approval of the matter--even if the holders of a majority of the total number of votes cast or entitled to cast, voting together as a class, were to vote in favor of it.

    - HOLDERS OF CELERA GENOMICS STOCK CANNOT ENSURE THAT THEIR VOTING POWER WILL BE SUFFICIENT TO PROTECT THEIR INTERESTS

    Since the relative voting power per share of Celera Genomics stock and PE Biosystems stock will fluctuate based on the market values of the two classes of common stock, the relative voting power of Celera Genomics stock could decrease. As a result, holders of shares of Celera Genomics stock cannot ensure that their voting power will be sufficient to protect their interests.

    STOCKHOLDERS MAY NOT HAVE ANY REMEDIES FOR BREACH OF FIDUCIARY DUTIES IF ANY ACTION BY DIRECTORS AND OFFICERS HAS A DISADVANTAGEOUS EFFECT ON EITHER CLASS OF COMMON STOCK

    Stockholders may not have any remedies if any action or decision of our directors or officers has a disadvantageous effect on the Celera Genomics stock or the PE Biosystems stock compared to the other class of common stock.

    Recent cases in Delaware involving tracking stocks have established that decisions by directors or officers involving differing treatment of tracking stocks are judged under the principle known as "the business judgment rule" unless self-interest is shown. In addition, principles of Delaware law established in cases involving differing treatment of two classes of capital stock or two groups of holders of the same class of capital stock provide that a board of directors owes an equal duty to all stockholders regardless of class or series. Under these principles of Delaware law and the related principle known as the "business judgment rule," absent abuse of discretion, a good faith business decision made by a disinterested and adequately informed board of directors, board of directors' committee or officer with respect to any matter having different effects on holders of Celera Genomics stock and holders of PE Biosystems stock would be a defense to any challenge to such determination made by or on behalf of the holders of either class of common stock.

    STOCK OWNERSHIP COULD CAUSE DIRECTORS AND OFFICERS TO FAVOR ONE GROUP OVER THE OTHER

    As a policy, our board of directors periodically monitors the ownership of shares of Celera Genomics stock and shares of PE Biosystems stock by our directors and senior officers as well as their option holdings and other benefits so that their interests are not misaligned with the two classes of common stock and with their duty to act in the best interests of PE Corporation and our stockholders as a whole. However, because the actual value of their interests in the Celera Genomics stock and PE Biosystems stock is anticipated to vary significantly, it is possible that they could favor one group over the other due to their stock and other benefits.

    NUMEROUS POTENTIAL CONFLICTS OF INTEREST EXIST BETWEEN THE CLASSES OF COMMON STOCK WHICH MAY BE DIFFICULT TO RESOLVE BY OUR BOARD OR WHICH MAY BE RESOLVED ADVERSELY TO ONE OF THE CLASSES

    - ALLOCATION OF CORPORATE OPPORTUNITIES COULD FAVOR ONE GROUP OVER THE OTHER

    Our board of directors may be required to allocate corporate opportunities between the groups. In some cases, our directors could determine that a corporate opportunity, such a business that we are acquiring or a new business, should be shared by the groups or be allocated to one group over the other. Any such decisions could favor one group to the detriment of the other.

    - THE GROUPS MAY COMPETE WITH EACH OTHER TO THE DETRIMENT OF THEIR
      BUSINESSES

    The existence of two separate classes of common stock will not prevent PE Biosystems group and the Celera Genomics group from competing with each other. Any competition between the groups could be detrimental to businesses of either or both of the groups. Under a board of directors' policy, groups will generally not engage in the principal businesses of the other, except for joint transactions with each other. However, our Chief Executive Officer or our board of directors will permit indirect competition between the groups, such as one group doing business with a competitor of the other group, based on his or its good faith business judgment that such competition is in the best interests of PE Corporation and all of our stockholders as a whole. In addition, the groups may compete in a business that is not a principal business of the other group.

    - OUR BOARD OF DIRECTORS MAY PAY MORE OR LESS DIVIDENDS ON GROUP COMMON STOCK THAN IF THAT GROUP WERE A SEPARATE COMPANY

    Subject to the limitations referred to below, our board of directors has the authority to declare and pay dividends on the Celera Genomics stock and the PE Biosystems stock in any amount and could, in its sole discretion, declare and pay dividends exclusively on the Celera Genomics stock, exclusively on the PE Biosystems stock, or on both, in equal or unequal amounts. Our board of directors is not required to consider the amount of dividends previously declared on each class, the respective voting or liquidation rights of each class or any other factor. The performance of one group may cause our board of directors to pay more or less dividends on the common stock relating to the other group than if that other group was a stand-alone corporation. In addition, Delaware law and our certificate of incorporation impose limitations on the amount of dividends which may be paid on each class of common stock.

    - PROCEEDS OF MERGERS OR CONSOLIDATIONS MAY BE ALLOCATED UNFAVORABLY

    Our board of directors will determine how consideration to be received by holders of common stock in connection with a merger or consolidation involving PE Corporation is to be allocated among holders of each class of common stock. Such percentage may be materially more or less than that which might have been allocated to such holders had our board of directors chosen a different method of allocation.

    - HOLDERS OF EITHER CLASS OF COMMON STOCK MAY BE ADVERSELY AFFECTED BY A CONVERSION OF GROUP COMMON STOCK

    Our board of directors could, in its sole discretion and without stockholder approval, determine to convert shares of PE Biosystems stock into shares of Celera Genomics stock, or vice versa, at any time, including when either or both classes of common stock may be considered to be overvalued or undervalued. If our board of directors chose to issue Celera Genomics stock in exchange for PE Biosystems stock, such conversion would dilute the interests in PE Corporation of the holders of Celera Genomics stock. If the board of directors were to choose to issue PE Biosystems stock in exchange for Celera Genomics stock, such conversion could give holders of shares of Celera Genomics stock a greater or lesser premium than any premium that was paid or might be paid by a third-party buyer of all or substantially all of the assets of the Celera Genomics group.

    - PROCEEDS OF NEWLY ISSUED CELERA GENOMICS STOCK IN THE FUTURE COULD BE ALLOCATED TO THE PE BIOSYSTEMS GROUP

    If and to the extent the PE Biosystems group has an equity interest in the Celera Genomics group in the form of "Celera Genomics Designated Shares" at the time of any future sale of Celera Genomics stock, our board of directors could allocate some or all of the proceeds of that sale to the PE Biosystems group. Any such decision could favor one group over the other group. For example, the decision to allocate the proceeds to the PE Biosystems group may adversely affect the Celera Genomics group's ability to obtain funds to finance its growth strategies. There are no Celera Genomics Designated Shares outstanding as of the date of this prospectus.

    OUR BOARD MAY CHANGE OUR MANAGEMENT AND ALLOCATION POLICIES WITHOUT STOCKHOLDER APPROVAL TO THE DETRIMENT OF EITHER GROUP

    Our board of directors may modify or rescind our policies with respect to the allocation of corporate overhead, taxes, debt, interest and other matters, or may adopt additional policies, in its sole discretion without stockholder approval. A decision to modify or rescind these policies, or adopt additional policies, could have different effects on holders of Celera Genomics stock and holders of PE Biosystems stock or could result in a benefit or detriment to one class of stockholders compared to the other class. Our board of directors will make any such decision in accordance with its good faith business judgment that the decision is in the best interests of PE Corporation and all of our stockholders as a whole.

    EITHER GROUP MAY FINANCE THE OTHER GROUP ON TERMS UNFAVORABLE TO ONE OF THE
     GROUPS

    From time to time, we anticipate that we will transfer cash and other property between groups to finance their business activities. When this occurs the group providing the financing will be subject to the risks relating to the group receiving the financing. We will account for those transfers in one of the following ways:

    - as a reallocation of pooled debt or preferred stock;

    - as a short-term or long-term loan between groups or as a repayment of a previous borrowing;

    - as an increase or decrease in the PE Biosystems group's equity interest, if any, in the Celera Genomics group; or

    - as a sale of assets between groups.

    Our board of directors has not adopted specific criteria for determining when we will transfer cash or other property as a loan or repayment, an increase or decrease in equity interest or a sale of assets. These determinations, including the terms of any transactions accounted for as debt, may be unfavorable to either the group transferring or receiving the cash or other property. Our board of directors expects to make these determinations, either in specific instances or by setting generally applicable policies, after considering the financing requirements and objectives of the receiving group, the investment objectives of the transferring group and the availability, cost and time associated with alternative financing sources, prevailing interest rates and general economic conditions.

    We cannot assure you that any terms that we fix for debt will approximate those that could have been obtained by the borrowing group if it were a stand-alone corporation.

    THE CELERA GENOMICS GROUP MAY NOT BE FULLY REIMBURSED FOR THE PE BIOSYSTEMS GROUP'S USE OF ITS TAX BENEFITS AND COULD BE CHARGED WITH HIGHER FUTURE TAXES THAN IF IT WERE A STAND-ALONE TAXPAYER

    Our management and allocation policies provide that tax benefits generated but not used by the Celera Genomics group may be used by the PE Biosystems group. The aggregate amount reimbursed to the Celera Genomics group for such use may not exceed $75 million. All subsequent tax benefits in excess of this amount will not be credited to the Celera Genomics group and the Celera Genomics group will not be reimbursed for those tax benefits, unless the Celera Genomics group can use those tax benefits. Accordingly, any tax benefits that can not be used by the Celera Genomics group will not be carried forward to reduce its future taxes. This could result in the Celera Genomics group being charged a greater portion of the total corporate tax liability in the future than would have been the case if the Celera Genomics group had retained its tax benefits.

    HOLDERS OF CELERA GENOMICS STOCK MAY RECEIVE LESS CONSIDERATION UPON A SALE OF ASSETS THAN IF THE CELERA GENOMICS GROUP WERE A SEPARATE COMPANY

    Our certificate of incorporation provides that if a disposition of all or substantially all of the assets of the Celera Genomics group occurs, we must, subject to certain exceptions:

    - distribute to holders of the Celera Genomics stock an amount equal to the net proceeds of such disposition, or

    - convert at a 10% premium the Celera Genomics stock into shares of PE Biosystems stock.

If the Celera Genomics group were a separate, independent company and its shares were acquired by another person, certain costs of that disposition, including corporate level taxes, might not be payable in connection with that acquisition. As a result, stockholders of the Celera Genomics group as a separate, independent company might receive a greater amount than the net proceeds that would be received by holders of Celera Genomics stock if the assets of the Celera Genomics group were sold. In addition, we can not assure you that the net proceeds per share of Celera Genomics stock will be equal to or more than the market value per share of Celera Genomics stock prior to or after announcement of a disposition.

    OUR CAPITAL STRUCTURE AND VARIABLE VOTE PER SHARE MAY DISCOURAGE ACQUISITIONS OF THE CELERA GENOMICS GROUP OR CELERA GENOMICS STOCK

    A potential acquiror could acquire control of PE Corporation by acquiring shares of common stock having a majority of the voting power of all shares of common stock outstanding. Such a majority could be obtained by acquiring a sufficient number of shares of both classes of common stock or, if one class of common stock has a majority of such voting power, only shares of that class. Currently, the PE Biosystems stock has a substantial majority of the voting power. As a result, it might be possible for an acquiror to obtain control by purchasing only shares of PE Biosystems stock.

    DECISIONS BY DIRECTORS AND OFFICERS THAT AFFECT MARKET VALUES COULD ADVERSELY AFFECT VOTING AND CONVERSION RIGHTS

    The relative voting power per share of each class of common stock and the number of shares of one class of common stock issuable upon the conversion of the other class of common stock will vary depending upon the relative market values of the Celera Genomics stock and the PE Biosystems stock. The market value of either or both classes of common stock could be adversely affected by market reaction to decisions by our board of directors or our management that investors perceive as affecting differently one class of common stock compared to the other. These decisions could involve changes to our management and allocation policies, transfers of assets between groups, allocations of corporate opportunities and financing resources between groups and changes in dividend policies.

    INVESTORS MAY NOT VALUE CELERA GENOMICS STOCK BASED ON CELERA GENOMICS GROUP FINANCIAL INFORMATION AND POLICIES

    We can not assure you that investors will value the Celera Genomics stock based on the reported financial results and prospects of the Celera Genomics group or the dividend policies established by our board of directors with respect to the Celera Genomics group.

RECENT CLINTON ADMINISTRATION PROPOSAL COULD RESULT IN TAXATION OF ISSUANCES OF COMMON STOCK

    Last year, as part of its fiscal year 2000 budget proposal, the Clinton Administration proposed to impose a corporate level tax on the issuance of stock similar to the Celera Genomics stock. If this proposal is enacted, we could be subject to tax on an issuance of Celera Genomics stock after the date of enactment. Congress did not act upon this proposal in 1999, and no prediction can be made whether it will be proposed again or whether Congress will act upon it in the future.

    If there are adverse U.S. federal income tax law developments, we may convert the Celera Genomics stock or the PE Biosystems stock into shares of the other class without any premium. The proposal of the Clinton Administration would be such an adverse development if it is implemented or receives certain legislative action.

PROVISIONS GOVERNING COMMON STOCK COULD DISCOURAGE A CHANGE OF CONTROL AND THE PAYMENT OF A PREMIUM FOR STOCKHOLDERS' SHARES

    Our stockholder rights plan could prevent stockholders from profiting from an increase in the market value of their shares as a result of a change in control of PE Corporation by delaying or preventing such change in control. The existence of two classes of common stock could also present complexities and could, in certain circumstances, pose obstacles, financial and otherwise, to an acquiring person. In addition, certain provisions of the Delaware law, the new certificate of incorporation and the new by-laws may also deter hostile takeover attempts.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Certain statements contained in this prospectus, including the "Celera Genomics Group--Management's Discussion and Analysis" and "PE Corporation--Management's Discussion and Analysis" sections, are forward-looking and are subject to a variety of risks and uncertainties. These statements may be identified by the use of forward-looking words or phrases such as "believe," "expect," "anticipate," "should," "planned," "estimated," and "potential," among others. These forward-looking statements are based on our current expectations. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for such forward-looking statements. In order to comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. The risks and uncertainties that may affect the operations, performance, development, and results of our businesses include, but are not limited to, those described under "Risk Factors."

                                USE OF PROCEEDS

    The net proceeds we will receive from the sale of       shares of Celera
Genomics stock offered by us are estimated to be approximately $      million,
assuming a public offering price of $      per share and after deducting the
underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' over-allotment option is exercised in full, we
estimate that the net proceeds to us would be approximately $      million.

    Celera intends to use the net proceeds from this offering primarily to fund its new product and technology development activities in functional genomics, with an emphasis on proteomics, and personalized health/medicine. These activities will require increased investment in Celera's laboratory, computational resources, software systems and business and product development operations. Celera also intends to use the net proceeds of this offering for general corporate purposes, including possible acquisitions, alliances or collaborations.

    Pending such uses, Celera intends to invest the net proceeds of this offering in interest-bearing, investment-grade securities.

          PRICE RANGE OF AND DIVIDENDS ON CELERA GENOMICS GROUP STOCK

    The Celera Genomics stock is listed on the New York Stock Exchange, the NYSE, under the symbol "CRA." The following table sets forth the range of high and low closing sale prices of the Celera Genomics stock as reported on the NYSE Composite tape since May 6, 1999, the effective date of the change of PE Corporation's then outstanding common stock into PE Biosystems stock and Celera Genomics stock, two new classes of common stock. On January 20, 2000, we announced a two-for-one split of the Celera Genomics stock to be effected in the form of a 100 percent stock dividend payable to stockholders of record on February 4, 2000. The distribution date of the stock dividend is February 18, 2000, and the table below gives effect to the stock split.

                                                                HIGH           LOW
                                                              --------       --------
FISCAL YEAR ENDED JUNE 30, 1999
  Fourth Quarter (from May 6, 1999).........................    $ 11 1/4       $  7 3/32
FISCAL YEAR ENDED JUNE 30, 2000
  First Quarter.............................................      26 29/32        7 7/8
  Second Quarter............................................      96 13/32       15 3/16
  Third Quarter (through January 28, 2000)..................     135             73

    On           , 2000, the reported last sale price of the Celera Genomics
stock on the NYSE was $   per share. There were approximately       record
holders of Celera Genomics stock as of December 31, 1999.

    We have not paid any cash dividends on the Celera Genomics stock, and we do not anticipate paying cash dividends on the Celera Genomics stock for the foreseeable future.

    Our board of directors does not currently intend to pay cash dividends on the Celera Genomics stock but reserves the right to do so at any time based primarily on the financial condition, results of operations and business requirements of the Celera Genomics group and of our company as a whole. In making its dividend decisions regarding the Celera Genomics stock, our board of directors will rely on the financial statements of the Celera Genomics group. See the historical financial statements of the Celera Genomics group included in this prospectus. Future dividends on the Celera Genomics stock will be payable when, as and if declared by our board of directors out of the lesser of (1) all funds of our company legally available therefor and (2) the Celera Genomics group's Available Dividend Amount. The Celera Genomic group's Available Dividend Amount is intended to be similar to the amount that would be legally available for the payment of dividends on the stock for that group under Delaware law if that group were a separate company. See "Description of Capital Stock--Celera Genomics Group Stock--Dividends."

\

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Celera Genomics group and the consolidated capitalization of PE Corporation as of September 30, 1999, and as adjusted to give effect to the offering (assuming no exercise of the over-allotment option). The net proceeds of the offering will be reflected entirely in the financial statements of the Celera Genomics group and not in those of the PE Biosystems group. As a matter of policy, PE Corporation manages most financial activities on a centralized, consolidated basis. For information concerning attribution of debt and equity to the Celera Genomics group, see "Celera Genomics Group--Selected Combined Financial Information," "Celera Genomics Group--Management's Discussion and Analysis" and "Management and Allocation Policies."

    The table does not include      shares of Celera Genomics stock issuable
upon the exercise of outstanding stock options at a weighted average exercise
price of $    per share.

                                                               AT SEPTEMBER 30, 1999
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
(DOLLAR AMOUNTS IN MILLIONS)                                  ---------   -----------
                                                                    (UNAUDITED)
CELERA GENOMICS GROUP:
  Short-term debt...........................................  $    46.0    $   46.0
  Group equity(a)...........................................      279.5
                                                              --------     --------
  Total capitalization......................................  $   325.5
                                                              ========     ========

PE CORPORATION:
  Short-term debt...........................................  $    56.1    $   56.1
  Long-term debt due after one year.........................       35.7        35.7
  Stockholders' equity(b)...................................      880.1
                                                              --------     --------
  Total capitalization......................................  $   971.9    $
                                                              ========     ========

------------------------

(a) If the over-allotment option is exercised in full, the Group equity, as
    adjusted, for the Celera Genomics group would be $   million.

(b) If the over-allotment option is exercised in full, the stockholders' equity,
    as adjusted, for PE Corporation would be $   million.

                             CELERA GENOMICS GROUP
                    SELECTED COMBINED FINANCIAL INFORMATION

    The following selected combined financial information has been derived from the combined financial statements of the Celera Genomics group for each of the four fiscal years in the period ended June 30, 1999 and the three-month periods ended September 30, 1998 and 1999. The information set forth below should be read in conjunction with the Celera Genomics group "Management's Discussion and Analysis" and combined financial statements and notes thereto included in this prospectus; the PE Corporation "Management's Discussion and Analysis" included in this prospectus; and the PE Corporation consolidated financial statements and notes thereto contained in the PE Corporation Annual Report to Stockholders for the year ended June 30, 1999, and in the PE Corporation Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, each incorporated herein by reference. There is no selected combined financial information for fiscal 1995 since the Celera Genomics group commenced business in fiscal 1996. The data for the three-month periods ended September 30, 1998 and 1999 have been derived from unaudited financial statements which, in the opinion of management, reflect all adjustments necessary for a fair presentation of results for the periods covered.

    On May 6, 1999, PE Corporation recapitalized its former common stock into PE Corporation - Celera Genomics Group Common Stock and PE Corporation - PE Biosystems Group Common Stock. Therefore, no Celera Genomics stock was issued or outstanding for periods prior to May 6, 1999.

    On January 20, 2000, the Board of Directors announced a two-for-one stock split of the Celera Genomics stock. The two-for-one split will be effected in the form of a 100% stock dividend payable to stockholders of record as of the close of business on February 4, 2000. All Celera Genomic group share and per share data reflect this split.

    Items impacting the comparability of information presented for these periods included acquired research and development charges of $2.1 million for fiscal 1996 and $26.8 million for fiscal 1997, relating to the acquisition of Zoogen Inc. in fiscal 1996 and the acquisition of GenScope and Linkage in fiscal 1997, and $5.6 million of charges for fiscal 1999 relating to the recapitalization and transformation of PE Corporation.

                                                                                                          FOR THE
                                                                                                       THREE MONTHS
                                                           FOR THE FISCAL YEARS ENDED JUNE 30,      ENDED SEPTEMBER 30,
                                                        -----------------------------------------   -------------------
(DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)    1996       1997       1998       1999       1998       1999
------------------------------------------------------  --------   --------   --------   --------   --------   --------
                                                                                                        (UNAUDITED)
SUMMARY OF OPERATIONS
Net revenues....................................        $   159    $    903   $ 4,211    $ 12,541   $  3,916   $  8,279
Net loss........................................         (2,589)    (30,247)   (8,315)    (44,894)    (3,609)   (19,398)
  Per share of common stock
    Basic and diluted...........................                                         $   (.89)             $   (.38)

OTHER INFORMATION
Cash and cash equivalents.......................        $    --    $     --   $    --    $ 71,491   $     --   $ 80,052
Note receivable from the PE Biosystems Group....             --          --        --     150,000    330,000    150,000
Working (deficit) capital.......................           (340)       (421)   (1,160)    192,803    332,166    175,195
Capital expenditures............................          1,073         411     3,648      94,541      2,239     14,069
Total assets....................................            977       2,983     6,339     344,720    342,596    361,725
Total debt......................................             --          --        --          --         --     46,000
Group equity (deficit)..........................            611      (3,464)   (1,259)    293,867    333,667    279,479

                             CELERA GENOMICS GROUP
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION OF OPERATIONS

    The Celera Genomics group includes the business and operations of GenScope and AgGen. GenScope provides genomic-related contract research and discovery services, utilizing AFLP-based gene expression profiling technology. AgGen is a provider of genetic analysis services for plant and animal breeding. The purchases of Linkage Genetics, Inc. in 1997 and Zoogen Inc. in 1996 were combined with our applied agriculture unit to form AgGen. In fiscal 1999, these businesses were integrated into the core business of providing genomic information and related gene discovery and genomic services.

    Operations prior to September 30, 1998 were principally funded from working capital, collaborative arrangements and contract research services. Net losses for fiscal 1997, 1998, and 1999 were $30.2 million, $8.3 million, and $44.9 million, respectively. Net losses for the three months ended
September 30, 1999 and 1998, were $19.4 million and $3.6 million, respectively. Results for the three months ended September 30, 1999 and 1998, and the fiscal year ended June 30, 1999 reflected the significant increase in R&D expenditures to support the genomic sequencing efforts. Fiscal 1999 included a non-recurring before-tax cost of $4.6 million incurred in connection with the recapitalization of our company and $1.0 million for costs related to the acceleration of certain long-term compensation programs. Results through fiscal 1998 primarily reflected the operations of GenScope and AgGen. Fiscal 1997 results included charges of $26.8 million for purchased in-process research and development.

    The following discussion with respect to fiscal years 1997, 1998, and 1999, and the three months ended September 30, 1998 and 1999, should be read in conjunction with the Celera Genomics group's combined financial statements and related notes included in this prospectus and PE Corporation's consolidated financial statements and related notes incorporated by reference herein; and PE Corporation's "Management's Discussion and Analysis" included in this prospectus. Historical results and percentage relationships are not necessarily indicative of operating results for any future periods.

EVENTS IMPACTING COMPARABILITY

ACQUISITIONS AND INVESTMENTS

    During the third quarter of fiscal 1999, the Celera Genomics group acquired a 49% interest in Agrogene S.A. for $1.2 million. The investment complements the Celera Genomics group's automated DNA sequencing and genotyping services in the agricultural field.

    During the fourth quarter of fiscal 1997, the Celera Genomics group acquired Linkage, Inc., a provider of genetic analysis services in the agriculture industry. At the acquisition date, the technological feasibility of the acquired technology had not been established and the acquired technology had no future alternative uses. The acquisition cost of $1.4 million was expensed as purchased in-process research and development.

    During the third quarter of fiscal 1997, the Celera Genomics group acquired GenScope, Inc. for $26.8 million. GenScope, founded in 1995, represented a development stage venture with no operating history. GenScope had effectively no revenues and only limited R&D contract services. At the acquisition date, technological feasibility of the acquired technology right had not been established and the acquired technology right had no future alternative uses. The Celera Genomics group obtained the right to utilize AFLP-based gene expression profiling technology in the field of human health, but did not obtain any core technology or other rights. GenScope's limited balance sheet, with assets of approximately $.2 million, had yet to deliver commercial value. Therefore, of the $26.8 million paid for GenScope, $25.4 million was charged to purchased in-process technology and $1.4 million was allocated to technology rights attributable to GenScope's AFLP-based gene expression profiling technology. AFLP is an enhancement of the polymerase chain reaction ("PCR") process that allows selective analysis of any portion of genetic material without the specific, prior sequence information normally required for PCR. Of the $25.4 million expensed as in-process research and development, $5.5 million represented a contingent liability due on the issuance of a process patent for technology under development. Through June 30, 1999, GenScope incurred approximately $12.2 million in additional research and development costs to further develop the AFLP technology in the field of human health. The Celera Genomics group anticipates spending an additional $2.2 million in fiscal 2000 to substantially complete such project.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED WITH THE THREE MONTHS ENDED SEPTEMBER 30, 1998

    The Celera Genomics group reported a net loss of $19.4 million for the first quarter of fiscal 2000, compared with a net loss of $3.6 million for the first quarter of fiscal 1999. The increase in the net loss reflected the continued establishment of operations to support the expanded sequencing, data management and software development activities of the business.

    Net revenues for the Celera Genomics group were $8.3 million for the first quarter of fiscal 2000 compared with $3.9 million for the first quarter of fiscal 1999. The increased revenues were primarily a result of subscriptions initiated during the second half of fiscal 1999. Revenues for genotyping and genomic contract services remained essentially unchanged with the prior year.

    Research and development (R&D) expenses increased $27.5 million to $32.2 million for the first quarter of fiscal 2000 from $4.7 million for the first quarter of fiscal 1999 primarily as a result of establishing and operating the sequencing facility and computing center of the genomic database business. Increased staffing related to sequencing operations also contributed to the increase in R&D expenses.

    Selling, general and administrative (SG&A) expenses were $8.4 million for the first quarter of fiscal 2000 compared with $4.8 million for the first quarter of fiscal 1999. The increase was primarily related to the start-up and ongoing operations of the genomic database business. Corporate expenses and administrative shared services were $1.4 million for the first quarter of fiscal 2000 compared with $1.0 million for the first quarter of fiscal 1999.

    Interest expense was $.1 million for the first quarter of fiscal 2000 as a result of PE Corporation's financing for the purchase of the Rockville, Maryland facilities. Interest income was $2.0 million for the first quarter of fiscal 2000, which was primarily attributable to interest on the $150 million note receivable from the PE Biosystems group.

    The effective income tax rate was 36% for the first quarter of fiscal 2000 and 35% for the first quarter of fiscal 1999. See Note 1 to the Celera Genomics group's combined financial statements included in this prospectus for a discussion of allocations of federal and state income taxes.

RESULTS OF OPERATIONS--1999 COMPARED WITH 1998

    The Celera Genomics group reported a net loss of $44.9 million for fiscal 1999 compared with a net loss of $8.3 million for fiscal 1998. The significant increase in the net loss reflected the establishment and start-up of operations to support the expanded sequencing, data management, and software development activities of the business.

    Net revenues for the Celera Genomics group were $12.5 million for fiscal 1999 compared with $4.2 million for fiscal 1998. Net revenues for agricultural genotyping and gene discovery services were $8.4 million for fiscal 1999, an increase of $4.5 million over the prior period. The increase included
$3.2 million attributable to a three-year contract to provide expression-based gene discovery services in the agricultural market. The contract commenced in the first quarter of fiscal 1999. Revenues from the Celera Genomics group's new genomic information and database products were $2.8 million for fiscal 1999, mainly from early access subscriptions. Revenues for genomic contract services increased $1.0 million for fiscal 1999 as a result of increased contract research services using AFLP technology.

    R&D expenses increased $38.1 million to $48.4 million for fiscal 1999 from $10.3 million for fiscal 1998 primarily as a result of establishing and operating the sequencing facility and computing center of the new genomic information business.

    SG&A expenses were $28.3 million for fiscal 1999 compared with $6.7 million for the prior year. The increase resulted from expenses associated with the start-up and ongoing operations of the new genomic information business. Corporate overhead and administrative shared services were $5.1 million for fiscal 1999 compared with $1.7 million for fiscal 1998. Fiscal 1999 SG&A expenses included $1.0 million for costs related to the acceleration of certain long-term compensation programs as a result of the recapitalization of our company and the attainment of performance targets.

    During fiscal 1999, the Celera Genomics group was allocated a before-tax special charge of $4.6 million for costs incurred in connection with the recapitalization of our company. The Celera Genomics group and the PE Biosystems group were each allocated 50% of the $9.2 million total recapitalization costs incurred by our company. These costs included investment banking and professional fees.

    Interest income was $1.2 million for fiscal 1999. Interest income included $.5 million of interest on cash balances and $.7 million of interest on the $150 million note receivable from the PE Biosystems group.

    The effective income tax rate was 34% for fiscal 1999 and 35% for fiscal 1998. See Note 1 to the Celera Genomics group combined financial statements included in this prospectus for a discussion of allocations of federal and state income taxes.

RESULTS OF OPERATIONS--1998 COMPARED WITH 1997

    The Celera Genomics group reported a net loss of $8.3 million for fiscal 1998 compared with a net loss of $30.2 million for the prior year, or a net loss of $3.4 million excluding the $26.8 million for purchased in-process research and development charged in connection with the GenScope and Linkage acquisitions.

    Net revenues for the Celera Genomics group were $4.2 million for fiscal 1998 compared with $.9 million for fiscal 1997. Revenues for genetic analysis services increased to $3.9 million for fiscal 1998 primarily from the animal business. Revenues were $.3 million in fiscal 1998 from contract research utilizing AFLP-based gene expression profiling technology. Fiscal 1997 revenues were entirely attributable to genetic analysis services.

    R&D expenses were $10.3 million for fiscal 1998 compared with $4.0 million for fiscal 1997. Fiscal 1997 included the operations of Linkage and GenScope from the date of acquisition.

    SG&A expenses were $6.7 million for fiscal 1998 compared with $2.2 million for fiscal 1997. Fiscal 1998 included $1.7 million of corporate overhead and administrative shared services. The amount of allocated corporate overhead and shared services for fiscal 1997 was $.2 million. Fiscal 1997 included the operations of Linkage and GenScope from the date of acquisition.

    The effective income tax rate was 35% for both fiscal 1998 and fiscal 1997. Fiscal 1997 included a tax benefit of $1.9 million on a before-tax loss of $32.1 million. The fiscal 1997 charge of $26.8 million for acquired research and development was not deductible for tax purposes. See Note 1 to the Celera Genomics group combined financial statements included in this prospectus for a discussion of allocations of federal and state income taxes.

MANAGEMENT'S DISCUSSION OF FINANCIAL RESOURCES AND LIQUIDITY

    The development of the Celera Genomics group's products and services requires substantial funding. No organization has ever attempted to combine in one business organization all of the Celera Genomics group's businesses. At September 30, 1998, we allocated to the Celera Genomics group a $330 million short-term note receivable from the PE Biosystems group. The $330 million note represented an allocation of our capital to the Celera Genomics group and did not result in the PE Biosystems group holding an equity interest in the Celera Genomics group. Accordingly, no interest was ascribed to the note. The allocation of capital represented management's decision to allocate a portion of our capital to the Celera Genomics group and the remaining capital to the PE Biosystems group prior to the effective date of the recapitalization. The note receivable was liquidated on May 28, 1999 in exchange for a portion of the proceeds received from the sale of the Analytical Instruments business and a new note receivable from the PE Biosystems group for $150 million was established. The new note receivable was for a term of one year, bears an interest rate of 5% per annum, and is payable on demand without penalty. At September 30, 1999, the outstanding balance of the note receivable was $150 million.

    PE Corporation intends to allocate tax benefits to the Celera Genomics group for losses incurred, resulting in up to $75 million of additional cash resources for the Celera Genomics group. PE Corporation also secured financing of $46 million in the first quarter of fiscal 2000 specifically for the Rockville, Maryland facilities acquired in fiscal 1999. Management believes that the remaining balance of the $330 million funding and allocated tax benefits, and the financing for the facilities and anticipated revenues of the Celera Genomics group, should be sufficient to fund its original business objectives, which were largely based on the sequencing and assembly of the human genome.

    In addition, our board of directors has adopted a financing policy, discussed in Note 1 to the Celera Genomics group combined financial statements, which will permit the PE Biosystems group to make loans to the Celera Genomics group and to make equity contributions to the Celera Genomics group in exchange for an equity interest in the Celera Genomics group.

SIGNIFICANT CHANGES IN THE COMBINED STATEMENTS OF FINANCIAL POSITION

    Cash and cash equivalents were $80.1 million at September 30, 1999 compared with $71.5 million at June 30, 1999. During the first quarter of fiscal 2000, we secured financing of $46 million specifically for the purchase of the Celera Genomics group's Rockville, Maryland facilities. The Celera Genomics group anticipates the $46 million financing to remain outstanding beyond the current fiscal year.

    At September 30, 1999 and June 30, 1999, the Celera Genomics group had a $7.5 million and $9.9 million tax benefit receivable from the PE Biosystems group. These amounts represent the tax benefits for the first quarter of fiscal 2000 and the fourth quarter of fiscal 1999, respectively. The tax benefit receivable is settled on a quarterly basis. See Note 1 to the Celera Genomics group combined financial statements included in this prospectus for a discussion of allocations of federal and state income taxes.

    Accounts receivable, net increased $3.3 million to $6.6 million at September 30, 1999, compared with $3.3 million at June 30, 1999, primarily as a result of increased revenue from early access subscriptions.

    Prepaid expenses and other current assets increased $4.2 million to $7.7 million at September 30, 1999 compared with $3.5 million at June 30, 1999. The increase included a deferred tax asset of $3.4 million resulting from the Celera Genomics group's operating losses.

    Net property, plant and equipment increased $100.0 million to $104.2 million at June 30, 1999. The increase was primarily a result of significant capital expenditures to establish the Celera Genomics group's Rockville, Maryland facilities.

    Accounts payable decreased $10.0 million to $9.9 million at September 30, 1999 compared with $19.9 million at June 30, 1999 as a result of payments for purchases incurred during the fourth quarter of fiscal 1999, which were made to support the establishment of the Celera Genomics group's infrastructure. Accounts payable increased by $19.4 million to $19.9 million at June 30, 1999 from $.5 million at June 30, 1998 as a result of the Celera Genomics group establishing its infrastructure. The balance at June 30, 1999 included $9.0 million for capital expenditures, as previously described, and $5.2 million for purchases from the PE Biosystems group.

    Accrued salaries and wages increased $4.0 million to $4.2 million at June 30, 1999 from $.2 million at June 30, 1998. The increase reflected the growth in the number of employees during fiscal 1999 and the timing of payments.

    Deferred revenues were $12.0 million at June 30, 1999 compared with $.3 million at June 30, 1998. The increase pertained primarily to early access subscriptions to the new genomic information database product.

    Other accrued expenses were $9.3 million at June 30, 1999, an increase of $8.2 million. At June 30, 1999, the Celera Genomics group accrued a liability of $2.5 million for its portion of our costs associated with the recapitalization of PE Corporation and a liability of $1.3 million for certain long-term compensation program costs.

COMBINED STATEMENTS OF CASH FLOWS

    Cash used by operating activities was $26.6 million for the first three months of fiscal 2000 compared with $6.3 million for the same period in the prior year. The increase in cash used by operating activities resulted primarily from higher net operating losses. Cash used by operating activities was $22.8 million for fiscal 1999 compared with $6.9 million for the prior year. The increase in cash used by operating activities resulted primarily from net operating losses and the tax benefit receivable from the PE Biosystems group. This was offset partially by an increase of $11.7 million in deferred revenues and an increase of $19.4 million in accounts payable. For fiscal 1998, net cash used by operating activities was $6.9 million compared with $3.1 million for fiscal 1997 reflecting higher net operating losses for fiscal 1998.

    Net cash used by investing activities for capital expenditures was $14.1 million for the first three months of fiscal 2000 compared with $2.2 million for the first three months of fiscal 1999. Fiscal 2000 capital expenditures included payments for data management software licenses acquired during the fourth quarter of fiscal 1999 and expenditures associated with the continued construction of the laboratories, facilities, and data center at the Rockville, Maryland facilities. Net cash used by investing activities of $95.8 million for fiscal 1999 was comprised of capital expenditures of $94.5 million and an equity investment in Agrogene of $1.2 million. Capital expenditures were $3.6 million for the prior year. Capital expenditures increased significantly as a result of the establishment and start-up of operations at the Celera Genomics group's Rockville, Maryland facilities. Included in the increase was $46.3 million for land and buildings to house its headquarters and $22.9 million for improvements thereon. Additionally, the increase included $9.0 million for assets received but not yet paid, $8.1 million related to data management software licenses and $.9 million for facility-related items. Fiscal 1999 capital expenditures also included
$8.4 million for the PE Biosystems group's ABI Prism-Registered Trademark- 3700 DNA Analyzers and $1.6 million for other instrumentation purchased from the PE Biosystems group. Net cash used by investing activities of $3.6 million for fiscal 1998 primarily reflected our capital investment in the genomics services business. Net cash used by investing activities for fiscal 1997 was $23.1 million and related to the acquisition of GenScope in the third quarter of fiscal 1997 and Linkage in the fourth quarter of fiscal 1997. See Note 2 to the Celera Genomics group combined financial statements included in this prospectus.

    Net cash provided by financing activities was $49.2 million for the first quarter of fiscal 2000 compared with $8.5 million for same period in the prior year. During the first quarter of fiscal 2000, we secured financing of $46 million specifically for the Rockville, Maryland facilities. In the first quarter of fiscal 2000, the Celera Genomics group received $3.2 million in proceeds from employee stock option exercises. Net cash provided by financing activities was $190.0 million for fiscal 1999 reflecting the initial capitalization of $330 million offset partially by the note receivable of $150 million. Net cash provided by financing activities for fiscal 1998 was $10.5 million, attributable entirely to the funding of that year's operations by PE Corporation.

YEAR 2000

    In fiscal 1997, PE Corporation initiated a worldwide program to assess the expected impact of the Year 2000 date recognition problem on our existing internal computer systems; our non-information technology systems, including embedded and process control systems; our product offerings; and our significant suppliers. The operations of the Celera Genomics group are included within this program. The purpose of this program is to ensure the event does not have a material adverse effect on our business operations.

    Regarding PE Corporation's existing internal computer systems, the program involves a mix of purchasing new systems and modifying existing systems, with the emphasis on replacement of applications developed in-house. Replacement projects are currently underway, and are anticipated to be substantially completed for all business-critical systems worldwide by December 31, 1999. The program includes replacement of applications that, for reasons other than Year 2000 noncompliance, had been previously selected for replacement. The replacement projects, which began in fiscal 1997, are expected to offer improved functionality and commonality over current systems, while at the same time addressing the Year 2000 problem.

    With respect to PE Corporation's current product offerings, the program involves performing an inventory of current products, assessing their compliance status, and constructing a remediation plan where appropriate. All of the Celera Genomics group's current product offerings are Year 2000 compliant.

    The program also addresses the Year 2000 compliance efforts of PE Corporation's significant suppliers, vendors, and third-party interface systems. As part of this analysis, PE Corporation has identified and prioritized these suppliers, vendors, and third parties and has sought written assurances from them that they will be Year 2000 compliant. The vast majority of PE Corporation's third-party suppliers and vendors have met the standards of the program; however, PE Corporation is aggressively pursuing the few remaining companies that have compliance end dates in the last calendar quarter of 1999. There can be no assurance that the systems of other companies with which PE Corporation deals, or on which PE Corporation's systems rely will be timely converted, or that any such failure to convert by another company could not have a material adverse effect on PE Corporation. PE Corporation has not fully determined the extent to which PE Corporation's interface systems may be impacted by third parties' systems, which may not be Year 2000 compliant, but is addressing this issue in our contingency plans noted below.

    As of November 15, 1999, PE Corporation was over 95% complete in accomplishing the objectives established in its program. Remediation of all business-critical applications has been completed. PE Corporation's preliminary estimate of the total cost for this multi-year program covering 3-4 years is approximately $150 million. This includes amounts previously budgeted for information technology infrastructure improvements and estimates of remediation costs on components not yet fully assessed. Incremental spending has not been and is not expected to be material because most Year 2000 compliance costs have been met with amounts that are normally budgeted for procurement and maintenance of PE Corporation's information systems, production, and facilities equipment. The redirection of spending to implement Year 2000 compliance plans has in some instances delayed productivity improvements.

    PE Corporation has also engaged a consulting firm to provide periodic assessments of PE Corporation's Year 2000 project plans and progress. Because of the importance of addressing the Year 2000 problem, PE Corporation has created a Year 2000 business continuity planning team which has developed, and will continue to develop, business contingency plans to address issues that may not be corrected by implementation of PE Corporation's Year 2000 compliance plan in a timely manner. Contingency plans include identification of systems and third party risks, an analysis of strategies and available resources to restore operations, and a recovery program that identifies participants, processes, and significant equipment. If PE Corporation is not successful in implementing its Year 2000 compliance plan, or there are delays in and/or increased costs associated with implementing such changes, the Year

2000 problem could have a materially adverse effect on PE Corporation's consolidated results of operations and financial condition.

    At this stage of the process, PE Corporation believes that it is difficult to specifically identify the cause of the most reasonable worst case Year 2000 scenario. A reasonable worst case Year 2000 scenario would be the failure of significant suppliers and vendors to have corrected their own Year 2000 issues which could cause disruption of PE Corporation's operations and have a materially adverse effect on PE Corporation's financial condition. The impact of such disruption cannot be estimated at this time. In the event PE Corporation believes that any of its significant suppliers or vendors are unlikely to be able to resolve their own Year 2000 issues, PE Corporation's contingency plans include seeking additional sources of supply.

RECENTLY ISSUED ACCOUNTING STANDARDS

    In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." The provisions of the statement require the recognition of all derivatives as either assets or liabilities in the statement of financial position and the measurement of those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Celera Genomics group is required to implement the statement in the first quarter of fiscal 2001. The Celera Genomics group currently believes the statement will not have a material impact on its combined financial statements.

OUTLOOK

    The Celera Genomics group expects to see an expansion in the customer base for the new genomic information and database products, with corresponding increases in revenues throughout fiscal 2000. Despite the potential for increased revenues in fiscal 2000, the Celera Genomics group expects that it will continue to incur significant operating losses for such year.

    Operating expenses will continue to increase in the second quarter, as the Celera Genomics group targets an increase in its headcount to more than 450 people. Also, over the balance of the fiscal year, the Celera Genomics group plans to bring its sequencing operations up to full capacity and install additional hardware and software designed to accelerate product development and support its information delivery systems.

    The Celera Genomics group recently achieved significant milestones by completing the sequencing phase in deciphering the genome of DROSOPHILA MELANOGASTER, the fruit fly, and beginning the sequencing phase of the human genome. In October 1999 Celera Genomics announced that it had sequenced and delivered to its subscribers approximately 1.2 billion base pairs, letters of genetic code, of human DNA. The Celera Genomics group has filed provisional patent applications disclosing more than 10,000 pieces of unique genetic data that could be used in developing novel medicines to combat or prevent the formation of human diseases. The Celera Genomics group will perform further research and investigation to provide additional sequence information and function to a subset of these discoveries in order to develop a patent portfolio and collaborative relationships covering the commercially important portions of the initial discoveries.

    PE Corporation believes the Celera Genomics group has adequate funding to meet its working capital requirements through 2001.

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
                     BUSINESS OF THE CELERA GENOMICS GROUP

OVERVIEW

    The Celera Genomics group is engaged principally in:

    - the generation, sale and support of genomic, proteomic and related biological and medical information and supporting related information management and analysis software tools;

    - the discovery, validation and licensing of proprietary gene products, genetic markers and information concerning genetic variability and functional genomics; and

    - related consulting and contract research and development services.

    We and Dr. J. Craig Venter, a leading genomic scientist and founder of The Institute for Genomic Research ("TIGR"), formed the Celera Genomics business for the purpose of generating and commercializing genomic, proteomic and related biological and medical information to accelerate the understanding of biological processes and to assist pharmaceutical, biotechnology and life science research entities in areas of research including:

    - new drugs and improved drug development processes;

    - novel genes and factors that regulate and control gene expression;

    - understanding basic biological processes;

    - interrelationships between genetic variability, disease and drug response; and

    - personalized health/medicine.

    There are three components to the Celera Genomic group's strategy of delivering valuable genomic, proteomic and related biological and medical information in the form of an integrated information and discovery system. The first component, the sequencing of the human genome, lays the foundation for the two additional components, functional genomics and personalized medicine. The system will include increasing layers of functional information, such as gene and protein expression data, comparative data from other model organisms, such as DROSOPHILA (fruit fly) and mouse, genetic variation and, ultimately, linkage to medical associations. Users of the system will have the ability to view, browse and analyze the data in an integrated way that should assist scientists and commercial enterprises in accelerating their understanding of the human genetic code. The Group anticipates using its genomic and proteomic data as a platform upon which to develop related databases, software tools, and services. The Group anticipates that this biological data, together with such databases, tools and services, will become a comprehensive scientific and medical resource for a wide range of customers, including companies in the pharmaceutical and biotechnology industries and ultimately, physicians and individuals.

INDUSTRY BACKGROUND

    Genomics is the study of all the genetic information of a species and its relationship to disease. Its use in identifying targets for drug development is a relatively new and evolving field. Industry analysts expect genomics to lead a medical "revolution" in the identification and treatment of disease based on growing evidence that genes play a significant role among most major diseases.

    The human genome governs all cellular function, which, in turn, determines all human physiology, such as metabolism, susceptibility to disease and reactions to certain drugs. The human genome is organized into 23 pairs of chromosomes, which include the X and Y chromosomes that determine sex. These chromosomes, in turn, comprise strands of DNA molecules that consist of long chains of chemical subunits, called nucleotides. There are four nucleotides--adenine, cytosine, guanine, and thymine often abbreviated with their first letters A, C, G, and T. DNA molecules consist of two long chains of nucleotides bound together by base pairing of the nucleotides. Approximately
3.2 billion nucleotide base pairs, or

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
6.4 billion total bases, make up the entire human genome. It is the unique sequence of the nucleotide arrangement that determines cellular structure and function.

    Certain sequences of nucleotides, called genes, carry the specific information necessary to construct proteins that regulate every aspect of human life. Most importantly, genes not only regulate human physiology but are also an important determinant of human health and disease pathways. Genes may contain from several dozen to millions of nucleotides. The Celera Genomics group believes the best scientific evidence to date indicates that the number of genes in the human genome is between 50,000 and 80,000, although some have estimated the number to be as high as 150,000. Less than 10,000 genes have been well "characterized." Some genes have been partially tagged through partial gene sequencing (ESTs, also known as expressed sequence tags), although most of these are not from regions that code for proteins and are without known function. Despite what has been discovered to date, only a limited amount is understood about the human genome, and significant additional discoveries are necessary to develop a more comprehensive understanding of the genome, its genes and regulatory mechanisms.

    Bases that vary between any two individuals are referred to as single nucleotide polymorphisms or SNPs. Different forms of the same gene are known as alleles. Since genes determine protein characteristics, alleles might be responsible for differences in proteins. Most of these differences do not influence gene function; therefore, they have no medical significance. For example, alleles might lead to differences in eye color without affecting the ability to see. However, some polymorphisms might be associated with diseases, proclivity to disease or predictable responses to pharmaceuticals through the modification of associated proteins.

    Some diseases (e.g., muscular dystrophy) are caused by DNA variation in a single gene and are described as monogenic. There are a few thousand monogenic diseases which have been found by studying family genetic attributes, as these diseases frequently leave a hereditary trace. Far more common and widespread diseases (e.g., diabetes, cancer, obesity) which are caused by DNA variation in more than one gene are described as polygenic. Understanding polygenic diseases requires the genetic analysis of a large population of unrelated individuals and the association of polymorphisms with such environmental factors as diet, lifestyle and exposure to toxic substances.

    Each SNP is a potential genetic marker. Genetic linkage maps are constructed from patterns of genetic markers. The process of following the pattern left by genetic markers in individuals with an inherited disease but absent in individuals without the disease is called linkage analysis. This process requires determining the genetic composition or "genotyping" of numerous DNA samples from populations of healthy individuals and those diagnosed with a disease. A genotype is associated with a disease through a complex, statistical comparison of genetic markers. SNP analysis can be used to measure the association of a genotype and a disease.

    The use of gene maps, linkage analysis, positional cloning and genotyping are essential tools of SNP analysis. The diagnosis and treatment of monogenic diseases have benefitted greatly from SNP analysis. Advancements in information technology, high-throughput sequencing and phenotyping have enabled genomics researchers to pursue the study of more complex polygenic diseases. Understanding the numerous genetic and environmental factors associated with these diseases is expected to accelerate the development of diagnostic tests, pharmaceutical therapies and prevention programs.

    Celera believes that the healthcare and life sciences industry will rely on SNP analysis to improve the efficacy and safety of pharmaceuticals and the development of more reliable tests for diseases with known genetic traits. Although the role of genetics in medicine is widely understood to be significant, the information and analytical tools available to the industry have been limited. Celera believes that the wealth of information generated through its sequencing operations with the application of SNP technologies will enable manufacturers to develop and introduce a far greater volume of better therapeutic and diagnostic products at a lower cost and faster pace.

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
    FUNCTIONAL GENOMICS

    The basis for understanding cellular process starts with a genome, the complete cataloging of genetic complements of a species. As more information about the genome is completed and most genes are identified, research into which genes are responsible for cellular functions can be accelerated. The field of functional genomics aims to address this question by the direct identification and characterization of various gene/protein expression patterns that modulate the cellular process.

    Gene expression is the process by which a gene's coded information is translated into the production of proteins within a cell. While all cells contain the full set of DNA, different cells express different sets of genes depending on cell type and environmental conditions. Certain diseases also arise from the "over" or "under" expression of genes.

    Expression is comprised of two phases: transcription and translation. Transcription is the generation of RNA, which is the message sent by DNA to make protein. Translation is the production of the protein from the RNA. Expression analysis can be performed by looking at changes in the quantity of RNA produced, or by identifying and characterizing the proteins that are translated. Further, protein formation also involves post-translational modifications. Many of these modifications have profound effects on the cellular differentiation, proliferation and other biological processes.

    A very important goal for biology and pharmaceutical research and development is to establish a direct correlation between the "sequence" information of the human genome and the "sequence" information in proteins. This field is generally referred to as proteomics. Proteins are large complex molecules that control and mediate most of the cell's activities. Success in drug discovery is a function of the amount known about the structure and function of a particular protein.

    Genomics yields novel protein drug targets by the initial identification of the genes that encode them. Proteomics seeks to determine what proteins are being made where, in what amount and under what conditions. By integrating gene and protein information together, researchers are able to trace amino acid sequences back to corresponding gene sequences. That in turn enables them to take data on the quantities of proteins present in samples and link it to the gene expression data, providing a new level of detail on how genes actually regulate proteins in cells.

    PERSONALIZED HEALTH/MEDICINE

    The Celera Genomics group expects that genomic information will be used to develop molecular diagnostic tests to identify the genetic make-up of individuals. These diagnostic tests will contribute to a more personalized approach to medicine. For example, there are many types of cancer that have similar disease manifestations. Because these disease manifestations may be similar between one type of cancer and another, it may be important to differentiate between the actual type of disease rather than just the symptoms in prescribing an effective treatment. It is believed that, rather than prescribing a drug based solely on disease manifestations, physicians will be able to use a molecular diagnostic test to help select the most effective drug with fewer negative side effects. As a result, this approach should benefit the patient with more customized care, reduced illness length, and ultimately, better treatment results.

VALUE OF GENOMICS AND FUNCTIONAL GENOMICS

    The Celera Genomics group believes that the fields of genomics, functional genomics and personalized health/medicine will significantly benefit the following areas of research:

    TARGET IDENTIFICATION AND DRUG DISCOVERY. One of the most important factors limiting the development of new drugs is the limited number of known disease target molecules for which new drugs can be developed. Disease target molecules are those which can be affected by a drug and cause a subsequent, desired biological reaction in the body. Historically, the process of discovering new target molecules has been extremely slow and very expensive due to reliance on trial and error approaches to discovery. The Celera Genomics group expects genomics to play a long-term role in the discovery of targets for new small molecule drugs and protein drugs. A typical pharmaceutical is an organic chemical that provides therapeutic benefit by specifically interacting with a protein in the body whose action causes or contributes to a disease. Success in drug discovery is a function of the amount known about the structure and function of a particular protein. Celera believes functional genomics will provide the pharmaceutical industry and others with high-quality validated targets. The Celera Genomics group expects that discoveries of targets for new small molecule drugs and novel protein drugs will have a substantial impact on the treatment of virtually all diseases, including cardiovascular diseases, infectious diseases, neuropsychiatric disorders, asthma, obesity, diabetes and cancers.

    PHARMACOGENOMICS AND DRUG DEVELOPMENT. Pharmacogenomics, an outgrowth of genomic research, is also a rapidly evolving field and focuses on identifying genetic variability factors that may affect an individual's response to a specific drug. In the United States, approximately 2.2 million people per year are admitted to hospitals as a result of adverse side effects from drugs; more than 100,000 die annually from these side effects. Organ-specific gene expression profiles for drugs already available will enable researchers to study toxicity of new drug compounds with more certainty. In addition, gene expression data, combined with polymorphism information related to metabolic pathways, will provide important indications regarding how people individually react to drugs of various dosage levels. The Celera Genomics group expects that this approach will allow a more personalized approach to medicine that will incorporate tailoring therapeutic modalities and dosage determination to maximize efficacy with minimum toxicity in treating disease and disorder processes.

    In addition, pharmacogenomics may be applied to the following:

    - Increasing the success rate of clinical trials by improving the process of patient population selection;

    - Identifying new uses for existing drugs; and

    - "Rescuing" drugs that have failed previous drug trials by identifying more appropriate populations for using the drug; candidates for rescued drugs include those where particular sub-populations react adversely to these drugs.

    DIAGNOSTICS AND DISEASE MANAGEMENT. As the understanding of genetic causes of disease improves, the Celera Genomics group expects genomics and the use of protein markers to enhance a physician's ability to diagnose and predict susceptibility to particular diseases. As a result, such capabilities should also lead to better treatment and monitoring of diseases.

    Diagnostic risk assessment has historically focused on measuring general indicators in the body, such as blood pressure and cholesterol levels. These measurements are based on general symptoms rather than the specific genetic basis of disease. As a consequence, Celera Genomics believes that these diagnostic tests do not address the underlying cause of disease and can result in compromised medical care for patients and increased risk of litigation. New diagnostics will focus on determining an individual's risk to develop a particular disease by looking at specific genes or proteins and any disease-related changes in a particular patient. These new diagnostics will likely lead to better preventative care by offering more accurate assessments of a patient's potential risk for developing a particular disease.

    The Celera Genomics group expects that the risk assessment areas of diagnostics will benefit from its efforts. Celera Genomics expects the information it develops to become the cornerstone for the development of new diagnostic tests. Protein information can be used as a marker for disease detection once the correlation between the appropriate protein and its level is made with a disease. Polymorphism information should be important in developing tests to predict safety and efficacy of pharmaceuticals and individuals' susceptibility to diseases.

    Knowing individual genomic information including allele variation, gene expression levels, patterns and protein expression patterns, levels and modifications should allow physicians to prescribe more appropriate treatment strategies. Individuals may also want access to this information to better understand the correlation between their specific genetic information and their susceptibility to disease.

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
GENOMIC RESEARCH EFFORTS

    Most early genomic research was funded under the auspices of the Human Genome Project, a worldwide coordinated effort to sequence the human genome, undertaken largely by governments and nonprofit organizations in the United States, England, Japan, France and other nations. In the United States, most public funding for the Human Genome Project has come from the National Institutes of Health ("NIH") and the Department of Energy. The Human Genome Project has generated interest in genomics and encouraged the development of technology for and commercial interest in genomic research. Commercialization of genomic research began in the early 1990's and led to the development of privately-funded gene discovery initiatives focused on supplementing drug discovery efforts within the pharmaceutical industry. After the announcement by the Celera Genomics group of its goals, the NIH and one private foundation announced their intention to accelerate the projected completion date for sequencing the entire human genome to 2003. The NIH subsequently announced its decision to reallocate funding in order to further accelerate the Human Genome Project's sequencing effort and to attempt to achieve a "working draft" of the genome by spring of 2000.

    The underlying strategy of the public effort to sequence the human genome is based on breaking up the genome into discrete sections of DNA that are mapped to chromosomes and then sequenced one section at a time. This strategy is intended to provide a map of the genome upon which areas can be incrementally sequenced. The Celera Genomics group believes the public approach has commercial limitations in addition to its high cost:

    - The human genome sequence information will be available at a slower rate; and

    - It will not produce polymorphism information to support the study of genetic variability that would result from sequencing the entire genome from multiple individuals.

    The NIH recently announced a program relying, in part, on Human Genome Project data to address the absence of polymorphism information. The Celera Genomics group believes that the NIH's funded efforts to generate a significant amount of information will be limited by its sequencing and polymorphism detection strategies.

    A number of companies are sequencing segments of the human genome. However, these efforts have been limited to small, targeted areas of the genome due to the technical and financial hurdles associated with sequencing the entire human genome.

    The first genomics companies generally relied on the expressed sequence tag ("EST") approach, a shortcut sequencing strategy using partial gene sequences as markers, developed by Dr. Venter when he was at the NIH. ESTs are derived from tissues in which individual genes are expressed and help identify specific genes that may be involved in particular diseases. Due to the nature of the EST approach, the genes identified are typically more highly expressed genes. Rarely expressed genes that may be of more interest in studying disease are not as likely to be identified by the EST approach. Although the EST approach has been considerably faster than other methods and successful in identifying some genes, it provides only a starting point in the gene identification process.

    Some genomics companies use ESTs in a strategy known as "gene mapping." Gene mapping refers to the process by which DNA samples are taken from members of families with high incidences of a particular disease. These samples are used to identify ESTs to help locate the exact position in the genome of a gene that may be partially or fully responsible for the disease. Gene mapping offers the advantage of much higher certainty in associating a gene with a particular disease, but it tends to be a considerably slower and more expensive process of gene identification than the EST method alone.

    Some genomics companies offer fee-based access to their genomics databases. These databases are built primarily with data sequenced using the EST and gene mapping techniques. By not sequencing the entire genome, the Celera Genomics group believes these companies are not as likely to identify rarely expressed genes, which the Celera Genomics group believes are likely to provide medically significant

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information. These companies typically require customers that access their data to share intellectual property rights on discoveries made from the data provided by the database company, regardless of the database company's involvement in a discovery.

    Other companies are developing detailed maps of the human genome, but these maps are expected to show substantially less than all of the sequences in the genome. These maps are being used to discover genes and their relevance to broader patient populations. Some companies use genomic maps and special techniques to identify limited polymorphisms and other data to be used in pharmacogenomics.

    Even with the use of partial genomic information, private genomic companies have achieved the following:

    - Numerous partnering and collaborative relationships with pharmaceutical companies involving significant research funding; and

    - Significant gene discoveries from both the EST and gene mapping methods.

    By focusing their efforts on identifying specific genes and disease targets, however, genomic companies have identified only a fraction of the 3%-5% of the human genome believed to be responsible for gene coding. Although many believe that the remaining 95% to 97% is composed of "junk" DNA, the Celera Genomics group believes that gaining an understanding of the whole human genome will yield valuable biological and medical information. Such information includes novel genes, polymorphisms and gene timing and tissue localization instructions not found in gene transcripts, i.e., cDNA and EST sequences. The Celera Genomics group believes that it will create a foundation for discovery from the genomic information that cannot be discovered through the EST or gene mapping approaches alone. Moreover, the Celera Genomics group believes that by overlaying the expression profiles for different tissues and multiple species, it can facilitate accurate pathway identification and the determination of possible gene function. These discoveries, in turn, should lead to a more comprehensive understanding of the genome and the genomic factors influencing diseases and drug responses in patients.

CELERA GENOMICS' APPROACH TO GENOMICS AND SCIENTIFIC PROGRESS TO DATE

    Since the early 1990's, with the commencement of the Human Genome Project, scientists have generally believed that technology would limit the pace at which the entire human genome might be sequenced. The combination of the PE Biosystems Group's higher-throughput sequencing equipment, and the advanced sequencing strategy techniques developed by Dr. Venter and his scientific team at TIGR, has resulted in the Group's announcement in January 2000 that Celera had compiled 90% of the human genome. The Group started sequencing of the human genome in September 1999. This began after the completion of the sequencing of DROSOPHILA, Celera's first sequencing project, carried out in cooperation with the Berkeley Dropsophila Genome Project (BDGP). Drosophila was chosen because it is an important organism for biomedical and agricultural research, and because it is believed that its large and complex nature would demonstrate the operational capability of Celera's facilities and the efficacy of the whole genome shotgun technique in deciphering other large and complex genomes like the human genome. The DROSOPHILA genome, the largest sequenced to date and 77 times as large as the first genome completed in 1995, was sequenced in the same period of time as that of the first genome--four months. In the process, the utility of the whole genome shotgun technique for gene discovery was also demonstrated. Fully 40% of the discovered genes had never been identified in the extensive public databases using the EST approach. Upon completion of the sequencing of the DROSOPHILA genome, Celera undertook the task of using its computational approach to assemble the genome into its proper order. This task has been completed and scientific publications presenting the result and further in depth analysis are expected to be published with the BDGP this spring.

    As a result of the DROSOPHILA assembly work, Celera now believes that it may not be necessary to sequence the human genome as extensively as originally planned in order to achieve a highly accurate consensus genome. Celera's original plan was to sequence the human genome ten times to insure accurate coverage. Our experience gained from the sequencing and assembling of Drosophila indicates that this level of coverage may not be required. The reduction in needed sequence data, combined with a recent increase in publicly available human genome data, has enabled Celera to accelerate its estimated completion date for the assembly of the human genome from the end of 2001 to the end of 2000. Once sequencing is completed, the Group intends to focus on the annotation and assembly of the sequencing data.

    The Group believes that its shotgun sequencing strategy has accelerated the discovery of new genes, and has generated genomic information that has not yet been the focus of research. This information includes rarely expressed genes and the proteins they code for and other factors, such as regulatory regions, that control gene expression. This data is forming the basis of the Group's human genome database. Information from this database is being delivered on a bi-weekly basis to the Group's current subscribers.

    After completion of sequencing, the Celera Genomics group expects to release a detailed ordered consensus human genome assembly. The data that the Celera Genomics group releases publicly will be available, in a searchable format, via its web site. The ultimate form of data release will be affected by, among other things, the evolution of intellectual property law and the Celera Genomics group's assessment of the likelihood that other organizations may seek to obtain the Celera Genomics group's data and resell it in competition with Celera to their own customers. The Celera Genomics group believes that current efforts by some companies to obtain data made publicly available for the purpose of private resale may continue, and that the need to protect the value of its information while honoring its intention to share this data with the research community will affect its data disclosure strategy.

    The Celera Genomics group believes that disclosing consensus sequence data will not affect the value of its information products and services to customers and will encourage researchers to use its data and ultimately become the Celera Genomics group's customers. The Celera Genomics group will make available to its customers, on a subscription basis, the assets that are most responsible for the value of its products and services: extensive integrated genomic information systems, including proprietary annotations, certain polymorphism information, comparative genomics information, protein expression information, search tools and algorithms, and assay and other services.

BUSINESS STRATEGY

    The Celera Genomics group's mission is to become the definitive source of genomic, proteomic and related biological and medical information that will facilitate a better understanding of human biological processes and accelerate future improvements in health care. The Celera Genomics group intends to use the genomic information derived from its human genome sequencing program as a platform upon which to develop an integrated information and discovery system.

    The Celera Genomics group believes that its information platform, along with the assay and services systems it will develop, will be used by pharmaceutical, biotechnology, diagnostic and other private entities and academic and other life science research institutions. The Celera Genomics group will seek to make its discovery and information system the fundamental resource in molecular medicine for acceleration of the development of new drugs and targeted diagnostics. In addition, this information may provide the foundation for personalized medicine and be used by physicians and individuals.

    Key elements of the Celera Genomics group's strategy include:

    DEVELOPMENT OF AN INTEGRATED DISCOVERY SYSTEM BASED ON GENOMIC AND FUNCTIONAL GENOMIC INFORMATION

    The Celera Genomics group intends to develop an integrated information system that will include the most comprehensive and integrated databases of genomic and related biological and medical information available. The Celera Genomics group expects to integrate its proprietary information with information from external sources. The discovery and information system will also include software tools that provide the ability to view, browse and analyze this information in an integrated way to facilitate discovery. The Celera Genomics group also expects to offer a variety of services to customers to assist in the analysis and interpretation of the data.

    The Celera Genomics group intends to supplement the base-level human genome sequence data it generates with other information to increase the value of its information system. This additional information may include comparative genomic information and associated tissue-specific gene and protein expression profiles from human and other model organisms. Comparative genomic information from model organisms, such as DROSOPHILA and mouse, are often used as a mechanism by which to better analyze specific areas of the genome and develop the interrelationships of the genetic code to disease and drug response. This information, which will permit better understanding of how genes are controlled by regulatory elements, has significant implications for better molecular control of genes and gene therapy.

    For example, the Celera Genomics group has already sequenced the DROSOPHILA genome. This sequence information represents the first level of the Celera Genomics group's comparative genomic information and is intended to add to the understanding of human genomic data, particularly in furthering the understanding of neurological function.

    DEVELOPMENT OF COMPREHENSIVE POLYMORPHIC INFORMATION FOR DRUG DEVELOPMENT AND PERSONALIZED HEALTH/MEDICINE

    The Celera Genomics group believes that its sequencing efforts using the DNA from multiple individuals will likely result in the discovery of millions of polymorphic sites. This level of discovery should significantly exceed the efforts of its competitors. Polymorphic sites are locations on the genome where variations in genetic sequence can occur and which may lead to the development of certain diseases or influence the effect of a drug on a patient. Scientists believe that polymorphism information is important in understanding the relationship of genetic factors to disease and how and why certain patients react favorably to certain drugs while others do not. Because the identification of polymorphic sites is very difficult using current methods and few polymorphic discovery programs exist, the Celera Genomics group believes that the polymorphisms it discovers will add considerable value to its integrated information system. Using polymorphism data from sequencing efforts, the Celera Genomics group intends to develop information on specific associations between genetic variances that may predispose individuals to diseases, such as diabetes, heart disease, stroke, cancer and obesity, and their interactions with specific drugs.

COMPETITIVE ADVANTAGES

    The Celera Genomics group believes that it has competitive advantages that differentiate it from other genomic companies. These advantages should enable it to sequence and assemble the large and complex human genome faster and more accurately than any other organization attempting this challenge. After accomplishing this undertaking, the Celera Genomics group believes it will be well positioned to build and market its sequences, functional genomics and personalized health/medicine information products and services. The competitive advantages that differentiate Celera's efforts from other genomics efforts include:

EXPERTISE OF KEY SCIENTIFIC PERSONNEL

    The Celera Genomics group has recruited a team of leading scientists, led by Dr. Venter, with substantial expertise and experience in genomics, functional genomics, bioinfomatics and medicine. Dr. Venter and certain of these scientists, while employed by TIGR, participated in its sequencing of the entire genome of the first living organism in 1995. Subsequently, TIGR sequenced and published the genetic maps of eleven other whole microbial genomes. The team also includes personnel who joined Celera from PE Biosystems, TIGR and other respected organizations with expertise in gene discovery, computational biology and other technical disciplines needed for the difficult tasks of assembling and analyzing genomic sequence data. In addition, individuals with medical expertise are now employed by the organization to focus on the medical applications of genomic information.

PROVEN SEQUENCING STRATEGY

    The Celera Genomics group will continue to use the whole genome shotgun approach to sequence the complete genomes of human and other biomedically important species. The shotgun method will be employed to create tiny, random fragments of different lengths. These fragments are sequenced, assembled into contiguous blocks using proven algorithms, and assigned to the correct location in the genome. This approach was successfully employed to sequence and assemble the DROSOPHILA genome. Having nearly fully sequenced the human genome, the Celera Genomics group will begin its efforts to assemble the human genome. The Celera Genomics group believes its approach will produce the highest quality data available on the human genome.

ACCESS TO COMPREHENSIVE GENOMIC SEQUENCE INFORMATION UNAVAILABLE ELSEWHERE

    The rapid production of genomic information by the Celera Genomics group is expected to provide pharmaceutical and biotechnology manufacturers and the scientific research community with the ability to mine this data for novel genomic information and to pursue intellectual property rights on potential discoveries. The Celera Genomics Group plans to significantly increase the level and quality of genomic information made available to the pharmaceutical and biotechnology industry and to the scientific research community. As more information is generated by the operations of the Group, it will develop and refine the genomic map through a continuing process of rigorous annotation, including using EST data, to enable users to gain a better understanding of the location, function and interrelationships of genomic material.

WORLD'S LARGEST GENOME SEQUENCING AND COMPUTATIONAL COMPLEX

    The Celera Genomics group has established the world's largest high-throughput sequencing facility, using 300 PE Biosystems 3700 DNA sequencers. Production capacity is estimated to approach two billion base pairs per month. Supporting these instruments requires the use of automation to pick approximately 150,000 bacterial colonies per day that have human DNA spliced into them. The whole set of processes is set up as a high capacity routine production facility that minimizes waste while optimizing output.

    The vast amount of sequence information is captured in a supercomputing facility that was created in partnership with Compaq Computer Corporation. This facility is one of the world's most powerful non-defense computing centers. This center currently houses 848 interconnected Alpha TRU 64 bit processors and has 50 terabytes of disk storage capacity. The center provides the processing power for complex scientific applications and the computational capacity for analyzing sequencing output.

AFFILIATION WITH PE BIOSYSTEMS

    PE Biosystems has extensive customer relationships in the pharmaceutical and biotechnology industry which have proven useful to the Celera Genomics group. PE Biosystems is a global technology leader in the life sciences market for DNA and protein synthesis and analysis. As important to the Celera Genomics group are the technologies which PE Biosystems can supply. Examples of technologies which the Celera Genomics group intends to utilize in creating functional genomic and polymorphic information from PE Biosystems include:

    MASS SPECTROSCOPY. PE Biosystems is the leading provider of certain key technologies, such as mass spectrometry that are essential to proteomics. Mass spectrometry provides protein identification and characterization, as well as the analysis of post-translational protein modifications that may hold the key to cellular function. Current and planned mass spectrometry and tandem mass spectrometry technology are expected to meet the high throughput and information requirements necessary to correlate the expressed protein information to the corresponding gene sequences.

    THIRD WAVE. In January 2000, PE Biosystems signed a definitive merger agreement under which PE Biosystems will acquire Third Wave Technologies, Inc. in a stock-for-stock transaction, subject to regulatory approvals and customary closing conditions. Third Wave has developed the innovative
Invader-Registered Trademark-
nucleic acid detection technology, a highly sensitive and accurate assay that can rapidly detect differences among genetic sequences important for the analysis of SNPs. The Invader assay technology is expected to accelerate the understanding, diagnosis and treatment of disease by enabling rapid, large-scale testing of SNPs. This technology is expected to be initially used with PE Biosystems' Sequence Detection Systems (SDS), a proprietary technology for real-time analysis of genetic information. It is anticipated that the Invader assays on the SDS platform should allow researchers to: (1) accelerate experiments designed to link SNPs to diseases and drug responses and (2) create and use thousands of individual tests needed for drug discovery and clinical trials. These developments are expected to lead to diagnostic advances in patient profiling and personalized medicine.

    ILLUMINA. In November 1999, PE Biosystems and Illumina, Inc. entered into a strategic collaboration to develop and commercialize array-based systems for high-throughput genetic analysis. The companies will jointly develop systems based on Illumina's BeadArray-TM- technology and PE Biosystems' proprietary ZipCode-TM- chemistries. SNP analysis will be one of the first applications of the collaboration, which expects to provide pharmaceutical researchers with new tools to analyze SNP genotypes at lower cost and with superior performance.

    ACLARA. In April 1999, PE Biosystems and Aclara BioSciences, Inc. entered into a strategic collaboration to develop and commercialize microfluidic screening systems for the cost-effective high-throughput screening of massive libraries of drug candidates. The advanced drug-screening systems will combine Aclara's proprietary microfluidic technology and microfabrication techniques with PE Biosystems' market-leading instrumentation and reagents. PE Biosystems has developed multiple generations of DNA sequencers incorporating capillary electrophoresis and fluorescent detection. It will contribute, in addition, the separation and systems engineering strengths of its PerSeptive Biosystems division and the biological assay development and high-throughput screening expertise of its Tropix division.

    PE Biosystems also provides systems integration encompassing informatics, high-throughput screening and protein-protein interactions.

COMMERCIAL APPLICATIONS; PRODUCTS AND SERVICES

    The Celera Genomics group expects that the use of the information it develops and discoveries it makes will help transform life science research by increasing the understanding of biological processes, thus enabling scientists to accelerate the discovery and development process. The Celera Genomics group also believes this information will ultimately facilitate the development of individual genetic profiles that will be used for personal health planning by the medical and consumer markets. The commercial markets that the Celera Genomics group believes will benefit from its information include pharmaceutical drug discovery and development, medical, consumer and other markets.

    The Celera Genomics group expects that its primary revenue sources will come from selling access to its information through subscriptions, collaborative services and licensing its intellectual property. For certain information products, the Celera Genomics group does not expect to seek ownership of intellectual property developed by its customers on such use. For these products, this policy should promote use of its information by a wide variety of users and will distinguish the Celera Genomics group from other genomics companies that seek intellectual property rights in their customers' discoveries based solely upon access to those companies' database information.

    The structure of customer subscriptions, including the databases to be offered, functionality of the system, the access fees to be charged, the intellectual property terms, and the nature of any services provided to customers, will vary according to customer requirements and are expected to change over time.

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
    The following describe the products and services that the Celera Genomics group expects to offer:

INFORMATION PRODUCTS

    The Celera Genomics group intends to build a comprehensive database that provides subscribers with information access over the Internet and includes the following:

    - A set of evolving, integrated databases comprised of both genome and functional genomics information.

    - A comprehensive set of bioinformatics tools that allow users to search, browse, visualize and analyze information and information relationships.

    - The ability to integrate internal (customer) and external data sources into the overall system.

    - The capability to perform comparative analysis with other genomes, including those of DROSOPHILA and mouse, to permit researchers to better understand gene function and the ways in which genes and proteins operate within cells.

    The Celera Genomics group is currently offering or plans to offer the following genome and functional genomics database options as part of the Life Science Research System. Access to these databases will be configurable to allow for multiple product configurations and pricing plans targeted to specific customer needs.

    DROSOPHILA GENOME DATABASE. The first complete sequence of available data generated by the Celera Genomics group's sequencing activity is the DROSOPHILA genome. Scientists have widely studied DROSOPHILA, which has been shown to share similar genes with humans. This new genomic information will allow comparisons of both sequences and genes for the drug discovery process. The content of the DROSOPHILA database includes DNA sequence information and assemblies of the genome generated by the Celera Genomics group. Over time, the Celera Genomics group intends to supplement this data with data obtained from other accessible resources. The database will include, at a minimum, the following annotations:
DNA and protein matches, gene predictions, predicted gene function, identified protein domains, EST matches and marker locations on chromosome maps.

    HUMAN GENE INDEX. The Celera Genomics group expects that this database will represent the most current view available of the set of human genes. It will be the extension of the TIGR Human Gene Index, which has been in development at TIGR for over three years and licensed to the Celera Genomics group on a non-exclusive basis. The database will be derived from transcripts derived from genomic sequences, assemblies of ESTs and related data used to develop the ESTs. This database is expected to contain an extensive network of links to other sources of biological information, including information from mapping data, genomic sequences, expression data and the Human Genome Project's databases.

    HUMAN GENOME DATABASE. Celera Genomics believes this information base will be a foundation for developing an information and discovery source that ultimately links genomic data to relevant biological and medical information. The Celera Genomics group currently has over 90% of the human genome in its databases and anticipates completion of sequencing by mid 2000. The process of assembling the genome is expected to be completed by the end of 2000. In addition, Celera intends to incorporate existing data from third party sources. Concurrent with the sequencing project, separate teams will be designated for annotating specific chromosomes. The Human Genome Database is expected to include the same types of annotations as those of the DROSOPHILA genome.

    MOUSE GENOME DATABASE. Celera intends to begin sequencing the mouse genome in early summer of 2000 and expects to complete its work by the end of 2000. Celera believes that the mouse is a very important model organism for studying gene function, having been the subject of extensive genetic studies. In addition, mice are available with specific genes disabled, allowing further functional characterization. These genes can be easily correlated with their human counterparts and thus can be used to study human

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
health. The Mouse Genome Database is expected to contain the same types of annotations as those of the human and DROSOPHILA genomes. In addition, the mouse and human genomes will be overlaid to allow comparative studies of their respective structures, the functions of their genes, and their common regulatory mechanisms.

    FUNCTIONAL GENOMICS DATABASES

    GENE EXPRESSION DATABASES. These databases are expected to consist of human and animal gene expression information to provide rapid, in-depth analysis of where genes are expressed and in what quantities. This will include the GeneTag-TM- rat database, which is the largest rat gene database in the world. It contains over 40,000 identified unique GeneTags-TM-. Celera Genomics believes the rat is an important model organism for studying drug toxicity in pharmaceutical discovery and development.

    HUMAN PROTEIN DATABASE. The Celera Genomics group plans for this database to represent the most comprehensive view of protein expression in humans. Protein data is expected to be available for whole tissues, cellular and sub-cellular fractions from several individuals. Celera Genomics believes this information will become a foundation of protein reference information to which comparative studies in various disease states and aging studies can be compared. This data will be correlated to provide an enhanced understanding of key biological processes, from gene to function. The knowledge gained from the studies is expected to have a significant impact on diagnosis and treatment.

    SNP DATABASE. The Celera Genomics group believes that its sequencing efforts using the DNA from multiple individuals will likely result in the discovery of millions of SNP sites. This level of discovery should significantly exceed the efforts of its competitors. SNP sites are locations on the genome where variations in genetic sequence can occur and which may lead to the development of certain diseases or influence the effect of a drug on a patient. Scientists believe that polymorphism information is important in understanding the relationship of genetic factors to disease and how and why certain patients react favorably to certain drugs while others do not. Because the identification of polymorphic sites is very difficult using current methods and few polymorphic discovery programs exist, the Celera Genomics group believes that the SNPs it discovers will add considerable value to its integrated information system.

    GENOTYPE/PHENOTYPE DATABASE. Celera Genomics expects the development of an information base that links human genetic variants (SNPs) to phenotype information to be a key asset for both therapeutic development and medical and diagnostic applications and will enable personalized health planning. Celera intends to work with major clinical centers to collect individual genetic profiles and correlate them with medical and phenotype information. This information is expected to become the reference source for understanding drug safety, drug toxicity, and genetic susceptibility to disease, and should serve as important diagnostic markers. The assay systems that the Celera Genomics group intends to use will be flexible systems that allow for this study of genetic variances at various levels of detail. The Celera Genomics group believes that through its relationship with the PE Biosystems group and early access to its developing technologies, it will be able to reduce the cost of this technology to a level that will permit widespread application of polymorphism studies and diagnostics.

PERSONALIZED HEALTH/MEDICINE

    The Celera Genomics group expects that genomic information will be used to develop molecular diagnostic tests to identify the genetic make-up of individuals. These diagnostic tests will contribute to a more personalized approach to medicine. For example, there are many types of cancer that have similar disease manifestations. Because these disease manifestations may be similar between one type of cancer and another, it may be important to differentiate between the actual type of disease rather than just the disease manifestations in prescribing an effective treatment. It is believed that, rather than prescribing a drug based solely on disease manifestations, physicians will be able to use a molecular diagnostic test to help select the most effective drug with fewer negative side effects. As a result, this approach should

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
benefit the patient with more customized care, reduced illness length, and ultimately, better treatment results.

    Celera believes that the consumer market is evolving towards a more pro-active, self-directed approach to both medical and non-medical healthcare. This shift is evidenced by the growing number of consumers seeking information from health based internet portals that are building eBusiness networks to connect consumers, physicians, solution providers and payers. This evolution to more self-directed health care is creating more informed and prepared consumers and Celera is positioned to augment this trend.

    Celera believes that an important component of pro-active, self-directed health care will be knowledge of individual genetic profiles. These profiles arm consumers with actionable information that will result in personalized health plans tailored to their specific health characteristics. Celera believes that consumers and physicians equipped with this knowledge will be able to anticipate health issues and then target the most effective health solutions (e.g. diet and fitness programs, monitoring, treatments) to optimize the individual's health and well-being.

    It is believed that the genetic profile information that Celera intends to develop provides a key basis for interactions and transactions between the consumer, physicians and solution providers. Consumer controlled access to this information by physicians and solution providers will enable more effective and efficient application of health solutions that may ultimately result in reduced health care costs. Further, Celera anticipates that the aggregation of the identified genetic profiles will provide pharmaceutical and biotechnology companies with a rich demographic database to enhance the research process. Celera intends to make this information available to these communities under various conditions that will provide revenues to the company.

VALUE ADDED SERVICE PROGRAMS

    The Celera Genomics group believes that its investment in staff and technology and its integrated information systems should permit it to expand its business into providing value added service programs. These additional areas may include licensing of proprietary intellectual property rights from its own discovery efforts and collaborative endeavors and establishment of collaborative relationships to develop information related to specific customer needs.

    The Celera Genomics group intends to conduct its own discovery initiatives as part of its analysis of genomic and functional genomic information generated through its efforts. The Celera Genomics group currently intends to pursue intellectual property protection on such discoveries. If the Celera Genomics group is successful in making novel discoveries and generally establishing intellectual property rights, it expects to license most of its discoveries broadly.

    The Celera Genomics group may also enter into other collaborative arrangements with customers to develop information specific to a particular customer's interest. Such arrangements could involve an extensive population genetics study on behalf of a pharmaceutical company or the sequencing of certain plant, animal or insect genomes on behalf of customers. In addition, customers may build proprietary gene expression databases using GeneTag-TM-sequencing technology through a collaborative arrangement. These arrangements may also include providing customers biological materials, such as full length cDNA clones, and sequencing of clones of novel genes. The Celera Genomics group anticipates that the terms of these collaborative arrangements will generally provide for up-front license fees, research fees and Celera or joint ownership of any discoveries or royalties and milestone payments. In addition, the intention of such collaborations will be to incorporate information generated during the research into Celera's databases.

    Celera anticipates offering the following services:

    GENE DISCOVERY. Through its expertise in sequencing and bioinformatics, Celera offers programs to discover novel genes of interest.

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
    FULL LENGTH CLONING. Celera Genomics is creating a high-throughput facility for the generation of full-length cDNA's for pharmaceutically relevant genes. This capability is expected to increase the value of the intellectual property filed on genes and be a valuable tool for Celera's subscribers to develop biological assays for specific gene targets.

    GENE EXPRESSION. GeneTag-TM- technology provides the Celera Genomics group with additional capabilities in the field of gene discovery. This provides gene expression profiling technology that simultaneously discovers novel genes, including rarely-expressed genes, and monitors known genes for applications such as molecular toxicology, gene discovery and pharmacagenomics.

    PROTEIN EXPRESSION SERVICES AND ANALYSIS. The proposed development of a high-throughput facility for protein expression is intended to provide the capability to perform specific research programs for customers wanting to compare Celera's reference information to specific development projects. Celera intends to create comprehensive analysis capabilities for proteins. These capabilities will be utilized within customer programs and Celera intends to analyze the protein reference information as it is generated to identify and seek intellectual property protection on diagnostic markers, novel genes and therapeutic proteins. The study of protein-protein interactions can also be used to help identify protein function. They can be elucidated in a number of ways, including computational methods (co-evolution analysis, conservation of domains, etc.) or laboratory studies (correlated expression levels of mRNA or protein). In addition, the ability to generate antibodies to any protein coded by the genome will also expedite the identification of specific protein complexes and their functions. These methods, along with comparative genomics techniques correlating protein function across species, are expected to allow researchers to map out the biological pathways in any given cell in the body.

    HUMAN POLYMORPHISM SERVICES AND ANALYSIS. Celera intends to use the information it creates on polymorphisms combined with high-throughput genotyping technology to provide services to detect and analyze individual genome profiles. Celera has the capability of performing high-throughput sequencing of specific genes or genomic regions across populations of interest.

    INFORMATICS SERVICES. Celera believes that the quantity of genomics and related data and the application of sophisticated bioinformatics tools will drive users of this information to require knowledge management, computing and storage solutions. Celera, with its strategic partners, will be in a unique position to supply customized combinations of bioinformatics tools and computer bandwidth to users of our information.

INTELLECTUAL PROPERTY

    Through its internal research programs and collaborative programs Celera Genomics group anticipates that it will develop an ever-increasing portfolio of intellectual property. Celera Genomics group intends to license such intellectual property to customers for some combination of license fees, milestones and royalty payments.

CUSTOMERS

    Currently, the Celera Genomics group offers its information products on a subscription basis for multiple year subscriptions. Celera Genomics group's major customers for its integrated information and discovery systems include Amgen, Novartis, Pharmacia & Upjohn and Pfizer. These customers have access to Celera's base product offering of our Drosophila Genome Database, Human Gene Index and Human Genome Database. Certain contracts also provide for future access to a Mouse Genome and SNP database products. As additional databases are made available, the Group's subscribers will be offered such additional information on an incremental fee basis. The subscriptions to Celera's databases also include access to associated bioinformatics systems and tools for viewing, browsing and analyzing genomic information. The following table sets forth certain information relating to our key customer subscription agreements.

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

                                                   DROSOPHILA
                                                     GENOME       HUMAN GENE     HUMAN GENOME      MOUSE GENOME       SNP
SUBSCRIBER                                          DATABASE        INDEX          DATABASE          DATABASE      DATABASE
----------                                         -----------   ------------   ---------------   --------------   ---------
Amgen............................................        X             X                X                X
Novartis.........................................        X             X                X                X
Pharmacia & Upjohn...............................        X             X                X
Pfizer...........................................        X             X                X                X              X

    Amgen, Novartis and Pfizer have also contracted with Celera for collaborative services. These include specialized research activities where Celera will focus on specific scientific programs such as gene discovery, full-length cloning and sequencing. For such colloborative services, these customers provide the Celera Genomics group with various combinations of research fees, up-front payments, research and development milestone payments and royalties in the event of commercial sales.

    The next phase of Celera's business development will focus on leveraging the life science information solutions available from its integrated information system. The expanded efforts will be to focus in the following areas:

    UNIQUE AND EVOLVING CONTENT. Additional genomic and functional genomics databases will be offered, as they become available.

    ANALYSIS TOOLS. Celera anticipates broadening its analysis capability by incorporating more sophisticated search, query and navigation software tools.

    SERVICES. Celera anticipates providing additional scientific and knowledge management, hosting and computing services as part of its product offerings.

    The Celera Genomics group believes the customers in this phase are also likely to be pharmaceutical, biotechnology and agricultural companies. Targeted customers will also include universities and other research institutions with substantial genomic research interests. Celera will offer database subscriptions, but they will be packaged solutions at different price points as customer needs evolve.

COLLABORATIONS AND OTHER GENOMICS PROGRAMS

    COLLABORATIONS

    GEMINI. Celera has entered into a research collaboration with Gemini Research Limited to discover genes and genetic polymorphisms associated with common, chronic, age-related diseases. The collaboration combines Celera's DNA sequence information and computational gene discovery capabilities with Gemini's clinical genetics approach. Celera and Gemini intend to commercialize the results of the collaboration by jointly licensing the rights to discoveries to third parties in the development of gene-based therapeutics and diagnostic products. Both parties will share in revenues received from licensing fees, milestone payments and royalties resulting from the collaboration.

    RHONE-POULENC. Celera has also entered into a three-year agreement with Rhone-Poulenc Rorer to identify therapeutic targets for a variety of human diseases, including asthma, cancer and cardiovascular disorders, by applying Celera's proprietary GeneTag-TM- technology to Rhone-Poulenc's disease model systems. The agreement includes up front fees as well as milestones and royalties to Celera in connection with the commercialization of any drugs resulting from this collaboration. This agreement was entered into prior to Celera's database subscription offerings, and as such is strictly a collaborative research agreement without access to Celera's proprietary information.

    RHOBIO. Celera has formed a three-year agreement with RhoBio SA, a joint venture between Rhone Poulenc Agro and Biogemna, to use expression studies to discover genes related to traits of importance in maize. This agreement provides Celera with a combination of technology access fees, research and development milestone payments and royalties resulting from sales of any products developed through this research-based alliance.

    STRATEGIC ALLIANCES AND ACQUISITIONS

    PARACEL. Celera has acquired or entered into arrangements which will enhance our bioinformatic capabilities. The Group will collaborate with Paracel Inc. on the development of high-resolution informatics tools. Scientists from both companies will focus on EST clustering and whole genome data mining capabilities, while leveraging technology for sequencing quality estimation and similarity searching. These tools and hardware provided by Paracel are used in our scaled up gene discovery process.

    PANTHER TECHNOLOGY. Celera has acquired the Panther technology from the Molecular Applications Group. Panther is a software tool designed for rapid and accurate determination of gene and protein function. As a part of the agreement, a key group of bioinformatics experts who developed the technology have joined Celera.

    SHANGHAI GENECORE. Celera acquired a 47.5% equity interest in Shanghai Genecore Biotechnologies Co. Ltd. Shanghai Genecore is a genomic service company providing services in China in the areas of nucleotide synthesis, DNA sequencing, bioinformatics analysis and mutation detection. This acquisition provides Celera with access to ongoing research collaborations with government agencies and research institutions and access to a broad customer base of academic institutions and biopharmaceutical companies.

RAW MATERIALS

    The Celera Genomic group's operations require a variety of raw materials, such as chemical and biochemical materials, and other supplies, some of which are occasionally in short supply. The Celera Genomics group depends on the PE Biosystems group for several critical materials, including reagents and capillary arrays, required for sequencing. For certain of these materials, the PE Biosystems group is the sole supplier, and for other materials the Celera Genomics group believes that the PE Biosystems group provides the highest quality materials available. Any interruption in the availability of these materials could adversely affect and, in come cases, shut down sequencing operations.

PATENTS, LICENSES AND FRANCHISES

    The Celera Genomics group's business and competitive position is dependent, in part, upon its ability to protect its database information, proprietary gene sequence methods, software technology and the novel genes it identifies. The Celera Genomics group's commercial success will be affected by, but is not directly dependent on, the ability to obtain patent protection on genes, polymorphisms and proteins discovered by it and/or by the Celera Genomics group's customers on their own behalf and by collaborators. The Celera Genomics group plans to seek intellectual property protection, including copyright protection, for the information and discovery system including its content, the software and methods it creates to manage, store, analyze and search novel information.

    The Celera Genomics group's current plan is to apply for patent protection upon the identification of candidate novel genes, novel gene fragments and their biological function or utility. Although obtaining patent protection based on partial gene sequences might enhance the Celera Genomics group's business, the Celera Genomics group does not believe that its commercial success will be materially dependent on its ability to do so. When gene discovery or analysis has been performed on behalf of customers or collaborators, the Celera Genomics group anticipates that these patent rights will be owned by Celera or jointly owned by the Celera Genomics group and the customer or collaborator. If a gene product was developed, the Celera Genomics group anticipates it would receive various forms of consideration including license fees, milestone payments and royalty payments on sales of the gene product and related products.

    Celera will use a combination of strategies in order to provide protection of its intellectual property assets involving SNP discovery, validation and functionation. Celera recognizes that many of the intellectual property schemes are directly suitable for application to SNP discoveries while other protection schemes may not be available or have not been extended to cover SNP-based discoveries.

    During sequencing and early assembly phase of human genome, Celera will maintain proprietary protection of its SNP discoveries using a combination of confidential treatment of the information /access control and establishing the beginning of a patent portfolio. During later stages of assembly and gene annotation, Celera may seek broader patent protections of its discoveries. Such an approach will be utilized to establish commercial applications and patentable utility for such SNP discoveries.

    The granting of patents on genomic discoveries is uncertain worldwide and is currently under review and revision in many countries. Moreover, publication of information concerning partial gene sequences prior to the time that the Celera Genomics group applies for patent protection based on the full-length gene sequences or different partial gene sequences in the same gene may affect the Celera Genomics group's ability to obtain patent protection. Certain court decisions suggest that disclosure of a partial sequence may not be sufficient to support the patentability of a full-length sequence and that patent claims to a partial sequence may not cover a full-length sequence inclusive of that partial sequence. Currently, the U.S. Patent Trademark Office requires an adequate disclosure of a specific and substantial utility, such as gene function, in order to support the patentability of a gene sequence.

    In January 1997, TIGR, in collaboration with the National Center for Biological Information, disclosed full-length DNA sequences assembled from ESTs available in publicly accessible databases or sequenced at TIGR. The National Human Genome Research Institute also plans to release sequence information to the public. Such disclosures might limit the scope of the Celera Genomics group's claims or make subsequent discoveries related to full-length genes unpatentable. While the Celera Genomics group believes that the publication of sequence data will not preclude it or others from being granted patent protection on genes, there can be no assurances that such publication has not affected and will not affect the ability to obtain patent protection.

    The Celera Genomics group can not ensure that these or other uncertainties will not result in changes in, or interpretations of, the patent laws that will adversely affect its patent position. The Celera Genomics group anticipates that there will be significant litigation in the industry regarding genomic patent and other intellectual property rights. If the Celera Genomics group becomes involved in such litigation, it could consume a substantial portion of the Celera Genomics group's resources.

    The Celera Genomics group also intends to rely on trade secret protection for its confidential and proprietary information. The Celera Genomics group believes it has developed proprietary procedures for sequencing and analyzing genes and for assembling the genes in their naturally occurring order. In addition, the Celera Genomics group believes it has developed novel methods for searching and identifying particularly important regions of genetic information or whole genes of interest. The Celera Genomics group currently protects these methods and procedures as trade secrets and has sought patent protection for some of the proprietary methods.

    The Celera Genomics group has taken security measures to protect its databases concerning genes identified by it, including entering confidentiality agreements with employees and academic collaborators who are provided or have access to confidential or proprietary information. The Celera Genomics group continues to explore ways to further enhance the security for its data, including copyright protection for its databases.

COMPETITION

    The Celera Genomics group's principal competitors will be those public and private entities that are currently or intend to become involved in providing genomic sequences, polymorphism information, gene expression, protein expression and related analysis capabilities in such areas as genetic variability and drug target discovery. The Celera Genomics group's market and financial success will be dependent, in large part, upon its ability to maintain a competitive position in each of these areas. Entities with which the Celera Genomics group will be directly competing in certain segments include Curagen, Gene Logic, Genset, Inc., Incyte Pharmaceuticals, Inc., Affymetrix, Millennium Pharmaceuticals, Genaissance Pharmaceuticals Inc., Orchid Biocomputer and the SNP Consortium. The SNP consortium is a non-profit collaboration that was established in April 1999 and is supported by a group of ten major pharmaceutical companies, the Wellcome Trust, IBM and Motorola, Inc. Its mission is to develop up to 300,000 SNPs of which 150,000 will be mapped to within 100,000 base pair of their actual location. To date, about 9,000 have been mapped with low resolution. The SNP Consortium's objective is to develop, patent and make public a group of 300,000 SNPs over the next two years. There are also several small public and private companies with which the Celera Genomics group will indirectly compete in particular lines of business, such as in gene discovery and the development of drug targets. In addition, some of the Celera Genomics group's potential customers, such as pharmaceutical companies, may choose to develop technologies and information similar to those offered by the Celera Genomics group. Finally, new technologies that improve the gene analysis and discovery process may emerge over time and could compete with those being developed by the Celera Genomics group, or otherwise affect its business strategy.

    The Celera Genomics group does not believe it is competing with the U.S. government's efforts to sequence the human genome, and has sought to coordinate its efforts with those funded by the U.S. government. The acceleration of the Human Genome Project may assist the Celera Genomics group in its own sequencing and assembly effort.

RESEARCH AND DEVELOPMENT

    The Celera Genomics group is actively engaged in basic and applied research and development programs designed to develop new products. Research and development expenditures for the Celera Genomics group totaled $32.2 million for the quarter ended September 30, 1999, $48.4 million in fiscal 1999 and $10.3 million in fiscal 1998.

    The Celera Genomics group's new products will originate from three sources: internal research and development programs, external collaborative efforts or alliances, and business and technology acquisitions.

ENVIRONMENTAL MATTERS

    Celera Genomics group is subject to federal, state, and local laws and regulations regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, in those jurisdictions where the Celera Genomics group operates or maintains facilities. The Celera Genomics group believes any liability and compliance with all environmental regulations will have no material effect on its business, and no material capital expenditures are expected for environmental control.

EMPLOYEES

    The Celera Genomics group had approximately 450 employees as of December 31, 1999. None of the Celera Genomics group's employees are subject to collective bargaining agreements.

PROPERTIES

    The Celera Genomics group's headquarters are in Rockville, Maryland, where its administrative facilities, sequencing facility, laboratories, and bioinformatics facilities are located. The headquarters are located in two adjacent buildings in Rockville, Maryland with approximately 220,000 square feet. The Celera Genomics group also subleases from PE Biosystems Group approximately 30,000 square feet in Foster City, California, which sublease expires in January, 2008, and leases space in Davis, California, from third parties as follows: approximately 13,000 square feet, which lease expires in June 2001, and 15,000 square feet, which lease expires in July 2000.

LEGAL PROCEEDINGS

    PE Corporation has been named as a defendant in several legal actions, including patent, commercial, and environmental, arising from the conduct of normal business activities. Although the amount of any liability that might arise with respect to any of these matters cannot be accurately predicted, the resulting liability, if any, will not in the opinion of management have a material adverse effect on the financial statements of the Celera Genomics group or PE Corporation.

    The holders of Celera Genomics stock are stockholders of PE Corporation and will continue to be subject to all of the risks associated with an investment in PE Corporation, including any legal proceeding and claims affecting the PE Biosystems Group.

SCIENTIFIC STAFF AND MANAGEMENT

    The Celera Genomics group's senior scientific staff and management include the following persons:

    J. CRAIG VENTER, PH.D., President and Chief Scientific Officer, was the founder and President of TIGR, a not-for-profit genomics research institution, from 1992 until August 1998. He also was a scientific founder of Human Genome Sciences, Inc. Dr. Venter has been Chief Scientific Officer at TIGR since August 1998, and remains Chairman of the Board of TIGR since being appointed in 1992. Prior to 1992, he was a Section Chief and a Lab Chief in the National Institute of Neurological Disorders and Strokes at the NIH. At the NIH,
Dr. Venter developed the EST method, a new strategy for gene discovery. Using this method at TIGR, Dr. Venter and other TIGR scientists discovered and published one half of all human genes that have been sequenced. Using new algorithms developed at TIGR, TIGR developed the whole genome shotgun method that led TIGR to completing the first three genomes ever sequenced.

    MARK ADAMS, PH.D., Vice President for Genome Programs, was Director of DNA Sequencing at TIGR from 1992 until August 1998 and Director of Eukaryotic Genomes from 1996 to 1998. Prior to joining TIGR, Dr. Adams was a post doctoral fellow in Dr. Venter's lab at NIH and is a co-developer of the EST method of sequencing. He also participates in projects devoted to sequencing and characterization of other eukaryotic and prokaryotic genomes.

    PETER BARRETT, PH.D., Executive Vice President and Chief Business Officer, was Vice President, Corporate Planning and Business Development of PE Corporation from 1995 to 1998. Dr. Barrett was a member of the team of corporate officers responsible for PE Corporation's direction and management, focusing on strategic planning, mergers and acquisitions, and new business development for life science businesses. Dr. Barrett joined PE Corporation in 1979 and has held a number of managerial positions in the United States and Europe, including executive management in our company's life science business from 1990 to 1995.

    SAMUEL BRODER, M.D., Executive Vice President and Chief Medical Officer, was Senior Vice President for Research and Development at IVAX Corporation, from 1995 until August 1998. Dr. Broder was the

Presidentially-appointed director of the National Cancer Institute ("NCI") at NIH, which had over 2,000 employees and an annual budget of more than $2 billion, from 1989 to 1995. His laboratory played a major role in the discovery or development of several marketed drugs. As NCI director, he initiated and directed several large-scale clinical studies in the prevention, diagnosis and treatment of cancer.

    UGO D. DEBLASI, Vice President of Finance was Corporate Controller for PE Corporation from December 1996 until January 1999. Before joining Celera,
Mr. DeBlasi had 10 years of experience in PE's Corporation's finance group in positions of increasing responsibility. During his tenure, Mr. DeBlasi worked on major acquisitions and divestitures, financial system implementations, and was responsible for accounting, public and management reporting, and PE Corporation's planning and budgeting functions worldwide.

    KATHY GIACALONE, Vice President of Human Resources, joined Celera with
10 years of experience in managing various aspects of the human resources function at Marriott Corporation. Most recently, she served as Director of Strategic Staffing and Communications at Host Marriott Services, a $1.3 billion company, where she aligned staffing and communications functions with the company's business initiatives. Prior to that, she held positions of increasing responsibility in human resources planning and development, career development, employment practices, and unemployment compensation. Before joining Marriott, Ms. Giacalone spent 10 years at The Frick Company in Westbury, NY, a management consulting firm, where she held various positions in operations management.

    EUGENE W. MYERS, JR., PH.D., Vice President of Informatics Research, was a professor and scientist at University of Arizona from 1983 until 2000 working in the field of computational biology. His work has focused primarily on developing efficient sequence analysis and sequence assembly algorithms, and he co-proposed use of the whole genome shotgun approach for sequencing the human genome in 1996. Dr. Myers is also widely known for being one of the co-developers of BLAST, one of the most widely used analysis tools for genomics.

    JAMES M. PECK, Vice President of Product Development joined Celera from LEXIS-NEXIS, a pioneer in on-line research, where he held various positions from 1990 until January 2000, including Vice President of Electronic Publishing. At LEXIS-NEXIS, Mr. Peck, developed both internal and end-user software applications. Most recently, Mr. Peck led the development of Lexis.com legal research system and Lexis' intranet based knowledge management tools. Mr. Peck also held positions at General Motors Corporation in Detroit.

    MARSHALL PETERSON, Vice President of Infrastructure Technology, was a program manager at Digital Equipment Corporation responsible for complex mission critical systems implementations for its customers. Prior to this, he was a solutions architect and project manager responsible for developing and implementing hardware and software solutions for a variety of industries, including manufacturing, defense and finance. The applications included process control and monitoring, document management, management information and messaging, as well as flight and battlefield simulations.

    HAMILTON O. SMITH, M.D., Senior Director of DNA Resources, was Professor of Molecular Biology and Genetics at the Johns Hopkins School of Medicine until mid-1998. He is best known for the discovery of the first Type II restriction enzyme, for which he received a Nobel Prize in 1968, soon after joining the Hopkins faculty. He has made a number of contributions to nucleic acid biochemistry and microbial genetics. In the past 20 years, he and his laboratory co-workers have isolated and characterized more than a dozen genes involved in the DNA transformation mechanism of the bacterium, HAEMOPHILUS INFLUENZAE. He was also a part time investigator at TIGR from 1997 to 1998, prior to joining the Celera Genomics group.

    SCIENTIFIC ADVISORY BOARD

    The Celera Genomics group's scientific advisory board consists of the following persons:

    ARTHUR L. CAPLAN, PH.D. is a renowned scholar and leading authority on ethical issues surrounding biomedical advances and scientific discovery. Since 1994 Dr. Caplan has served as Director of the Center for Bioethics and as Trustee Professor of Bioethics at the University of Pennsylvania. He is, in addition, Professor of Molecular and Cellular Engineering, Professor of Philosophy and Chief, Division of Bioethics, University of Pennsylvania Medical Center. Dr. Caplan is Chairman of the Advisory Committee to the U.S. Department of Health and Human Services, Centers for Disease Control and the U.S. Food and Drug Administration.

    ARNOLD J. LEVINE, PH.D. is a cancer biologist and is President of Rockefeller University. Previously, Dr. Levine was the Harry C. Wiess Professor of the Life Sciences at Princeton University, where he founded the University's molecular biology department during a 12-year tenure that saw the department grow to include two research laboratories and 35 faculty members. Prior to his work at Princeton, Dr. Levine was chairman at SUNY/Stony Brook School of Medicine. Dr. Levine is also a director of PE Corporation.

    VICTOR A. MCKUSICK, M.D. is University Professor of Medical Genetics at The Johns Hopkins University and a physician at Johns Hopkins Hospital. Previously, he was Director of the Division of Medical Genetics in the Department of Medicine at The Johns Hopkins University School of Medicine. Dr. McKusick is editor-in-chief of the journal "Medicine" and founding editor of "Genomics", the international journal of gene mapping and nucleotide sequencing emphasizing analyses of the human and other complex genomes. He served as founder president of The Human Genome Organization from 1988 to 1990.

    RICHARD J. ROBERTS, PH.D., Chairman of the Scientific Advisory Board, is a research director at New England Biolabs in Beverly, Massachusetts. He was awarded the Nobel Prize for Physiology Medicine in 1993 and is a leading pioneer in the applications of computer methods in protein and nucleic acid sequence analysis. From 1972 to 1992, Dr. Roberts held a series of senior research positions at Cold Spring Harbor Laboratory.

    MELVIN I. SIMON, PH.D. is chairman and professor, Division of Biology, at California Institute of Technology with which he has been associated since 1982. Previously, he was with the University of California, San Diego where he served as assistant professor, associate professor, and professor in the Department of Biology from 1965 to 1982. Dr. Simon serves on a number of boards including those of the Agouron Institute where he is chairman.

    NORTON D. ZINDER, PH.D. is the John D. Rockefeller, Jr. professor and head of the Laboratory of Genetics of The Rockefeller University. An internationally acclaimed expert in molecular biology, Dr. Zinder was first chairman of the NIH's Program Advisory Committee on the Human Genome.

PE CORPORATION MANAGEMENT

    Because the Celera Genomics group and the PE Biosystems group are part of PE Corporation, overall responsibility for the management and operation of each group resides in the board of directors and management of PE Corporation. In particular, PE Corporation has established an Executive Committee which has overall responsibility, subject to the direction of the board of directors, for the management and strategic direction of the Celera Genomics group and the PE Biosystems group. The current members of that committee are:

    TONY L. WHITE, Chairman, President and Chief Executive Officer, PE Corporation.

    MICHAEL W. HUNKAPILLER, PH.D., Senior Vice President and President, PE Biosystems Group.

    KENNETH D. NOONAN, PH.D., Senior Vice President, Corporate Development, PE Corporation.

    WILLIAM B. SAWCH, Senior Vice President, General Counsel and Secretary, PE Corporation.

    JOYCE A. SZIEBERT, Vice President, Human Resources, PE Corporation.

    J. CRAIG VENTER, PH.D., Senior Vice President and President, Celera Genomics Group.

    DENNIS L. WINGER, Senior Vice President and Chief Financial Officer, PE Corporation.

                                 PE CORPORATION
                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

    The following selected consolidated financial information has been derived from the consolidated financial statements of PE Corporation for each of the five fiscal years in the period ended June 30, 1999 and the three-month periods ended September 30, 1998 and 1999. The information set forth below should be read in conjunction with the PE Corporation "Management's Discussion and Analysis" included in this prospectus; and the PE Corporation consolidated financial statements and notes thereto contained in the PE Corporation Annual Report to Stockholders for the year ended June 30, 1999, and in the PE Corporation Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, each incorporated herein by reference. The data for the three-month periods ended September 30, 1998 and 1999 have been derived from unaudited financial statements which, in the opinion of management, reflect all adjustments necessary for a fair presentation of results for the periods covered.

    On May 6, 1999, PE Corporation recapitalized its former common stock into PE Corporation--PE Biosystems Group Common Stock and PE Corporation--Celera Genomics Group Common Stock. Therefore, neither the PE Biosystems stock nor the Celera Genomics stock was issued or outstanding for the periods prior to May 6, 1999.

    On June 17, 1999 the Board of Directors of PE Corporation announced a two-for-one split of PE Biosystems stock. The two-for-one stock split was effected in the form of a 100% stock dividend paid to stockholders of record as of the close of business on July 12, 1999. All PE Biosystems group share and per share data reflect this split.

    On January 20, 2000, the Board of Directors announced a two-for-one stock split of PE Biosystems stock and Celera Genomics stock. The two-for-one stock splits will be effected in the form of a 100% stock dividend payable to stockholders of record as of the close of business on February 4, 2000. All PE Biosystems group and Celera Genomics group share and per share data reflect this split.

    A number of items affect the comparability of this information. Before-tax amounts include:

    - Restructuring and other special charges of $15.5 million for fiscal 1995, $17.5 million for fiscal 1996, $48.1 million for fiscal 1998, $6.1 million for fiscal 1999, and $.9 million for the three months ended September 30, 1998 (unaudited);

    - A restructuring reserve adjustment of $9.2 million for fiscal 1999 relating to excess fiscal 1998 restructuring liabilities;

    - Gains on investments of $20.8 million for fiscal 1995, $11.7 million for fiscal 1996, $64.9 million for fiscal 1997, $1.6 million for fiscal 1998, and $6.1 million for fiscal 1999;

    - Acquired research and development charges of $33.9 million for fiscal 1996 and $26.8 million for fiscal 1997, and $28.9 million for fiscal 1998;

    - Charges for the impairment of assets of $9.9 million for fiscal 1996, $.7 million for fiscal 1997, and $14.5 million for fiscal 1999;

    - Tax benefit and valuation allowance reductions of $22.2 million for fiscal 1999;

    - A charge of $3.5 million for a donation to PE Corporation's charitable foundation for fiscal 1999; and

    - Charges of $19.3 million for fiscal 1999 relating to the recapitalization and transformation of PE Corporation.

                                                                                                               FOR THE THREE
                                                                                                               MONTHS ENDED
                                                        FOR THE FISCAL YEARS ENDED JUNE 30,                    SEPTEMBER 30,
(DOLLAR AMOUNTS IN THOUSANDS                 ----------------------------------------------------------   -----------------------
EXCEPT PER SHARE AMOUNTS)                      1995       1996        1997         1998         1999         1998         1999
-------------------------------------------  --------   --------   ----------   ----------   ----------   ----------   ----------
                                                                                                                (UNAUDITED)
SUMMARY OF OPERATIONS
Net revenues...............................  $543,945   $642,218   $  768,368   $  944,306   $1,216,897   $  254,720   $  288,843
Income from continuing operations..........    38,569      1,310      102,492       15,694       96,797       17,888       10,079
  Per share of common stock
    Basic..................................       .87        .03         2.16          .32                       .36
    Diluted................................       .85        .03         2.07          .31                       .36
Income (loss) from discontinued operations
  (net of income taxes)....................     7,738    (37,833)      27,906       40,694       79,058         (879)          --
Net income (loss)..........................    46,307    (36,523)     130,398       56,388      175,855       17,009       10,079
  Per share of common stock
    Basic..................................      1.04       (.80)        2.74         1.16                       .34
    Diluted................................      1.02       (.77)        2.63         1.12                       .34
Dividends per share........................       .68        .68          .68          .68          .51          .17

PE BIOSYSTEMS GROUP
Income from continuing operations..........                                                  $  148,365                $   29,707
  Per share of common stock
    Basic..................................                                                         .74                       .14
    Diluted................................                                                         .72                       .14
Income (loss) from discontinued operations
  (net of income taxes)....................                                                      79,058                        --
Net income (loss)..........................                                                     227,423                    29,707
  Per share of common stock
    Basic..................................                                                        1.13                       .14
    Diluted................................                                                        1.10                       .14
Dividends per share........................                                                       .0425                     .0425

CELERA GENOMICS GROUP
Net loss...................................                                                  $  (44,894)               $  (19,398)
  Per share of common stock
    Basic and diluted......................                                                        (.89)                     (.38)

OTHER INFORMATION
Cash and short-term investments............  $103,826   $121,145   $  217,222   $   84,091   $  308,021   $   71,848   $  242,717
Working capital............................   256,607    229,639      354,742      287,991      471,350      291,945      462,736
Capital expenditures.......................    33,891     28,198       58,057       71,820      176,035       24,328       28,963
Total assets...............................   797,970    809,856    1,006,793    1,135,276    1,519,307    1,180,286    1,556,776
Long-term debt.............................    64,524     33,694       59,152       33,726       31,452       29,650       35,745
Total debt.................................   123,224     89,801       89,068       45,825       35,363       88,444       91,802
Stockholders' equity.......................   369,807    373,727      504,270      564,248      821,525      579,988      880,072

                                 PE CORPORATION

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION OF CONTINUING OPERATIONS

    The following discussion with respect to fiscal years 1997, 1998 and 1999, and the three months ended September 30, 1998 and 1999 should be read in connection with the information presented in the PE Corporation selected consolidated financial information included in this prospectus and the financial statements and related notes in the PE Corporation Annual Report to Stockholders on Form 10-K for the fiscal year ended June 30, 1999, and in the PE Corporation Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, each incorporated herein by reference. Historical results and percentage relationships are not necessarily indicative of operating results for any future periods.

    Throughout the following discussion of operations we refer to the impact on our reported results of the movement in foreign currency exchange rates from one reporting period to another as "foreign currency translation."

DISCONTINUED OPERATIONS

    Effective May 28, 1999, we completed the sale of our Analytical Instruments business to EG&G, Inc. Analytical Instruments, formerly a unit of our PE Biosystems group, develops, manufactures, markets, sells and services analytical instruments used in a variety of markets. As part of the sale, the rights to the "Perkin-Elmer" name were transferred to EG&G.

    The aggregate consideration we received was $425 million, consisting of $275 million in cash and one-year secured promissory notes in the aggregate principal amount of $150 million which bear interest at a rate of 5% per annum. We recognized a net gain on disposal of discontinued operations of $100.2 million, net of $87.8 million of income taxes. The transaction is subject to post-closing adjustments pursuant to the terms of the agreement with EG&G.

    Amounts previously reported for Analytical Instruments have been reclassified and stated as discontinued operations. See Note 15 to PE Corporation's consolidated financial statements included in our 1999 Annual Report to Stockholders.

EVENTS IMPACTING COMPARABILITY

ACQUISITIONS, INVESTMENTS, AND DISPOSITIONS

    On January 22, 1998, we acquired PerSeptive Biosystems, Inc. The acquisition was accounted for as a pooling of interests and, accordingly, our financial results were restated to include the combined operations.

    We acquired Molecular Informatics, Inc. and a 14.5% interest, and approximately 52% of the voting rights, in Tecan AG during the second quarter of fiscal 1998, and GenScope, Inc. during the third quarter of fiscal 1997. The results of operations for these acquisitions, each of which was accounted for as a purchase, have been included in the consolidated financial statements since the date of each respective acquisition. During the fourth quarter of fiscal 1999, we divested our interest in Tecan. A before-tax gain of $1.6 million was recognized on the sale.

    A discussion of significant acquisitions, investments and dispositions is provided in Note 2 to the PE Corporation's consolidated financial statements included in our 1999 Annual Report to Stockholders.

RESTRUCTURING AND OTHER SPECIAL CHARGES

    In fiscal 1999, non-recurring before-tax costs of $9.2 million were incurred in connection with the recapitalization of our company. See Note 1 to the PE Corporation's consolidated financial statements included in our 1999 Annual Report to Stockholders for a discussion of the recapitalization.

    During fiscal 1998, $48.1 million of before-tax charges were recorded for restructuring and other merger costs to integrate PerSeptive into PE Corporation following the acquisition. The objectives of the integration plan were to lower PerSeptive's cost structure by reducing excess manufacturing capacity, achieve broader worldwide distribution of PerSeptive's products, and combine sales, marketing, and administrative functions. The charge included: $33.9 million for restructuring the combined operations; $8.6 million for transaction costs; and $4.1 million of inventory-related write-offs, recorded in cost of sales, associated with the rationalization of certain product lines. Additional merger-related period costs of $6.1 million for fiscal 1999, $1.5 million for fiscal 1998, and $.9 million for the first quarter of fiscal 1999 were incurred for training, relocation, and communication in connection with the integration.

    During the fourth quarter of fiscal 1999, we completed the restructuring actions. The costs to implement the program were $9.2 million below the $48.1 million charge recorded for fiscal 1998. As a result, during the fourth quarter of fiscal 1999, we recorded a $9.2 million reduction of charges required to implement the fiscal 1998 plan. A discussion of our restructuring program is provided in Note 10 to the PE Corporation's consolidated financial statements included in our 1999 Annual Report to Stockholders.

ACQUIRED RESEARCH AND DEVELOPMENT

    During fiscal 1998 and 1997, we recorded charges of $28.9 million and $26.8 million, respectively, for purchased in-process research and development in connection with certain acquisitions. See Note 2 to the PE Corporation's consolidated financial statements included in our 1999 Annual Report to Stockholders.

    In the second quarter of fiscal 1998, we expensed $28.9 million of the Molecular Informatics acquisition cost as in-process research and development, representing 53.6% of the purchase price. This amount was attributed to and supported by a discounted probable cash flow analysis on a project-by-project basis. At the acquisition date, the technological feasibility of the acquired technology had not been established and the acquired technology had no future alternative uses.

    We attributed approximately 10% of the in-process research and development value to BioLIMS, a software system that manages data, initiates analysis programs, and captures the results in a centralized, relational database for sequencing instruments; 6% to GA SFDB, a client-side add-on product to several existing gene sequencing instruments; 38% to BioMERGE, a client-server management and integration system that organizes proprietary, public and third-party results in a single relational database for the drug discovery and genomic research markets; 9% to BioCLINIC, a client-server management and integration system that organizes proprietary, public and third-party results generated from DNA and protein sequence analysis in a single database for the clinical trials phase of drug development; and 37% to SDK, an open architecture software platform from which all of Molecular Informatics' future software applications were expected to be derived.

    As of the acquisition date, all of the major functionality for BioLIMS 2.0 had been completed and the product was subsequently released in September 1998. As of the acquisition date, BioLIMS 3.0 was in the design and scoping phase. As of the acquisition date, GA SFDB was in early alpha phase and had been completed concurrent with the development of BioLIMS 2.0 and was released in September 1998. As of the acquisition date, BioMERGE's 3.0 functional scope was defined and the requirements assessment had been completed and was subsequently released in November 1998. As of the acquisition date, the BioCLINIC product requirements had been specified and discussions had begun with two potential customers to begin the specific software modifications. Development efforts were terminated in April 1998 due to unsuccessful marketing efforts. As of the acquisition date, the SDK requirements assessment had been completed and the functional scope had been defined.

    We attributed $11.8 million of the purchase price to core technology and existing products, primarily related to the BioMERGE product. We applied a risk-adjusted discount to the project's cash flows of 20% for existing technology and 23% for in-process technology. The risk premium of 3% for in-process technologies was determined by management based on the associated risks of releasing these in-process technologies versus the existing technologies for the emerging bioinformatics software industry. The significant risks associated with these products include the limited operating history of Molecular Informatics, uncertainties surrounding the market acceptance of such in-process products, competitive threats from other bioinformatics companies and other risks. Management is primarily responsible for estimating the fair value of such existing and in-process technology.

    During the third quarter of fiscal 1997, we acquired GenScope for $26.8 million. GenScope, founded in 1995, represented a development stage venture with no operating history. GenScope had effectively no revenues and only limited R&D contract services. At the acquisition date, technological feasibility of the acquired technology right had not been established and the acquired technology right had no future alternative uses. We obtained the right to utilize AFLP-based gene expression profiling technology in the field of human health, but did not obtain any core technology or other rights. GenScope's limited balance sheet, with assets of approximately $.2 million, had yet to deliver commercial value. Accordingly, we recorded a charge of $25.4 million attributable to the in-process technology purchased. We based this amount upon the early development stage of this life science business acquired, the technological hurdles to apply this technology to the field of human health and the underlying cash flow projections. The acquisition represented the purchase of development stage technology, not at the time considered commercially viable in the health care applications that we intend to pursue. Our intent was to first develop the technology into a set of molecular screening tools for use in the enhancement of pharmaceutical product development. We allocated
$1.4 million of the purchase price to technology rights attributable to GenScope's AFLP-based gene expression profiling technology. AFLP is an enhancement of the polymerase chain reaction ("PCR") process that allows selective analysis of any portion of genetic material without the specific, prior sequence information normally required for PCR. Of the $25.4 million expensed as in-process research and development, $5.5 million represented a contingent liability due on the issuance of a process patent for technology under development.

    Through June 30, 1999, we incurred approximately $12.2 million in additional research and development costs to further develop the AFLP technology in the field of human health. We anticipate spending an additional $2.2 million in fiscal 2000 to substantially complete such project. Such costs approximate those anticipated at the date of acquisition.

ASSET IMPAIRMENT

    During the fourth quarter of fiscal 1999, we incurred a $14.5 million charge to cost of sales for the impairment of intangible assets associated with the Molecular Informatics business. This impairment resulted primarily from a decline in management's assessment of future cash flows from this business which included the discontinuance of certain product lines in the fourth quarter.

    During fiscal 1997, a $.7 million charge was recorded to cost of sales for the write-down of certain impaired assets.

    See Note 1 to PE Corporation's consolidated financial statements included in our 1999 Annual Report to Stockholders.

GAIN ON INVESTMENTS

    Fiscal 1997, 1998, and 1999 included before-tax gains of $64.9 million, $1.6 million, and $4.5 million, respectively, related to the sale and release of contingencies on minority equity investments. As previously described, fiscal 1999 also included a before-tax gain of $1.6 million related to the sale of our interest in Tecan. See Note 2 to PE Corporation's consolidated financial statements included in our 1999 Annual Report to Stockholders.

OTHER EVENTS IMPACTING COMPARABILITY

    During the fourth quarter of fiscal 1999, a $10.1 million charge was recorded to selling, general and administrative expenses for costs related to the acceleration of certain long-term compensation programs as a result of the recapitalization of our company and the attainment of performance targets.

    During the fourth quarter of fiscal 1999, we made a $3.5 million donation to our company's charitable foundation, which supports educational and other charitable programs. The charge was recorded to selling, general and administrative expenses.

    The effective income tax rate for fiscal 1999 included certain tax benefit and valuation allowance reductions of $22.2 million. See Note 4 to PE Corporation's consolidated financial statements included in our 1999 Annual Report to Stockholders.

RESULTS OF CONTINUING OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED WITH THE THREE MONTHS ENDED SEPTEMBER 30, 1998

    PE Corporation reported income from continuing operations of $10.1 million for the first quarter of fiscal 2000 compared with $17.9 million for the first quarter of fiscal 1999. On a segment basis, the PE Biosystems group reported income from continuing operations of $29.7 million for the first quarter of fiscal 2000 compared with $21.5 million for the first quarter of fiscal 1999. On a comparable basis, excluding Tecan and the $.9 million of merger-related period costs incurred in the first quarter of fiscal 1999, the PE Biosystems group's income from continuing operations for the quarter increased 33.2% to $29.7 million for the first quarter of fiscal 2000 compared with $22.3 million for the prior period. This increase is attributable to the growth in net revenues and lower operating expenses as a percent of net revenues. Offsetting the lower operating expenses were non-operating costs related to the PE Biosystems group's foreign currency management program. The Celera Genomics group reported a net loss of $19.4 million for the first quarter of fiscal 2000 compared with a net loss of $3.6 million for the first quarter of fiscal 1999. The increase in the net loss reflected the continued establishment of operations to support the expanded sequencing, data management, and software development activities of the business.

    Net revenues for PE Corporation were $288.8 million for the first quarter of fiscal 2000 compared with $254.7 million for the first quarter of fiscal 1999, an increase of 13.4%. On a segment basis, net revenues for the PE Biosystems group increased 16.4% to $292.3 million for the first quarter of fiscal 2000, compared with $251.2 million for the prior year. The Celera Genomics group reported net revenues of $8.3 million for the first quarter of fiscal 2000, compared with $3.9 million for the first quarter of fiscal 1999.

    Net revenues for the PE Biosystems group, excluding the results of Tecan, increased 30.7% compared with the prior year. The effects of foreign currency translation increased net revenues by approximately 2% compared with the prior year. Net revenues from shipments to the Celera Genomics group were $11.7 million for the first quarter of fiscal 2000, or 4% of the group's net revenues, as compared with $.4 million for the first quarter of fiscal 1999. Geographically, excluding the first quarter of fiscal 1999 net revenues of Tecan, the PE Biosystems group reported revenue growth in all regions for the first quarter of fiscal 2000 compared with the first quarter of fiscal 1999. Revenues increased 25.2% in the United States, 23.1% in Europe, 65.8% in the Far East and 29.2% in Latin America and other markets, compared with the first quarter of the prior fiscal year. Increased demand for genetic analysis products, sequence detection systems, and liquid chromatography/mass spectrometry ("LC/MS") products contributed to the growth.

    Net revenues for the Celera Genomics group were $8.3 million for the first quarter of fiscal 2000 compared with $3.9 million for the first quarter of fiscal 1999, an increase of $4.4 million. The increased revenues were primarily a result of subscriptions initiated during the second half of fiscal 1999. Revenues for genotyping and genomic contract services remained essentially unchanged with the prior year.

    Gross margin as a percentage of net revenues for PE Corporation was 54.1% for the first quarter of fiscal 2000 compared with 55.9% for the first quarter of fiscal 1999. Gross margin for the PE Biosystems group as a percentage of net revenues was 53.0% for the first quarter of fiscal 2000 compared with 55.3% for the first quarter of fiscal 1999. The decrease was primarily the result of a change in product mix compared with the prior year. Higher unit sales of reagents to support genetic analysis systems and increased royalty and contract licensing revenues were the primary contributors for the higher gross margin percentage for the first quarter of fiscal 1999.

    SG&A expenses for PE Corporation were $86.1 million for the first quarter of fiscal 2000 compared with $77.5 million for the first quarter of fiscal 1999. On a segment basis, SG&A expenses were $77.7 million and $72.7 million for the first quarter of fiscal 2000 and 1999, respectively, for the PE Biosystems group, and $8.4 million and $4.8 million for the first quarter of fiscal 2000 and 1999, respectively, for the Celera Genomics group.

    SG&A expenses for the PE Biosystems group, excluding Tecan, increased 20.7% for the first quarter of fiscal 2000 compared with the first quarter of the prior year. This increase was due to higher planned expenses, reflecting the growth in sales and orders. As a percentage of net revenues, excluding Tecan, SG&A expenses were 26.6% for the first quarter of fiscal 2000 compared with 28.8% for the prior year.

    The Celera Genomics group's SG&A expenses increased $3.6 million for the first quarter of fiscal 2000 compared with the first quarter of the prior year. The increase was primarily related to the start-up and ongoing operations of the genomic database business.

    R&D expenses for PE Corporation increased to $56.7 million for the first quarter of fiscal 2000 compared with $36.6 million for the prior year. R&D expenses for the PE Biosystems group were $32.0 million for the first quarter of fiscal 2000 compared with $32.3 million for the prior year. Excluding Tecan, the PE Biosystems group's R&D expenses increased 9.9% compared with first quarter of the prior year. As a percentage of net revenues, excluding Tecan, R&D expenses were 11.0% for the first quarter of fiscal 2000 compared with 13.1% for the first quarter of the prior year. The Celera Genomics group's R&D expenses increased to $32.2 million for the first quarter of fiscal 2000 compared with $4.7 million for the first quarter of fiscal 1999, primarily as a result of establishing and operating the sequencing facility and computing center of the genomic database business. Increased staffing related to sequencing operations also contributed to the increase in the Celera Genomics group's R&D expenses.

    We incurred merger-related period costs of $.9 million in the first quarter of fiscal 1999 for training, relocation, and communication in connection with our integration of PerSeptive. See note 10 to PE Corporation's consolidated financial statements included in our 1999 Annual Report to Stockholders.

    Operating income was $13.5 million for the first quarter of fiscal 2000 compared with $27.5 million for the prior year. On a segment basis, operating income for the PE Biosystems group increased to $45.0 million for the first quarter of fiscal 2000 compared with $33.1 million for the prior year. On a comparable basis, excluding the results of Tecan and the merger-related period costs incurred in the first quarter of fiscal 1999, operating income increased 52.5% for the first quarter of fiscal 2000 compared with the prior year. The PE Biosystems group benefitted from increased revenues primarily as a result of strong demand for several new products introduced over the past year. The PE Biosystems group also benefitted from lower operating expenses as a percentage of net revenues, partially as a result of slower than planned ramp-up in staffing. Operating income as a percentage of net revenues, excluding the results of Tecan and merger-related costs for the first quarter of fiscal 1999, increased to 15.4% for the first quarter of fiscal 2000 compared with 13.2% for the prior year.

    Operating loss for the Celera Genomics group was $32.3 million for the first quarter of fiscal 2000 compared with $5.6 million for the first quarter of fiscal 1999. The increase in the operating loss reflected the continued establishment of operations to support the expanded sequencing, data management, and software development activities of the business.

    Interest expense was $.4 million for the first quarter of fiscal 2000 compared with $.8 million for the prior year. This decrease was primarily due to lower outstanding debt balances. Interest income was $4.4 million for the first quarter of fiscal 2000 compared with $.5 million for the prior year, which included interest on the note receivable from EG&G relating to the sale of the Analytical Instruments business. The increase was also due to higher cash balances and higher interest rates.

    Other expense, net for PE Corporation for the first quarter of fiscal 2000 was $4.6 million, primarily related to costs associated with the PE Biosystems group's traditional foreign currency hedging program of its projected cash flows. Other income, net was $1.7 million for the first quarter of fiscal 1999, which primarily related to a legal settlement.

    PE Corporation's effective income tax rate was 22% for the first quarter of fiscal 2000 compared with 27% for the prior year. Excluding Tecan in fiscal 1999, the effective income tax rate was 26%. The reduced tax rate is due primarily to tax benefits resulting from the higher operating losses of the Celera Genomics group which operates primarily in the United States.

    In the first quarter of fiscal 1999, minority interest expense of $3.1 million was recognized relating to our 14.5% financial interest in Tecan.

RESULTS OF CONTINUING OPERATIONS--1999 COMPARED WITH 1998

    We reported income from continuing operations of $96.8 million for fiscal 1999 compared with $15.7 million for fiscal 1998. On a segment basis, the PE Biosystems group reported income from continuing operations of $148.4 million for fiscal 1999 compared with $24.0 million for fiscal 1998 and the Celera Genomics group reported a net loss of $44.9 million for fiscal 1999, compared with $8.3 million for fiscal 1998.

    Income from continuing operations for PE Corporation, on a comparable basis excluding the special items previously described, increased 4.0% to $91.4 million for fiscal 1999 compared with $87.9 million for fiscal 1998. On a segment basis, the PE Biosystems group, excluding the special items, reported an increase of 44.8% in income from continuing operations for fiscal 1999 compared with the prior year. Excluding the fiscal 1999 special items allocated to the Celera Genomics group of $4.6 million for costs incurred in connection with the recapitalization and $1.0 million for costs related to the acceleration of certain compensation programs, the Celera Genomics group reported a net loss of $39.6 million compared with $8.3 million for fiscal 1998.

    Net revenues were $1,216.9 million for fiscal 1999 compared with $944.3 million for fiscal 1998, an increase of 28.9%. On a segment basis, net revenues for the PE Biosystems group increased 30.0% to $1,221.7 million for fiscal 1999, compared with $940.1 million for the prior year. The Celera Genomics group reported net revenues of $12.5 million for fiscal 1999, compared with $4.2 million for fiscal 1998.

    Net revenues for the PE Biosystems group, excluding the results of Tecan, increased 25.9% compared with the prior year. The effects of foreign currency translation increased net revenues by less than 1% compared with the prior year. Net revenues from shipments to the Celera Genomics group were $17.3 million for fiscal 1999 and represented less than 2% of the group's net revenues. There were no revenues to the Celera Genomics group for fiscal 1998. Geographically, excluding the net revenues of

Tecan, the PE Biosystems group reported revenue growth in all regions for fiscal 1999 compared with the prior year. Revenues increased 32.5% in the United States, 19.5% in Europe, 20.9% in the Far East and 12.6% in Latin America and other markets, compared with the prior year. Demand for the PE Biosystems group's new ABI Prism-Registered Trademark- 3700 DNA Analyzer, which began shipping in the second quarter of fiscal 1999, was strong. Shipments for sequence detection systems and liquid chromatography/mass spectrometry ("LC/MS") products also contributed to the growth.

    Net revenues for the Celera Genomics group increased $8.3 million for fiscal 1999 compared with the prior year. Revenues for contract research services increased $4.5 million, relating primarily to expression-based gene discovering services in the agricultural market, and $2.8 million from the group's new genomic information and database products, mainly from early access subscriptions.

    Gross margin for our company as a percentage of net revenues was 54.1% for fiscal 1999, compared with 54.3% for the prior year. The PE Biosystems group's fiscal 1999 gross margin included $14.5 million for the impairment of intangible assets associated with the Molecular Informatics business. Fiscal 1998 gross margin included $4.1 million of inventory-related write-offs associated with the rationalization of certain product lines in connection with the acquisition of PerSeptive. On a comparable basis, excluding the special items for both years, gross margin as a percentage of net revenues was 55.1% for fiscal 1999 and 54.5% for fiscal 1998. The improved gross margin was primarily the result of a change in product mix. Increased unit sales of reagents to support genetic analysis systems, increased royalty revenues, and continued demand in instrument sales of higher margin genetic analysis product offerings contributed to the growth.

    SG&A expenses for PE Corporation were $364.1 million for fiscal 1999, compared with $283.4 million for fiscal 1998, an increase of 28.5%. On a segment basis, SG&A expenses were $335.9 million compared with $276.7 million for fiscal 1999 and 1998, respectively, for the PE Biosystems group, and $28.3 million compared with $6.7 million for fiscal 1999 and 1998, respectively, for the Celera Genomics group.

    SG&A expenses for the PE Biosystems group, excluding Tecan, increased 15.6% for fiscal 1999 compared with the prior year. Fiscal 1999 expenses included a charge of $9.1 million for costs related to the acceleration of certain long-term compensation programs as a result of the recapitalization of our company and the attainment of performance targets. Fiscal 1999 expenses also included $3.5 million for a contribution to PE Corporation's charitable foundation which supports educational and other charitable programs. On a comparable basis, excluding the special items, SG&A expenses increased 10.8%. This increase was due to higher planned expenses, reflecting the growth in sales and orders. As a percentage of net revenues, excluding Tecan and the special items, SG&A expenses were 25.9% for fiscal 1999 compared with 29.4% for the prior year.

    The Celera Genomics group's SG&A expenses increased $21.5 million for fiscal 1999 compared with the prior year. The increase was primarily related to the start-up and ongoing operations of the new genomic information business. SG&A expenses for fiscal 1999 included $1.0 million for costs related to the acceleration of certain compensation programs as a result of the recapitalization of our company and the attainment of performance targets.

    R&D expenses for PE Corporation were $179.3 million for fiscal 1999 compared with $115.8 million for fiscal 1998, an increase of 54.9%. R&D expenses for the PE Biosystems group increased 26.6% compared with the prior year to $133.5 million for fiscal 1999. Excluding Tecan, expenses increased 19.5% compared with the prior year in support of the introduction of new products and the acceleration of product development. As a percentage of net revenues, excluding Tecan, R&D expenses were 10.7% for fiscal 1999 compared with 11.2% for the prior year. The Celera Genomics group's R&D expenses increased to $48.4 million for fiscal 1999 compared with $10.3 million for fiscal 1998, primarily as a result of establishing and operating the sequencing facility and computing center of the new genomic information business.

    During fiscal 1998, $48.1 million of before-tax charges were recorded for restructuring and other merger costs to integrate PerSeptive into the PE Biosystems group of PE Corporation following the acquisition. The objectives of the integration plan were to lower PerSeptive's cost structure by reducing excess manufacturing capacity, achieve broader worldwide distribution of PerSeptive's products, and combine sales, marketing, and administrative functions. The charge included: $33.9 million for restructuring the combined operations; $8.6 million for transaction costs; and $4.1 million of inventory-related write-offs, recorded in cost of sales, associated with the rationalization of certain product lines. Additional merger-related period costs of $6.1 million for fiscal 1999 and $1.5 million for fiscal 1998 were incurred for training, relocation, and communication costs.

    The $33.9 million restructuring charge included $13.8 million for severance-related costs and workforce reductions of approximately 170 employees, consisting of 114 employees in production labor and 56 employees in sales and administrative support. The remaining $20.1 million represented facility consolidation and asset-related write-offs that included: $11.7 million for contract and lease terminations and facility-related expenses in connection with the reduction of excess manufacturing capacity; $3.2 million for dealer termination payments, sales office consolidations, and consolidation of sales and administrative support functions; and $5.2 million for the write-off of certain tangible and intangible assets and the termination of certain contractual obligations. Transaction costs of $8.6 million included acquisition-related investment banking and professional fees.

    During the fourth quarter of fiscal 1999, we completed the restructuring actions. The costs to implement the program were $9.2 million below the $48.1 million charge recorded for fiscal 1998. As a result, during the fourth quarter of fiscal 1999, the PE Biosystems group recorded a $9.2 million reduction of charges required to implement the fiscal 1998 plan. See Note 10 to PE Corporation's consolidated financial statements included in our 1999 Annual Report to Stockholders.

    During fiscal 1999, we recorded a before-tax special charge of $9.2 million for costs incurred in connection with the recapitalization of our company. These costs included investment banking and professional fees. On a segment basis the PE Biosystems group and the Celera Genomics group were each allocated 50% of the total costs.

    Fiscal 1998 included $28.9 million of purchased in-process research and development associated with our company's acquisition of Molecular Informatics for the PE Biosystems group.

OPERATING INCOME

(DOLLAR AMOUNTS IN MILLIONS)                                    1998       1999
------------------------------------------------------------  --------   --------
Operating income before special items.......................   $117.6     $142.8
  Asset impairment..........................................       --      (14.5)
  Long-term compensation programs...........................       --      (10.1)
  Charitable foundation contribution........................       --       (3.5)
  Restructuring and other merger costs, net.................    (48.1)       3.1
  Recapitalization costs....................................       --       (9.2)
  Acquired research and development.........................    (28.9)        --
                                                               ------     ------
Operating income............................................   $ 40.6     $108.6
                                                               ======     ======

    Operating income for PE Corporation increased to $108.6 million for fiscal 1999 compared with $40.6 million for fiscal 1998. On a comparable basis excluding the special items previously described, operating income increased 21.4% to $142.8 million for fiscal 1999 compared with $117.6 million for the prior year.

    On a segment basis, operating income for the PE Biosystems group increased to $187.9 million for fiscal 1999 compared with $53.4 million for the prior year. On a comparable basis, excluding the results of

Tecan and the special items previously described, operating income increased 60.7% for fiscal 1999 compared with the prior year. The PE Biosystems group benefited from increased revenues, higher gross margins, and lower operating expenses as a percentage of net revenues. Higher operating income from sequencing, mapping systems, and LC/MS products were the primary contributors. The effects of currency translation for the PE Biosystems group increased operating income by less than 1% for fiscal 1999 compared with the prior year. Operating income as a percentage of net revenues, excluding the results of Tecan and the special items, increased to 17.6% for fiscal 1999 compared with 13.8% for the prior year.

    Operating loss for the Celera Genomics group was $68.8 million for fiscal 1999 compared with $12.8 million for fiscal 1998. Excluding the $4.6 million of special charges for costs incurred in connection with the recapitalization and the $1.0 million of costs related to the acceleration of certain long-term compensation programs, the operating loss was $63.2 million for fiscal 1999.

    For fiscal 1999 and 1998, the PE Biosystems group recorded gains of $4.5 million and $1.6 million, respectively, on the sale and release of contingencies on minority equity investments. Fiscal 1999 also included a gain of $1.6 million related to the sale of our interest in Tecan.

    Interest expense was $3.8 million for fiscal 1999 compared with $4.9 million for the prior year. This decrease was primarily due to the refinancing of PerSeptive's 8 1/4% Convertible Subordinated Notes (the "PerSeptive Notes") and lower average interest rates. Interest income was $2.9 million for fiscal 1999 compared with $5.9 million for the prior year, primarily because of lower average cash balances during the year.

    Other income, net for fiscal 1999 was $.5 million compared with $3.1 million for the prior year. Fiscal 1999 other income, net primarily related to the revaluation of foreign exchange contracts and a legal settlement that were partially offset by the loss on the disposal of certain assets and other non-operating costs. The other income, net for fiscal 1998 resulted from a gain on the sale of certain operating and non-operating assets.

    The effective income tax rate was 4% for fiscal 1999 and 54% for fiscal 1998. Excluding Tecan and the special items, the effective income tax rate was 25% for fiscal 1999 and 24% for fiscal 1998. The effective income tax rate for fiscal 1999 included the release of valuation allowances of $17.4 million. The valuation allowance was reduced because management believes, now that the sale of the Analytical Instruments business has been completed, that it is more likely than not that the deferred tax assets to which the valuation allowance related will be realized. An analysis of the differences between the federal statutory income tax rate and the effective tax rate is provided in Note 4 to PE Corporation's consolidated financial statements included in our 1999 Annual Report to Stockholders.

    The PE Biosystems group incurred minority interest expense of $13.4 million for fiscal 1999 and $5.6 million for fiscal 1998 relating to our company's 14.5% financial interest in Tecan. As previously indicated, we divested our interest in Tecan during the fourth quarter of fiscal 1999.

RESULTS OF CONTINUING OPERATIONS--1998 COMPARED WITH 1997

    We reported income from continuing operations of $15.7 million for fiscal 1998 compared with $102.5 million for the prior year. On a comparable basis, excluding the special items previously described, income from continuing operations was $87.9 million for fiscal 1998 compared with $73.7 million for fiscal 1997.

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
    On a segment basis, the PE Biosystems group reported income from continuing operations of $24.0 million for fiscal 1998 compared with $132.7 million for fiscal 1997. On a comparable basis, excluding the special items previously described, income from continuing operations increased 23.2% to $95.0 million for fiscal 1998 compared with $77.1 million for fiscal 1997. The Celera Genomics group reported a net loss of $8.3 million for fiscal 1998 compared with $30.2 million for the prior year, or $3.4 million excluding the $26.8 million for purchased research and development charged in connection with the GenScope acquisition.

    Net revenues for PE Corporation were $944.3 million for fiscal 1998 compared with $768.4 million for the prior year, an increase of $22.9%. On a segment basis, net revenues for the PE Biosystems group were $940.1 million for fiscal 1998 compared with $767.5 million for fiscal 1997, an increase of 22.5%. Celera Genomics group's net revenues increased from $.9 million for fiscal 1997 to $4.2 million for fiscal 1998, primarily related to AgGen.

    Net revenues for the PE Biosystems group, excluding Tecan, increased 15.9% compared with the prior year. The effects of currency translation decreased net revenues by approximately $33 million, or 4%, compared with the prior year, as the U.S. dollar strengthened against most European and Far Eastern currencies. On a worldwide basis, excluding Tecan and the effects of currency translation, revenues would have increased approximately 20% compared with the prior year. Increased demand for genetic analysis, LC/MS, and polymerase chain reaction product lines was the primary contributor. All geographic markets for the PE Biosystems group reported increased revenues over the prior year. Excluding Tecan, net revenues in the United States, Europe, and the Far East increased 24.0%, 10.7%, and 4.6%, respectively. Before the effects of currency translation, and excluding Tecan, revenues in Europe and the Far East would have increased approximately 18% and 14%, respectively, compared with the prior year. The PE Biosystems group believes slower Japanese government funding in the second half of fiscal 1998 and the lack of a supplemental budget, which added to fiscal 1997 revenues, contributed to a lower growth rate of only 3% in the Japanese market.

    Gross margin for PE Corporation as a percentage of net revenues was 54.3% for fiscal 1998 compared with 53.0% for fiscal 1997. The PE Biosystems group's fiscal 1998 gross margin included $4.1 million of inventory-related write-offs associated with the rationalization of certain product lines in connection with the acquisition of PerSeptive. Fiscal 1997 included a charge of $.7 million for the write-down of certain other assets. Excluding the special items, gross margin as a percentage of net revenues increased to 54.5% for fiscal 1998. Benefits realized from the sale of higher-margin genetic analysis products and increased royalty revenues in the United States more than offset the negative effects of currency translation.

    SG&A expenses for PE Corporation were $283.4 million for fiscal 1998 compared with $229.9 million for fiscal 1997, an increase of 23.3%. On a segment basis, the PE Biosystems group's SG&A expenses increased to $276.7 million for fiscal 1998 compared with $227.7 million for the prior year. The 21.5% increase in expenses, or 14.7% excluding Tecan, was due to higher planned worldwide selling and marketing expenses commensurate with the substantially higher revenue and order growth. Before the effects of currency translation and excluding Tecan, SG&A expenses increased approximately 18% compared with the prior year. As a percentage of net revenues, SG&A expenses for the PE Biosystems group were essentially unchanged at 29.4% for fiscal 1998 compared with 29.7% for the prior year. SG&A expenses for the Celera Genomics group increased from $2.2 million for fiscal 1997 to $6.7 million for fiscal 1998, primarily reflecting the operations of the AgGen and GenScope businesses.

    R&D expenses for PE Corporation increased to $115.8 million for fiscal 1998 from $82.1 million for fiscal 1997. On a segment basis, R&D expenses for the PE Biosystems group of $105.5 million increased 35.0% over the prior year, or 27.7% excluding Tecan. R&D spending increased 40.6%, or 33.3% excluding Tecan, over the prior year as the PE Biosystems group continued its product development efforts and preparation for new product launches. As a percentage of net revenues, the PE Biosystems group's R&D expenses increased to 11.2% compared with 10.2% for the prior year. Celera Genomics group's R&D

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expenses were $10.3 million for fiscal 1998 compared with $4.0 million for fiscal 1997. Fiscal 1997 included the operations of GenScope and Linkage from the dates of acquisition.

    During fiscal 1998, $48.1 million of before-tax charges were recorded for restructuring and other merger costs to integrate PerSeptive into the PE Biosystems group following the acquisition. Additional merger-related period costs of $1.5 million for training, relocation, and communication costs were recognized in the third and fourth quarters of fiscal 1998.

    Fiscal 1998 included $28.9 million of purchased in-process research and development associated with the acquisition of Molecular Informatics for the PE Biosystems group. Fiscal 1997 included a charge of $26.8 million for in-process research and development, related to the acquisitions of GenScope and Linkage for the Celera Genomics group.

OPERATING INCOME

(DOLLAR AMOUNTS IN MILLIONS)                                    1997       1998
------------------------------------------------------------  --------   --------
Operating income before special items.......................   $ 95.7     $117.6
  Asset impairment..........................................      (.7)        --
  Restructuring and other merger costs......................       --      (48.1)
  Acquired research and development.........................    (26.8)     (28.9)
                                                               ------     ------
Operating income............................................   $ 68.2     $ 40.6
                                                               ======     ======

    Operating income for our company was $40.6 million for fiscal 1998 compared with $68.2 million for fiscal 1997. On a comparable basis, excluding the items previously described, operating income increased to $117.6 million for fiscal 1998 compared with $95.7 million for the prior year, an increase of 22.9%.

    On a segment basis, operating income for the PE Biosystems group decreased to $53.4 million for fiscal 1998 compared with $100.3 million for fiscal 1997. Excluding the special charges for restructuring and other merger costs, acquired research and development, and the impairment of assets, operating income increased $29.4 million, or 29.1%, primarily as a result of increased volume and improved margins. A 23.5% increase in operating income from higher-margin sequencing and mapping systems was the primary contributor. Excluding Tecan, operating income before special items increased 21.6% compared with the prior year. Before the effects of currency translation and excluding Tecan, fiscal 1998 operating income increased 38.5% compared with the prior year. Geographically, excluding Tecan, fiscal 1998 operating income before special items increased 48.0% in the United States, 20.1% in the Far East, and 8.0% in Europe compared with fiscal 1997. As a percentage of net revenues, operating income before special items increased to 13.9% for fiscal 1998 compared with 13.2% for the prior year.

    Operating loss for the Celera Genomics group was $12.8 million for fiscal 1998 compared with $32.1 million for fiscal 1997. On a comparable basis, excluding the $26.8 million charge for acquired research and development, the operating loss for fiscal 1997 was $5.3 million.

    For fiscal 1998 and 1997, the PE Biosystems group recorded gains of $1.6 million and $64.9 million, respectively, on the sale and release of contingencies on minority equity investments. See Note 2 to PE Corporation's consolidated financial statements included in our 1999 Annual Report to Stockholders.

    Interest expense was $4.9 million for fiscal 1998 compared with $5.9 million for the prior year. The decrease was primarily due to the refinancing of the PerSeptive Notes together with slightly lower outstanding debt balances and lower average interest rates. Interest income was $5.9 million for fiscal 1998 compared with $8.8 million for the prior year, primarily because of lower cash balances resulting from the use of cash to fund the PE Biosystems group's continued investments and acquisitions, as well as from lower interest rates.

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
    Other income, net for fiscal 1998 of $3.1 million, primarily related to the sale of certain operating and non-operating assets, compared with other income, net of $1.9 million for the prior year.

    Our effective income tax rate was 54% for fiscal 1998 and 26% for fiscal 1997. Excluding Tecan in fiscal 1998, and special items in fiscal 1998 and fiscal 1997, the effective income tax rate was 24% for fiscal 1998 compared with 27% for fiscal 1997. Increased earnings in low tax jurisdictions reduced our tax rate for fiscal 1998. An analysis of the differences between the federal statutory income tax rate and the effective rate is provided in Note 4 to PE Corporation's consolidated financial statements included in our 1999 Annual Report to Stockholders.

    Minority interest expense of $5.6 million was recognized in fiscal 1998, by the PE Biosystems group, relating to our 14.5% financial interest in Tecan. See
Note 2 to PE Corporation's consolidated financial statements included in our 1999 Annual Report to Stockholders.

MARKET RISK

    The PE Biosystems group operates internationally, with manufacturing and distribution facilities in various countries throughout the world. For the first quarter of fiscal 2000 and for fiscal 1999, approximately 49% and 50%, respectively, of revenues were derived from countries outside of the United States. Results continue to be affected by market risk, including fluctuations in foreign currency exchange rates and changes in economic conditions in foreign markets.

    Our risk management strategy utilizes derivative financial instruments, including forwards, swaps, purchased options, and synthetic forward contracts to hedge certain foreign currency and interest rate exposures, with the intent of offsetting losses and gains that occur on the underlying exposures with gains and losses on the derivatives. We do not use derivative financial instruments for trading or other speculative purposes, nor are we a party to leveraged derivatives. At September 30, 1999 and June 30, 1999, outstanding hedge contracts covered approximately 80% of the estimated exposures related to foreign currency cash flows to be realized over the next twelve months. The outstanding hedges were a combination of forward, option, and synthetic forward contracts maturing over the next twelve months.

    We performed sensitivity analyses as of September 30, 1999 and June 30, 1999. Assuming a hypothetical adverse change of 10% in foreign exchange rates in relation to the U.S. Dollar at September 30, 1999, we calculated a hypothetical loss of $17.6 million when comparing the change in fair value of both the foreign currency contracts outstanding and the underlying exposures being hedged at September 30, 1999. Performing the same hypothetical calculation at June 30, 1999, we calculated a hypothetical loss of $6.1 million. These hypothetical analyses exclude the impact of foreign currency translation on PE Corporation's operations. Actual gains and losses in the future could, however, differ materially from these analyses, based on changes in the timing and amount of foreign currency exchange rate movements, actual exposures and hedges.

    Interest rate swaps are used to hedge underlying debt obligations. In fiscal 1997, we executed an interest rate swap, allocated to the PE Biosystems group, in conjunction with our entering into a five-year Japanese Yen debt obligation. Under the terms of the swap agreement, we pay a fixed rate of interest at 2.1% and receive a floating LIBOR interest rate. At September 30, 1999, the notional amount of indebtedness covered by the interest rate swap was Yen 3.8 billion or $35.7 million. The maturity date of the swap coincides with the maturity of the Yen loan in March 2002. A change in interest rates would have no impact on our reported interest expense and related cash payments because the floating rate debt and fixed rate swap contract have the same maturity and are based on the same rate index.

MANAGEMENT'S DISCUSSION OF FINANCIAL RESOURCES AND LIQUIDITY

    The following discussion of financial resources and liquidity focuses on the Consolidated Statements of Financial Position and the Consolidated Statements of Cash Flows of PE Corporation.

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
    Cash and cash equivalents were $242.7 million at September 30, 1999, $308.0 million at June 30, 1999, and $82.9 million at June 30, 1998, with total debt of $91.8 million at September 30, 1999, $35.4 million at June 30, 1999 and $45.8 million at June 30, 1998.

    Working capital was $462.7 million at September 30, 1999, $471.4 million at June 30, 1999 and $288.0 million at June 30, 1998. Excluding the current net assets of discontinued operations at June 30, 1998, working capital was $148.0 million.

    Debt to total capitalization increased to 9% at September 30, 1999 from 4% at June 30, 1999 as a result of an increase in loans payable. Debt to total capitalization decreased to 4% at June 30, 1999 from 8% at June 30, 1998, as a result of a decrease in loans payable. During the first quarter of fiscal 2000, we secured financing of $46 million specifically for the purchase of the Celera Genomic group's Rockville, Maryland facilities. We anticipate the $46 million financing to remain outstanding beyond the current fiscal year.

SIGNIFICANT CHANGES IN THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

    Effective May 28, 1999, we completed the sale of our Analytical Instruments business to EG&G. The aggregate consideration received by our company was $425 million, consisting of $275 million in cash and one-year secured promissory notes in the aggregate principal amount of $150 million which bear interest at a rate of 5% per annum.

    Accounts receivable increased by $78.1 million and the inventory balance increased by $12.7 million from June 30, 1998 to June 30, 1999. On a comparable basis, excluding Tecan from the June 30, 1998 balances, accounts receivable and inventory levels increased by $99.6 million and $22.4 million, respectively, from June 30, 1998 to June 30, 1999, reflecting the growth in net revenues and backlog of the PE Biosystems group.

    Prepaid expenses and other current assets increased to $79.3 million at June 30, 1999 from $62.0 million at June 30, 1998, or $57.2 million excluding Tecan. The increase of $22.1 million, excluding Tecan, was related primarily to growth in non-trade receivables, royalties and prepaid dealer commissions.

    Other long-term assets increased $38.6 million to $288.1 million at September 30, 1999 from $249.5 million at June 30, 1999, primarily as a result of a net increase in value of our minority equity investments. Other long-term assets decreased to $249.5 million at June 30, 1999 from $264.1 million at June 30, 1998. Excluding Tecan from the June 30, 1998 balance, other long-term assets increased $32.8 million. The change was primarily a result of a $9.4 million increase in prepaid pension assets, a net $17.0 million increase in our equity investments, a $15.6 million increase in non-current deferred tax asset, offset by the write-off of $14.5 million of impaired intangible assets associated with the Molecular Informatics business.

    We reduced our total deferred tax asset and related valuation allowance from $115.5 million and $62.8 million at June 30, 1998 to $112.1 million and $37.5 million at June 30, 1999. This resulted in an overall increase to the total deferred tax asset after valuation allowance of $21.9 million. The valuation allowance relates primarily to foreign and domestic tax loss carryforwards, domestic tax credit carryforwards and other domestic deferred tax assets. A portion of the valuation allowance is attributable to tax loss and credit carryforwards and other deferred tax assets which we acquired as part of the purchase of PerSeptive in fiscal 1998. In evaluating our need for a valuation allowance, we considered all available positive and negative evidence, including historical information supplemented by information about future years. We evaluate the need for the valuation allowance periodically for each tax-paying component in each tax jurisdiction. The following factors significantly influenced our conclusion regarding the need for a valuation allowance: (1) the limitation under the Internal Revenue Code on the amount of annual utilization of domestic loss carryforwards and credits of PerSeptive, and
(2) the various expiration dates of the foreign loss carryforwards.

    Accounts payable decreased $27.0 million to $138.1 million at September 30, 1999 from $165.1 million at June 30, 1999. Payments for higher purchases incurred during the fourth quarter of fiscal 1999, which were made to support increased production and operating requirements, contributed to the decrease. Accounts payable increased to $165.1 million at June 30, 1999 from $119.6 million at June 30, 1998. Excluding Tecan from the June 30, 1998 balance, accounts payable increased $50.0 million. The increase resulted primarily from higher purchases to support production and operating requirements of the PE Biosystems group and the rapid progress in establishing the infrastructure of the Celera Genomics group.

    Accrued salaries and wages decreased $15.4 million to $32.1 million at September 30, 1999 from $47.5 million at June 30, 1999 reflecting timing of payments. Accrued salaries and wages increased $17.5 million to $47.5 million at June 30, 1999 from $30.0 million at June 30, 1998. Excluding Tecan from the
June 30, 1998 balance, accrued salaries and wages increased $20.7 million reflecting the timing of payments for both groups and the increased headcount of the Celera Genomics group.

    Accrued taxes on income increased $48.4 million to $128.3 million at June 30, 1999 from $79.9 million at June 30, 1998. Excluding Tecan from the June 30, 1998 balance, accrued taxes on income increased $52.2 million as a result of the tax on the gain from the sale of the Analytical Instruments business in foreign tax jurisdictions.

    Other accrued expenses increased by $55.4 million to $177.9 million at June 30, 1999 from $122.5 million at June 30, 1998. Excluding Tecan from the June 30, 1998 balance, other accrued expenses increased by $61.7 million as a result of higher warranty and installation accruals, reflecting the increase in volume of the PE Biosystems group, an increase in deferred revenues, and higher benefit and certain compensation accruals of both groups.

    At June 30, 1998, $43.8 million of minority interest was recognized in connection with Tecan. During the fourth quarter of fiscal 1999 we divested our interest in Tecan.

CONSOLIDATED STATEMENTS OF CASH FLOWS

    Net cash used by operating activities from continuing operations was $88.8 million for the first three months of fiscal 2000 compared with $22.5 million for the same period in fiscal 1999. For the first three months of fiscal 2000, income related cash flow was more than offset by higher payments to suppliers and payments of certain compensation accruals, as well as higher prepaid expenses and other assets, and accounts receivable.

    Operating activities from continuing operations generated $69.1 million of cash for fiscal 1999 compared with $68.1 million for fiscal 1998 and $73.4 million for fiscal 1997. For fiscal 1999, higher income-related cash flow and increased operating liabilities were only partially offset by cash used for operating assets.

    Net cash used by investing activities from continuing operations was $28.7 million for the first three months of fiscal 2000 compared with $9.5 million for the first three months of fiscal 1999. In the first quarter of fiscal 2000, PE Corporation had capital expenditures of $29.0 million. Capital expenditures were $14.9 million for the PE Biosystems group, which included $2.8 million related to improvement of its information technology infrastructure, and $14.1 million for the Celera Genomics group. Capital expenditures for the Celera Genomics group increased $11.8 million over the prior year due to continued construction of laboratories, facilities, and the data center at the Rockville, Maryland facilities. In the first quarter of fiscal 1999, PE Corporation generated $14.3 million in net cash proceeds from the sale of certain non-operating assets. The fiscal 1999 cash proceeds were more than offset by capital expenditures of $24.3 million, which included
$1.3 million related to improvement of PE Corporation's information technology infrastructure, and $17.5 million for the acquisition of a corporate airplane.

    For fiscal 1999, net cash provided by investing activities from continuing operations was $154.1 million, compared with net cash used of $129.3 million for fiscal 1998. During fiscal 1999, we generated $325.8 million in net cash proceeds from the sale of various assets. Net cash proceeds included $275.0 million from the sale of the Analytical Instruments business, $30.0 million from the sale of Tecan, and $20.8 million from the sale of minority equity investments and certain non-operating assets. The proceeds were partially offset by $176.0 million of capital expenditures. Fiscal 1999 capital expenditures were $92.1 million for the PE Biosystems group, which included $12.9 million as part of the strategic program to improve our information technology infrastructure, $17.5 million for the acquisition of an airplane, and $10.6 million of capital equipment leased to the Celera Genomics group. Capital expenditures for the Celera Genomics group were $94.5 million for fiscal 1999. The capital expenditures included $46.3 million for the purchase of land and buildings in Rockville, Maryland and $22.9 million for improvements thereon. For fiscal 1999, $5.3 million was used for various acquisitions and investments. See Note 2 to PE Corporation's consolidated financial statements included in our 1999 Annual Report to Stockholders.

    For fiscal 1998, net cash used by investing activities from continuing operations was $129.3 million compared with net cash provided by investing activities of $24.7 million for fiscal 1997. During fiscal 1998, the PE Biosystems group generated $19.5 million in net cash proceeds from the sale of assets and $9.7 million from the collection of a note receivable. The proceeds were more than offset by $71.8 million of capital expenditures by our company, which included $33.7 million as part of the strategic program to improve our information technology infrastructure, and $98.0 million for acquisitions and investments, primarily Tecan and Molecular Informatics.

    For fiscal 1997, we generated $99.7 million in net cash proceeds from the sale of our equity interests in Etec Systems, Inc. and Millennium Pharmaceuticals, Inc. and from the sale of certain other non-operating assets. These proceeds were partially offset by $5.0 million used for acquisitions and $58.1 million for capital expenditures that included $9.5 million for information technology infrastructure improvements and $12.1 million for the acquisition of an airplane.

    Net cash used by discontinued operations was $4.6 million for the first three months of fiscal 2000 compared with $17.7 million for the first three months of fiscal 1999. The fiscal 2000 use of $4.6 million was for transaction-related payments and other cash outlays associated with the divestiture of the Analytical Instruments business. PE Corporation expects additional cash outlays over the balance of the fiscal 2000.

    Net cash provided by financing activities was $53.3 million for the first quarter of fiscal 2000 compared with $36.5 million for the prior period. In the first quarter of fiscal 2000, PE Corporation received $10.6 million in proceeds from employee stock option exercises compared with $6.4 million in fiscal 1999. Loans payable increased $51.5 million in the first quarter of fiscal 2000 compared with an increase of $43.8 million for the prior year. The first quarter of fiscal 1999 included a payment of $5.3 million for the retirement of foreign debt.

    Net cash provided by financing activities was $43.6 million for fiscal 1999 compared with net cash used of $37.7 million for fiscal 1998. For fiscal 1999, we received $96.4 million of proceeds from employee stock option plan exercises compared with $33.6 million for fiscal 1998. Fiscal 1999 included $2.2 million for the purchase of shares of common stock for treasury. No shares were repurchased during fiscal 1998. Dividends paid were $34.2 million for fiscal 1999 and $39.1 million for fiscal 1998. Reduction in loans payable and principal payments on long-term debt were $16.4 million for fiscal 1999, compared with $32.2 million for fiscal 1998. The fiscal 1998 principal payment on long-term debt included $24.7 million for the redemption of PerSeptive's 8 1/4 % Convertible Subordinated Notes due 2001.

    During fiscal 1997, we generated $1.8 million from the sale of equity put warrants and $33.6 million of proceeds from employee stock plan exercises. These were offset by stockholder dividends of $29.5 million. Fiscal 1997 included $25.1 million for the purchase of shares of common stock for treasury. Purchases of common stock for treasury were made in support of various stock plans.

    During fiscal 1999, we made cash payments of $8.1 million for obligations related to restructuring plans and other merger costs. Restructuring liabilities remaining at June 30, 1999 were $5.8 million for the fiscal 1998 plan. See
Note 10 to PE Corporation's consolidated financial statements included in our 1999 Annual Report to Stockholders. The funding for the remaining restructuring liabilities will be from current cash balances and funds generated from operating activities.

    We believe our cash and short-term investments, funds generated from operating activities, and available borrowing facilities are sufficient to provide for our anticipated financing needs over the next two years. At June 30, 1999, we had unused credit facilities totaling $339 million.

IMPACT OF INFLATION AND CHANGING PRICES

    Inflation and changing prices are continually monitored. We attempt to minimize the impact of inflation by improving productivity and efficiency through continual review of both manufacturing capacity and operating expense levels. When operating costs and manufacturing costs increase, we attempt to recover such costs by increasing, over time, the selling price of our products and services. We believe the effects of inflation have been appropriately managed and therefore have not had a material impact on our historic operations and resulting financial position.

YEAR 2000

    In fiscal 1997, PE Corporation initiated a worldwide program to assess the expected impact of the Year 2000 date recognition problem on our existing internal computer systems; our non-information technology systems, including embedded and process control systems; our product offerings; and our significant suppliers. The purpose of this program is to ensure the event does not have a material adverse effect on our business operations.

    Regarding PE Corporation's existing internal computer systems, the program involves a mix of purchasing new systems and modifying existing systems, with the emphasis on replacement of applications developed in-house. Replacement projects are currently underway, and are anticipated to be substantially completed for all business-critical systems worldwide by December 31, 1999. The program includes replacement of applications that, for reasons other than Year 2000 noncompliance, had been previously selected for replacement. The replacement projects, which began in fiscal 1997, are expected to offer improved functionality and commonality over current systems, while at the same time addressing the Year 2000 problem.

    With respect to PE Corporation's current product offerings, the program involves performing an inventory of current products, assessing their compliance status, and constructing a remediation plan where appropriate. Significant progress has been made in each of these three phases and PE Corporation expects its current product offerings to be Year 2000 compliant by December 31, 1999. A substantial portion of the PE Biosystems group's current product offerings is Year 2000 compliant. All of Celera Genomics group's current product offerings are Year 2000 compliant.

    The program also addresses the Year 2000 compliance efforts of PE Corporation's significant suppliers, vendors, and third-party interface systems. As part of this analysis, PE Corporation identified and prioritized these suppliers, vendors, and third parties and has sought written assurances from them that they will be Year 2000 compliant. The vast majority of PE Corporation's third-party suppliers and vendors have met the standards of the program; however, PE Corporation is aggressively pursuing the few remaining companies that have compliance end dates in the last calendar quarter of 1999. There can be no assurance that the systems of other companies with which PE Corporation deals, or on which PE Corporation's systems rely will be timely converted, or that any such failure to convert by another company could not have a material adverse effect on PE Corporation. PE Corporation has not fully determined the extent to which PE Corporation's interface systems may be impacted by third parties' systems, which may not be Year 2000 compliant but is addressing this issue in our contingency plans noted below.

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
    As of November 15, 1999, PE Corporation was over 95% complete in accomplishing the objectives established in its program. Remediation of all business-critical applications has been completed. PE Corporation's preliminary estimate of the total cost for this multi-year program covering 3-4 years is approximately $150 million. This includes amounts previously budgeted for information technology infrastructure improvements and estimates of remediation costs on components not yet fully assessed. Incremental spending has not been and is not expected to be material because most Year 2000 compliance costs have been met with amounts that are normally budgeted for procurement and maintenance of PE Corporation's information systems, production and facilities equipment. The redirection of spending to implement Year 2000 compliance plans has in some instances delayed productivity improvements.

    PE Corporation has also engaged a consulting firm to provide periodic assessments of PE Corporation's Year 2000 project plans and progress. Because of the importance of addressing the Year 2000 problem, PE Corporation has created a Year 2000 business continuity planning team which has developed, and will continue to develop, business contingency plans to address issues that may not be corrected by implementation of PE Corporation's Year 2000 compliance plan in a timely manner. Contingency plans include identification of systems and third party risks, an analysis of strategies and available resources to restore operations, and a recovery program that identifies participants, processes, and significant equipment. If PE Corporation is not successful in implementing its Year 2000 compliance plan, or there are delays in and/or increased costs associated with implementing such changes, the Year 2000 problem could have a materially adverse effect on PE Corporation's consolidated results of operations and financial condition.

    At this stage of the process, PE Corporation believes that it is difficult to specifically identify the cause of the most reasonable worst case Year 2000 scenario. A reasonable worst case Year 2000 scenario would be the failure of significant suppliers and vendors to have corrected their own Year 2000 issues which could cause disruption of PE Corporation's operations and have a material adverse effect on PE Corporation's financial condition. The impact of such disruption cannot be estimated at this time. In the event PE Corporation believes that any of its significant suppliers or vendors are unlikely to be able to resolve their own Year 2000 issues, PE Corporation's contingency plan would include seeking additional sources of supply.

EURO CONVERSION

    A single currency called the euro was introduced in Europe on January 1, 1999. Eleven of the fifteen member countries of the European Union agreed to adopt the euro as their common legal currency on that date. Fixed conversion rates between these participating countries' existing currencies (the "legacy currencies") and the euro were established as of that date. The legacy currencies are scheduled to remain legal tender as denominations of the euro until at least January 1, 2002, but not later than July 1, 2002. During this transition period, parties may settle transactions using either the euro or a participating country's legal currency.

    PE Corporation is currently evaluating the impact the euro conversion may have on its computer and financial systems, business processes, market risk, and price competition. PE Corporation does not expect this conversion to have a material impact on its results of operations, financial position, or cash flows.

RECENTLY ISSUED ACCOUNTING STANDARDS

    In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." The provisions of the statement require the recognition of all derivatives as either assets or liabilities in the statement of financial position and the measurement of those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. We are required to implement the statement in the first quarter of fiscal 2001. We are currently analyzing the statement to determine the impact, if any, on the consolidated financial statements.

    We continue to apply APB No. 25 in accounting for our stock-based compensation plans. Accordingly, no compensation expense has been recognized for these plans, as all options have been issued at fair value. The effect of accounting for such plans at fair value, under SFAS No. 123, "Accounting for Stock Based Compensation," would be to decrease fiscal 1999 income from continuing operations by $23.1 million. The effect of accounting for such plans at fair value would be to decrease the PE Biosystems group's fiscal 1999 income from continuing operations by $.20 per diluted share, and to increase the Celera Genomics group's fiscal 1999 net loss by $.10 per diluted share. The method used to determine the fair value is the Black-Scholes option pricing model. Accordingly, changes in dividend yield, volatility, interest risks and option life could have a material effect on the fair value. See Note 8 to the consolidated financial statements included in our 1999 Annual Report to Stockholders for a more detailed discussion regarding the accounting for stock-based compensation at fair value.

OUTLOOK

    The PE Biosystems group expects to continue to grow and maintain profitability for fiscal 2000 on the strength of robust demand and several new products. Fiscal 2000 will focus on growing product lines across a broad array of base technologies and exploring the needs of evolving markets. Orders were particularly strong for market-leading products for gene expression and SNP (single nucleotide polymorphism) analysis from the group's sequence detection systems. Compared with the first quarter of fiscal 1999, orders for these products grew more than 100 percent. The group continued to receive strong order growth for its mass spectrometry products, genetic analysis systems, and products used in standardized testing, such as forensics, that are driven by molecular biology-based reagents. The PE Biosystems group also reported very strong growth in its Japanese business, in part from increases in government funding for genomic research projects. At September 30, 1999, backlog increased slightly as compared to June 30, 1999.

    We remain concerned about adverse currency effects because approximately 50% of the PE Biosystems group's revenues were derived from regions outside the United States for fiscal 1999.

    The Celera Genomics group expects to see an expansion in the customer base for the new genomic information and database products, with corresponding increases in revenues throughout fiscal 2000. Additionally, the group expects to benefit from a three-year gene discovery agreement with Rhone-Poulenc Rorer
(RPR) to identify therapeutic targets for a variety of human diseases by applying its GeneTag proprietary technology to RPR's disease model systems. Despite the potential for increased revenues in fiscal 2000, the Celera Genomics group expects that it will continue to incur significant operating losses for such year.

    Operating expenses will continue to increase in the second quarter, as the Celera Genomics group targets an increase in its headcount to more than 450 people. Also, over the balance of the fiscal year, the Celera Genomics group plans to bring its sequencing operations up to full capacity and install additional hardware and software designed to accelerate product development and support its information delivery systems.

    The Celera Genomics group recently achieved significant milestones by completing the sequencing phase in deciphering the genome of DROSOPHILA MELANOGASTER, the fruit fly, and beginning the sequencing phase of the human genome. In October 1999 Celera Genomics announced that it had sequenced and delivered to its subscribers approximately 1.2 billion base pairs, letters of genetic code, of human DNA. The Celera Genomics group has filed provisional patent applications disclosing more than 10,000 pieces of unique genetic data that could be used in developing novel medicines to combat or prevent the formation of human diseases. The Celera Genomics group will perform further research and investigation to provide additional sequence information and function to a subset of these discoveries in order to develop a patent portfolio and collaborative relationships covering the commercially important portions of the initial discoveries.

    PE Corporation believes the Celera Genomics group has adequate funding to meet its working capital requirements through 2001.

                          DESCRIPTION OF CAPITAL STOCK

    The following is a description of the terms of the capital stock of PE Corporation. This description does not purport to be complete and is qualified in its entirety by reference to PE Corporation's Certificate of Incorporation which has been incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

GENERAL

    Our certificate of incorporation authorizes us to issue 735,000,000 shares of stock as follows: 500,000,000 shares of a class of common stock, designated as PE Corporation--PE Biosystems group common stock, 225,000,000 shares of a class of common stock, designated as PE Corporation--Celera Genomics group common stock, and 10,000,000 shares of preferred stock. Shares of each class of stock have a par value of $.01 per share. We will be able to issue shares of preferred stock in series, without stockholder approval. Of the 10,000,000 authorized shares of preferred stock, our board of directors has designated a total of 80,000 shares of two series of participating junior preferred stock for use in connection with our stockholder rights plan. See "--Rights Agreement."

    As of       , 2000, there were no shares of preferred stock,       shares of
Celera Genomics Stock and             shares of PE Biosystems stock issued and
outstanding. PE Corporation has announced a two-for-one stock split of both Celera Genomics stock and PE Biosystems stock which is to be effected on February 18, 2000 in the form of a 100% stock dividend paid to the Celera Genomics stockholders and PE Biosystems stockholders, respectively, of record on February 4, 2000.

CELERA GENOMICS GROUP STOCK

    DIVIDENDS

    Dividends on the Celera Genomics stock will be limited to an amount not greater than the Available Dividend Amount for the Celera Genomics group. The Available Dividend Amount for the Celera Genomics group is intended to be similar to the amount that would be legally available for the payment of dividends on the Celera Genomics stock if the group were a separate company. In calculating the Available Dividend Amount for the Celera Genomics group, the amount of net income or loss of PE Corporation that is attributed to the Celera Genomics group in accordance with generally accepted accounting principles will be reduced by any unused federal tax benefits in excess of $75 million generated by the Celera Genomics group from July 1, 1998. See "Management and Allocation Policies--Taxes" and Note 1 to the Celera Genomics group combined financial statements included in this prospectus.

    Delaware law limits the amount of distributions on our capital stock to our legally available funds, which are determined on the basis of our entire company, and not only the respective groups. As a result, the amount of legally available funds will reflect the amount of any net losses of each group, any distributions on Celera Genomics stock, PE Biosystems stock or any preferred stock and any repurchases of Celera Genomics stock, PE Biosystems stock or certain preferred stock. Dividend payments on the Celera Genomics stock could be precluded because legally available funds of PE Corporation are not available under Delaware law, even though the Available Dividend Amount test for the Celera Genomics group was met. We can not assure you that there will be an Available Dividend Amount for the Celera Genomics group or, if met, that PE Corporation will have available funds to pay such a dividend.

    Subject to the prior payment of dividends on any outstanding shares of preferred stock and the limitations described above, our board of directors will be able, in its sole discretion, to declare and pay dividends exclusively on the PE Biosystems stock, exclusively on the Celera Genomics stock or on both, in equal or unequal amounts. In making its dividend decisions, our board of directors will not be required to take into account the relative available dividend amounts for the two groups, the amount of prior dividends declared on either class, the respective voting or liquidation rights of either class or any other factor.

    CONVERSION AND REDEMPTION

    MANDATORY DIVIDEND, REDEMPTION OR CONVERSION OF COMMON STOCK IF DISPOSITION OF CELERA GENOMICS GROUP ASSETS OCCURS. If we sell, transfer, assign or otherwise dispose of, in one transaction or a series of related transactions, all or substantially all of the properties and assets attributed to Celera Genomics group (a "disposition"), we are required, except as described below, to:

    - pay a dividend in cash and/or securities or other property to the holders of shares of Celera Genomics stock having a fair value equal to the net proceeds of the disposition;

    - if the disposition involves all, but not merely substantially all, of such properties and assets, redeem all outstanding shares of Celera Genomics stock in exchange for cash and/or securities or other property having a fair value equal to the net proceeds of the disposition;

    - if the disposition involves substantially all, but not all, of such properties and assets, redeem that number of whole shares of Celera Genomics stock as have in the aggregate an average market value, during the period of ten consecutive trading days beginning on the 26th trading day immediately succeeding the consummation date, closest to the net proceeds of the disposition; and the redemption price will be cash and/or securities or other property having a fair value equal to such net proceeds; or

    - convert each outstanding share of Celera Genomics stock into a number of shares of PE Biosystems stock equal to 110% of the ratio of the average market value of one share of Celera Genomics stock to the average market value of one share of PE Biosystems stock during the 10-trading day period beginning on the 26th trading day following the disposition date.

    We may only pay a dividend or redeem shares of Celera Genomics stock as set forth above if we have legally available funds under Delaware law and the amount to be paid to holders is less than or equal to the available dividend amount for the Celera Genomics group. We are required to pay such dividend or complete such redemption or conversion on or prior to the 95th trading day following the disposition.

    For purposes of determining whether a disposition has occurred, "substantially all of the properties and assets" attributed to the Celera Genomics group means a portion of such properties and assets:

    - that represents at least 80% of the then fair value of the properties and assets attributed to the Celera Genomics group; or

    - from which were derived at least 80% of the aggregate revenues of the Celera Genomics group for the immediately preceding twelve fiscal quarterly periods.

    The "net proceeds" of a disposition means an amount equal to what remains of the gross proceeds of the disposition after any payment of, or reasonable provision is made as determined by our board of directors for:

    - any taxes payable by us, or which would have been payable but for the utilization of tax benefits attributable to the PE Biosystems group, in respect of the disposition or in respect of any resulting dividend or redemption;

    - any transaction costs, including, without limitation, any legal, investment banking and accounting fees and expenses; and

    - any liabilities of or attributed to the Celera Genomics group, including, without limitation, any liabilities for deferred taxes, any indemnity or guarantee obligations incurred in connection with the disposition or otherwise, any liabilities for future purchase price adjustments and any preferential amounts plus any accumulated and unpaid dividends in respect of the preferred stock attributed to the Celera Genomics group.

    We may elect to pay the dividend or redemption price in connection with a disposition either in the same form as the proceeds of the disposition were received or in any other combination of cash, securities or other property that our board of directors or, in the case of securities that have not been publicly traded for a period of at least 15 months, an independent investment banking firm, determines will have an aggregate market value of not less than the fair value of the net proceeds.

    THE FOLLOWING ILLUSTRATION DEMONSTRATES THE PROVISIONS REQUIRING A MANDATORY DIVIDEND, REDEMPTION OR CONVERSION IF A DISPOSITION OCCURS. If:

    - 50 million shares of Celera Genomics stock and 200 million shares of PE Biosystems stock were outstanding,

    - the net proceeds of the disposition of substantially all, but not all, of the assets of the Celera Genomics group equals $500 million, and

    - the average market values of the Celera Genomics stock and the PE Biosystems stock during the 10-trading day valuation period were $100 and $75 per share, respectively,

then we could do any of the following:

(1) pay a dividend to the holders of shares of Celera Genomics stock equal to:

                                     =
        net proceeds
 -------------------------
number of outstanding shares
  of Celera Genomics stock

                                     =  $10 per share
        $500 million
 -------------------------
     50 million shares

(2) redeem for $100 per share a number of shares of Celera Genomics stock equal to:

                                     =
        net proceeds
 -------------------------
    average market value
  of Celera Genomics stock

                                     =  5,000,000 shares
        $500 million
 -------------------------
       $100 per share

(3) convert each outstanding share of Celera Genomics stock into a number of shares of PE Biosystems stock equal to:

1.1 x           average market value           =
              of Celera Genomics stock
             -------------------------
                average market value
               of PE Biosystems stock

1.1 x              $100 per share              =    1.46667 shares
             -------------------------
                   $75 per share

    EXCEPTIONS TO THE DIVIDEND, REDEMPTION OR CONVERSION REQUIREMENT IF A DISPOSITION OCCURS. We are not required to take any of the above actions for any disposition of all or substantially all of the properties and assets attributed to the Celera Genomics group in a transaction or series of related transactions that results in our receiving for such properties and assets primarily equity securities of any entity which:

    - acquires such properties or assets or succeeds to the business conducted with such properties or assets or controls such acquirer or successor; and

    - is primarily engaged or proposes to engage primarily in one or more businesses similar or complementary to the businesses conducted by the Celera Genomics group prior to the disposition, as determined by our board of directors.

The purpose of this exception is to enable us technically to "dispose" of properties or assets of the Celera Genomics group to other entities engaged or proposing to engage in businesses similar or complementary to those of the Celera Genomics group without requiring a dividend on, or a conversion or redemption of, the Celera Genomics stock, so long as we hold an equity interest in that entity. A joint venture in which we own a direct or indirect equity interest is an example of such an acquirer. We are not required to control that entity, whether by ownership or contract provisions.

    We are also not required to effect a dividend, redemption or conversion if the disposition is:

    - of all or substantially all of our properties and assets in one transaction or a series of related transactions in connection with our dissolution, liquidation or winding up and the distribution of our assets to stockholders;

    - on a pro rata basis, such as in a spin-off, to the holders of all outstanding shares of the Celera Genomics stock; or

    - made to any person or entity controlled by us, as determined by our board of directors.

    NOTICES IF DISPOSITION OF CELERA GENOMICS GROUP OR PE BIOSYSTEMS GROUP ASSETS OCCURS. Not later than the 20th trading day after the consummation of a disposition, we will announce publicly by press release:

    - the estimated net proceeds of the disposition;

    - the number of shares outstanding of Celera Genomics stock; and

    - the number of shares of Celera Genomics stock into or for which convertible securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price thereof.

    Not earlier than the 36th trading day and not later than the 40th trading day after the consummation of the disposition, we will announce publicly by press release whether we will pay a dividend or redeem shares of common stock with the net proceeds of the disposition or convert the shares of Celera Genomics stock into PE Biosystems stock.

    We are required to cause to be mailed to each holder of shares of Celera Genomics stock the additional notices and other information required by our certificate of incorporation.

    CONVERSION OF CELERA GENOMICS STOCK AT OUR OPTION AT ANY TIME. Our board of directors may at any time convert each share of Celera Genomics stock into a number of shares of PE Biosystems stock equal to 110% of the ratio of the average market values of the Celera Genomics stock to the PE Biosystems stock over a 20-trading day period. We will calculate the ratio as of the fifth trading day prior to the date we mail the conversion notice to holders.

    However, if a Tax Event occurs at any time, a factor of 100% rather than 110% will be applied to the ratio of the average market values. This means that the holders of Celera Genomics stock will not receive any premium in such conversion.

    "Tax Event" means the receipt by PE Corporation of an opinion of its tax counsel that, as a result of:

    - any amendment to, or change in, the laws or regulations interpreting such laws of the United States or any political subdivision or taxing authority, including any announced proposed change by an applicable legislative committee or its chair in such laws or by an administrative agency in such regulations, or

    - any official or administrative pronouncement, action or judicial decision interpreting or applying such laws or regulations,

it is more likely than not that for United States federal income tax purposes:

    - PE Corporation or our stockholders are, or, at any time in the future, will be subject to tax upon the issuance of shares of either Celera Genomics stock or PE Biosystems stock, or

    - either Celera Genomics stock or PE Biosystems stock is not or, at any time in the future, will not be treated solely as stock of PE Corporation.

For purposes of rendering such an opinion, tax counsel will assume that any legislative or administrative proposals will be adopted or enacted as proposed.

    These provisions allow us the flexibility to recapitalize the two classes of common stock into one class of common stock that would, after such recapitalization, represent an equity interest in all of our businesses. The optional conversion or redemption could be exercised at any future time if our board of directors determines that, under the facts and circumstances then existing, an equity structure consisting of two classes of common stock was no longer in the best interests of all of our stockholders. Such exchange could be exercised, however, at a time that is disadvantageous to the holders of one of the classes of common stock. See "Risk Factors--Stockholders may not have any remedies for breach of fiduciary duties if any action by directors and officers has a disadvantageous effect on either class of common stock" and "--Numerous potential conflicts of interest exist between the classes of common stock which may be difficult to resolve by our board or which may be resolved adversely to one of the classes."

    Many factors could affect the market values of the Celera Genomics stock or the PE Biosystems stock, including our results of operations and those of each of the groups, trading volume and general economic and market conditions. Market values could also be affected by decisions by our board of directors or our management that investors perceive to affect differently one class of common stock compared to the other. These decisions could include changes to our management and allocation policies, transfers of assets between groups, allocations of corporate opportunities and financing resources between the groups and changes in dividend policies.

    THE FOLLOWING ILLUSTRATION DEMONSTRATES THE CALCULATION OF THE NUMBER OF SHARES ISSUABLE UPON CONVERSION OF CELERA GENOMICS STOCK INTO SHARES OF PE BIOSYSTEMS STOCK AT OUR OPTION. If:

    - a Tax Event has not occurred,

    - 50 million shares of Celera Genomics stock and 200 million shares of PE Biosystems stock were outstanding immediately prior to a conversion, and

    - the average market value of one share of the Celera Genomics stock and of one share of PE Biosystems stock over the 20-trading day valuation period was $100 and $75, respectively,

then each share of Celera Genomics stock could be converted into 1.46667 shares of PE Biosystems stock based on the following calculation:

1.1 x       $100         =  1.46667 shares
            ----
            $75

    REDEMPTION IN EXCHANGE FOR STOCK OF SUBSIDIARY. Our board of directors may redeem on a pro rata basis all of the outstanding shares of Celera Genomics stock for shares of the common stock of one or more of our wholly-owned subsidiaries which own all of the assets and liabilities attributed to the Celera Genomics group. We may redeem shares of common stock for subsidiary stock only if we have legally available funds under Delaware law.

    These provisions are intended to give us increased flexibility with respect to spinning-off the assets of the Celera Genomics group by transferring the assets of that group to one or more wholly-owned subsidiaries and redeeming the shares of Celera Genomics stock in exchange for stock of such subsidiary or subsidiaries. As a result of any such redemption, or a redemption of the PE Biosystems stock under a similar provision for that stock, holders of each class of common stock would hold securities of separate legal entities operating in distinct lines of business. Such a redemption could be authorized by our board of directors at any time in the future if it determines that, under the facts and circumstances then existing, an equity structure comprised of the Celera Genomics stock and the PE Biosystems stock is no longer in the best interests of all of our stockholders as a whole.

    SELECTION OF SHARES FOR REDEMPTION. If less than all of the outstanding shares of Celera Genomics stock are to be redeemed, we will redeem such shares proportionately from among the holders of outstanding shares of Celera Genomics stock or by such method as may be determined by our board of directors to be equitable.

    FRACTIONAL INTERESTS; TRANSFER TAXES. We will not be required to issue fractional shares of any capital stock or any fractional securities to any holder of Celera Genomics stock upon any conversion, redemption, dividend or other distribution described above. If a fraction is not issued to a holder, we will pay cash instead of such fraction.

    We will pay all documentary, stamp or similar issue or transfer taxes that may be payable in respect of the issue or delivery of any shares of capital stock and/or other securities on conversion or redemption of shares.

    VOTING RIGHTS

    The entire voting power of our stockholders will be vested in the holders of common stock, who will be entitled to vote on any matter on which our stockholders are entitled to vote, except as otherwise required by our board of directors or provided by law or stock exchange rules, by the terms of any outstanding preferred stock or by any provision our new certificate of incorporation restricting the power to vote on a specified matter to other stockholders.

    Holders of Celera Genomics stock and PE Biosystems stock will vote as a single class on each matter on which holders of common stock are generally entitled to vote.

    On all matters as to which both Celera Genomics stock and PE Biosystems stock will vote together as a single class, each share of Celera Genomics stock will have a number of votes equal to the quotient of the average market value of a share of Celera Genomics stock over the 20-trading day period ending on the 10th trading day prior to the record date for determining the holders of common stock entitled to vote, divided by the average market value of a share of PE Biosystems stock over the same period, while each share of PE Biosystems stock will have one vote.

    Accordingly, the relative per share voting rights of the PE Biosystems stock and the Celera Genomics stock will fluctuate depending on changes in the relative market values of shares of such classes of common stock.

    The PE Biosystems stock currently has a substantial majority of the voting power because the aggregate market value of the outstanding shares of PE Biosystems stock is substantially greater than the aggregate market value of the outstanding shares of Celera Genomics stock.

    We will set forth the number of outstanding shares of PE Biosystems stock and Celera Genomics stock in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q filed under the Securities Exchange Act of 1934. We will disclose in any proxy statement for a stockholders' meeting the number of outstanding shares and per share voting rights of the Celera Genomics stock.

    If shares of only Celera Genomics stock are outstanding, each share will have one vote. If Celera Genomics stock is entitled to vote as a separate class with respect to any matter, each share will, for purpose of such vote, have one vote on such matter.

    Fluctuations in the relative voting rights of the Celera Genomics stock and the PE Biosystems stock could influence an investor interested in acquiring and maintaining a fixed percentage of the voting power of our stock to acquire such percentage of both classes of common stock, and would limit the ability of investors in one class to acquire for the same consideration relatively more or less votes per share than investors in the other class.

    The holders of Celera Genomics stock and PE Biosystems stock will not have any rights to vote separately as a class on any matter coming before our stockholders, except for certain limited class voting rights provided under Delaware law. In addition to the approval of the holders of a majority of the voting power of all shares of common stock voting together as a single class, the approval of a majority of the outstanding shares of the Celera Genomics stock or the PE Biosystems stock, voting as a separate class, would be required under Delaware law to approve any amendment to our certificate of incorporation that would change the par value of the shares of the class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. As permitted by Delaware law, our certificate of incorporation provides that an amendment to our certificate of incorporation that increases or decreases the number of authorized shares of Celera Genomics stock or PE Biosystems stock will only require the approval of the holders of a majority of the voting power of all shares of common stock, voting together as a single class, and will not require the approval of the holders of the class of common stock affected by such amendment, voting as a separate class.

    THE FOLLOWING ILLUSTRATION DEMONSTRATES THE CALCULATION OF THE NUMBER OF VOTES EACH SHARE OF CELERA GENOMICS STOCK WOULD BE ENTITLED ON ALL MATTERS ON WHICH HOLDERS OF CELERA GENOMICS STOCK AND PE BIOSYSTEMS STOCK VOTE AS A SINGLE CLASS. If the average market value for the 20-trading day valuation period was $100 for the Celera Genomics stock and $75 for the PE Biosystems stock, each share of PE Biosystems stock would have one vote and each share of Celera Genomics stock would have 1.333 votes based on the following calculation:

       $100         =  1.333 votes
       ----
       $75

Assuming 200 million shares of PE Biosystems stock and 50 million shares of Celera Genomics stock were outstanding, the shares of PE Biosystems stock would represent approximately 75% of our total voting power and the shares of Celera Genomics stock would represent approximately 25% of our total voting power.

    LIQUIDATION

    Under our certificate of incorporation, in the event of our dissolution, liquidation or winding up, after payment or provision for payment of the debts and other liabilities and full preferential amounts to which holders of any preferred stock are entitled, regardless of the group to which such shares of preferred stock were attributed, the holders of Celera Genomics stock and PE Biosystems stock will be entitled to receive our assets remaining for distribution to holders of common stock on a per share basis in proportion to the liquidation units per share of such class. After giving effect to the two-for-one stock splits on Celera Genomics stock and PE Biosystems stock declared on January 20, 2000, each share of Celera Genomics stock will have .0725 liquidation units and each share of PE Biosystems stock will have 0.25 liquidation units.

    The number of liquidation units to which each share of Celera Genomics stock is entitled will not be changed without the approval of holders of the class of common stock adversely affected except as described below. As a result, the liquidation rights of the holders of the respective classes of common stock may not bear any relationship to the relative market values or the relative voting rights of the two classes.

    No holder of PE Biosystems stock will have any special right to receive specific assets of the PE Biosystems group and no holder of Celera Genomics stock will have any special right to receive specific assets of the Celera Genomics group in the case of our dissolution, liquidation or winding up.

    Neither a merger nor consolidation of PE Corporation into or with any other corporation, nor any sale, transfer or lease of all or any part of our assets, will, alone, be deemed a liquidation or winding up of PE Corporation, or cause the dissolution of PE Corporation, for purposes of these liquidation provisions.

    DETERMINATIONS BY THE BOARD OF DIRECTORS

    Any determinations made in good faith by our board of directors under any provision described under "Description Capital Stock," and any determinations with respect to any group or the rights of holders of shares of Celera Genomics stock or PE Biosystems stock, will be final and binding on all of our stockholders, subject to the rights of stockholders under applicable Delaware law and under the federal securities laws.

    PREEMPTIVE RIGHTS

    The holders of the Celera Genomics stock will not have any preemptive rights or any rights to convert their shares into any other securities of PE Corporation.

CELERA GENOMICS DESIGNATED SHARES

    The PE Biosystems group may hold in the future an equity interest in the Celera Genomics group in the form of "Celera Genomics Designated Shares" as a result of future contributions of cash or property to the Celera Genomics group described below. Our board of directors could create Celera Genomics Designated Shares if it determines that (1) the Celera Genomics group requires additional equity capital to finance its business and (2) the PE Biosystems group should supply that capital.

    Celera Genomics Designated Shares are authorized shares of Celera Genomics stock that are not issued and outstanding, but which our board of directors, pursuant to the management and allocation policies, may from time to time issue without allocating the proceeds or other benefits of such issuance to the Celera Genomics group. The Celera Genomics Designated Shares are not eligible to receive dividends and can not be voted.

    The number of Celera Genomics Designated Shares are currently zero but from time to time will be:

    - increased by a number equal to the quotient obtained by dividing (1) the fair value of all cash or other property that PE Biosystems group contributes to the Celera Genomics group by (2) the average market value of Celera Genomics stock over the 20-trading day period immediately prior to the date of contribution;

    - decreased by a number equal to the quotient obtained by dividing (1) the fair value of all cash or other property that Celera Genomics group transfers to the PE Biosystems group to reduce the number of Celera Genomics Designated Shares by (2) the average market value of Celera Genomics stock over the 20-trading day period immediately prior to the date of transfer;

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    - decreased by the number of newly issued shares of Celera Genomics stock, the proceeds of which have been allocated to the PE Biosystems group, or issued as a dividend or distribution or by reclassification, exchange or otherwise to holders of PE Biosystems stock; and

    - adjusted as appropriate to reflect subdivisions and combinations of the Celera Genomics stock and dividends or distributions of shares of Celera Genomics stock to holders of Celera Genomics stock and other reclassifications of Celera Genomics stock.

PE BIOSYSTEMS STOCK

DIVIDENDS

    The holders of shares of PE Biosystems stock shall be paid dividends in a manner similar to that described above under "Celera Group Stock--Dividends."

CONVERSION AND REDEMPTION

    The holders of shares of PE Biosystems stock shall have conversion and redemption rights similar to those described above under "Celera Group Stock--Conversion and Redemption," except as noted below.

    REDEMPTION FOR STOCK OF A SUBSIDIARY. As discussed above, our board of directors may redeem on a pro rata basis all of the outstanding shares of PE Biosystems Stock or Celera Genomics stock for shares of common stock of one or more of our wholly-owned subsidiaries which own all of the assets or liabilities attributed to the relevant group. If at the time of any such redemption of PE Biosystems stock, the PE Biosystems group is entitled to Celera Genomics Designated Shares, we will also issue an equal number of shares of Celera Genomics stock either to (1) the holders of PE Biosystems stock or (2) one or more of those PE Biosystems group subsidiaries.

VOTING RIGHTS

    The holders of shares of PE Biosystems stock have the voting rights described above under the caption "Celera Genomics Stock--Voting Rights," except that each share of PE Biosystems stock will have one vote on all matters as to which both classes of common stock vote together as a simple class.

LIQUIDATION

    In the event of our liquidation, dissolution or termination, the holders of shares of PE Biosystems stock are entitled to receive funds in the amounts described above under "Celera Genomics Stock--Liquidation," except that each share of PE Biosystems stock will have 0.25 liquidation unit.

RIGHTS AGREEMENT

    We have issued participating preferred stock purchase rights (the "existing rights") to all holders of Celera Genomics stock under our rights agreement dated as of April 28, 1999 with our rights agent, BankBoston, N.A. Each existing right entitles the holder to purchase shares of participating junior preferred stock as follows:

    - one right for each share of PE Biosystems stock (a "PE Biosystems Right"), which will allow holders to purchase shares of a newly designated
      Series A participating junior preferred stock of PE Corporation if a "distribution date" occurs; and

    - one right for each share of Celera Genomics stock (a "Celera Genomics Right"), which will allow holders to purchase shares of a newly designated Series B participating junior preferred stock of PE Corporation if a "distribution date" occurs.

We refer to the PE Biosystems Rights and the Celera Genomics Rights as the "Rights."

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    A "distribution date" will occur upon the earlier of:

    - the tenth day after a public announcement that a person or group of affiliated or associated persons other than us or our employee benefit plans (an "acquiring person") has acquired beneficial ownership of
      (1) 15% or more of the shares of PE Biosystems stock then outstanding or
      (2) 15% or more of the shares of Celera Genomics stock then outstanding;
      or

    - the tenth business day or a later day determined by our board of directors following the commencement of a tender or exchange offer that would result in such person or group beneficially owning such number of shares.

Until the distribution date, the Rights will be transferred only with the common stock.

    Following the distribution date, holders of Rights will be entitled to purchase from PE Corporation:

    - in the case of a PE Biosystems Right, one one-thousandth of a share of Series A participating junior preferred stock at a purchase price of $425, subject to adjustment (the "Series A Purchase Price"); and

    - in the case of a Celera Genomics Right, one one-thousandth of a share of Series B participating junior preferred stock at a purchase price of $125, subject to adjustment (the "Series B Purchase Price").

    If any person or group becomes an acquiring person:

    - a PE Biosystems Right will entitle its holder to purchase, at the Series A Purchase Price, a number of shares of PE Biosystems stock with a market value equal to twice the Series A Purchase Price; and

    - a Celera Genomics Right will entitle its holder to purchase, at the Series B Purchase Price, a number of shares of Celera Genomics stock with a market value equal to twice the Series B Purchase Price.

    In certain circumstances after the Rights have been triggered, we may exchange the Rights, other than Rights owned by an acquiring person, at an exchange ratio of one share of PE Biosystems stock per PE Biosystems Right and one share of Celera Genomics stock per Celera Genomics Right.

    If, following the time a person becomes an acquiring person:

    - PE Corporation is acquired in a merger or other business combination transaction and PE Corporation is not the surviving Corporation;

    - any person consolidates or merges with PE Corporation and all or part of the common stock is converted or exchanged for securities, cash or property of any other person; or

    - 50% or more of PE Corporation's assets or earnings power is sold or transferred,

each PE Biosystems Right and each Celera Genomics Right will entitle its holder to purchase, for the Series A Purchase Price or Series B Purchase Price, a number of shares of common stock of the surviving entity in any such merger, consolidation or other business combination or the purchaser in any such sale or transfer with a market value equal to twice the Series A Purchase Price or Series B Purchase Price.

    The Rights will expire on April 28, 2009 unless we extend or terminate them as described below.

    At any time until a person becomes an acquiring person, our board of directors may redeem all of the Rights at a price of $.01 per Right. On the redemption date, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive this price.

    A holder of a Right will not have any rights as a stockholder of PE Corporation, including the right to vote or to receive dividends, until a Right is exercised.

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    At any time prior to the time that any person becomes an acquiring person, we may, without the approval of any holders of Rights, supplement or amend any provision of the new rights agreement in any manner, whether or not such supplement or amendment is adverse to any holders of the Rights. From and after the time a person becomes an acquiring person, we may, without the approval of any holders of Rights, supplement or amend the rights agreement:

    - to cure any ambiguity,

    - to correct or supplement any provision that may be defective or inconsistent, or

    - in any manner that we may deem necessary or desirable and which does not adversely affect the interests of the holders of Rights, other than an acquiring person.

    Our rights agreement contains provisions designed to prevent the inadvertent triggering of the Rights. For example, it gives a person who has inadvertently acquired 15% or more of the outstanding shares of a class of common stock and does not have any intention of changing or influencing the control of PE Corporation the opportunity to sell a sufficient number of shares so that such acquisition would not trigger the Rights. In addition, the Rights will not be triggered and a divestiture of shares will not be required by our repurchase of shares of common stock outstanding which could raise the proportion of shares held by a person to over the applicable 15% threshold. However, any person who exceeds such threshold as a result of our stock repurchases will trigger the Rights if such person subsequently acquires any additional shares of common stock.

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                       MANAGEMENT AND ALLOCATION POLICIES

    Because the Celera Genomics group and the PE Biosystems group are each part of a single company, PE Corporation has also carefully considered a number of other issues with respect to the financing of the Celera Genomics group and the PE Biosystems group, including competition between groups, inter-group business transactions, access to technology and know-how and corporate opportunities and the allocation of debt, corporate overhead, interest, taxes and other charges between the Celera Genomics group and the PE Biosystems group. Our board of directors and management have established policies to separate the business and operations of the Celera Genomics group from those of the PE Biosystems group and to operate each group on a stand-alone basis. The financial statements of the Celera Genomics group reflect the application of these management and allocation policies adopted by the board of directors. These policies, which are summarized below, establish guidelines to allocate costs and charges between the two groups on an objective basis and, except as described below, help ensure that transactions between the Celera Genomics group and the PE Biosystems group are made on terms that approximate the terms that could be obtained from unaffiliated third parties.

    Our board of directors may modify or rescind these policies, or may adopt additional policies, in its sole discretion, although it has no present plans to do so. A board of directors' decision to modify or rescind such policies, or adopt additional policies could have different effects upon holders of Celera Genomics stock and holders of PE Biosystems stock or could result in a benefit or detriment to one class of stockholders compared to the other class. Our board of directors would make any such decision in accordance with its good faith business judgment that such decision is in the best interests of PE Corporation and all of our stockholders as a whole. Under Delaware law, absent an abuse of discretion, a director or officer will be deemed to have satisfied his or her fiduciary duties to PE Corporation and our stockholders if that person is disinterested and acts in accordance with his or her good faith business judgment in the interests of PE Corporation and all of our stockholders as a whole.

MANAGEMENT

    Each of the Celera Genomics group and the PE Biosystems group has separate management teams to ensure that the efforts of each team of managers are focused on the business and operations for which they have responsibility.

COMMON STOCK OWNERSHIP OF DIRECTORS AND SENIOR OFFICERS

    As a policy, our board of directors periodically monitors the ownership of shares of Celera Genomics stock and shares of PE Biosystems stock by our directors and senior officers as well as their option holdings and other benefits so that their interests are not misaligned with the two classes of common stock and with their duty to act in the best interests of PE Corporation and our stockholders as a whole. However, because of the differences in trading values between the Celera Genomics stock and the PE Biosystems stock, the actual value of their interests in the Celera Genomics stock and PE Biosystems stock will vary significantly. Accordingly, it is possible that directors or senior officers could favor one group over the other due to their stock and other benefits.

FINANCING ACTIVITIES

    We manage most financial activities on a centralized basis. These activities include the investment of surplus cash and the issuance and repurchase of any debt or preferred stock. If we transfer cash or other property allocated to one group to the other group, we will account for such transfer in one of the following ways, as determined by our board of directors:

    - As a reallocation of "pooled" debt or preferred stock, as described under "Company Debt and Preferred Stock" below;

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    - As a short-term or long-term loan from one group to the other, or as a repayment of a previous borrowing, as described under "Inter-Group Loans" below;

    - As an increase or decrease in the number of Celera Genomics Designated Shares, as described under "Future Equity Contributions to be Reflected as Celera Genomics Designated Shares" below; or

    - As a sale of assets between the two groups.

    There are no specific criteria to determine which of the foregoing will be applied to a particular transfer of cash or property from one group to the other. Our board of directors will make these determinations, in the exercise of its business judgment based on all relevant circumstances, including the financing needs and objectives of the receiving group, the investment objectives of the transferring group, the availability, cost and time associated with alternative financing sources, prevailing interest rates and general economic conditions. We will make all transfers of material assets from one group to the other on a fair value basis for the foregoing purposes, as determined by our board of directors. See "--Transfers of Assets Between Groups."

    Although we may allocate our debt and preferred stock between groups, the debt and preferred stock will remain our obligations and all of our stockholders will be subject to the risks associated with those obligations. See "Risk Factors--You will be stockholders of one company and, therefore, financial effects on one group could adversely affect the other."

    COMPANY DEBT AND PREFERRED STOCK. We will allocate our debt between the groups or, if we so determine, in its entirety to a particular group. We will allocate preferred stock, if issued, in a similar manner. We refer to such debt and preferred stock as being "pooled."

    Cash allocated to one group that is used to repay pooled debt or redeem pooled preferred stock will decrease such group's allocated portion of the pooled debt or preferred stock. Cash or other property allocated to one group that is transferred to the other group will, if so determined by our board of directors, decrease the transferring group's allocated portion of the pooled debt or preferred stock and, correspondingly, increase the recipient group's allocated portion of the pooled debt or preferred stock.

    Pooled debt will bear interest for group financial statement purposes at a rate equal to the weighted average interest rate of the debt calculated on a quarterly basis and applied to the average pooled debt balance during the period. Preferred stock, if issued and if pooled in a manner similar to the pooled debt, will bear dividends for group financial statement purposes at a rate based on the weighted average dividend rate of the preferred stock similarly calculated and applied. Any expense related to increases in pooled debt or preferred stock will be reflected in the weighted average interest or dividend rate of such pooled debt or preferred stock as a whole.

    If we allocate debt for a particular financing in its entirety to one group, that debt will bear interest for group financial statement purposes at the rate that we determine. If we allocate preferred stock in its entirety to one group, we will charge the dividend cost to that group in a similar manner. If the interest or dividend cost is higher than our actual cost, the other group will receive a credit for an amount equal to the difference as compensation for the use of our credit capacity. Any expense related to debt or preferred stock that is allocated in its entirety to a group will be allocated in whole to that group.

    INTER-GROUP LOANS. Cash or other property that we allocate to one group that is transferred to the other group, could, if so determined by our board of directors, be accounted for either as a short-term loan or as a long-term loan. Short-term loans will bear interest at a rate equal to the weighted average interest rate of our pooled debt. If we do not have any pooled debt, our board of directors will determine the rate of interest for such loan. Our board of directors will establish the terms on which long-term loans between the groups will be made, including interest rate, amortization schedule, maturity and redemption terms.

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    FUTURE EQUITY CONTRIBUTIONS TO BE REFLECTED AS CELERA GENOMICS DESIGNATED
SHARES. Cash or other property that we allocate to the PE Biosystems group that is contributed as additional equity to the Celera Genomics group will increase the number of Celera Genomics Designated Shares. Cash or other property that we allocate to the Celera Genomics group that is transferred to the PE Biosystems group will, if so determined by our board of directors, decrease the number of Celera Genomics Designated Shares.

    EQUITY ISSUANCES AND REPURCHASES AND DIVIDENDS. We will reflect all financial effects of issuances and repurchases of shares of Celera Genomics stock or shares of PE Biosystems stock entirely in the financial statements of that group except as described in the next sentence. We will reflect all financial effects of issuances of additional shares of Celera Genomics stock, which have been reflected as a reduction in the number of Celera Genomics Designated Shares, entirely in the financial statements of the PE Biosystems group. We will reflect financial effects of dividends or other distributions on, and purchases of, shares of Celera Genomics stock or PE Biosystems stock entirely in the respective financial statements of the Celera Genomics group and the PE Biosystems group.

COMPETITION BETWEEN GROUPS

    Neither the PE Biosystems group nor the Celera Genomics group will engage in each other's principal businesses, except for joint transactions with each other. Joint transactions may include joint ventures or other collaborative arrangements to develop, market, sell and support new products and services. Third parties may also participate in such joint transactions. See "--Transfers of Assets Between Groups--Joint Transactions." The terms of any joint transactions will be determined by our chief executive officer or, in appropriate circumstances, our board of directors.

    Our chief executive officer or, in appropriate circumstances, our board of directors will make decisions whether to permit indirect competition between the groups. Indirect competition could occur if and when:

    - one group uses products of third parties in that group's products rather than using the other group's products;

    - a third party uses a product of one group in the third party's products which compete with the other group's products; or

    - a group licenses technology allocated to that group to a third party that is a competitor of the other group.

    The groups may compete in a business which is not a principal business of the other group.

TRANSFERS OF ASSETS BETWEEN GROUPS

    Our certificate of incorporation permits the transfer of assets between groups without stockholder approval. Our board of directors has determined that all such transfers will be made at fair value, as determined by our board of directors, except as described below. The consideration for such transfers may be paid by one group to the other in cash or other consideration, as determined by our board of directors.

    Our board of directors has adopted specific policies for the sale of products and services between groups and joint transactions with each other and third parties as set forth below.

    SALES OF PRODUCTS AND SERVICES BETWEEN GROUPS. A group will sell products or services to the other group on terms that would be available from third parties in commercial transactions. If terms for such transactions are not available from a third party, the purchasing group will

    (1) pay for such products at fair value as determined by our board of directors and

    (2) pay for such services at fair value, as determined by our board of directors, or at the cost, including overhead, of the selling group.

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    For fiscal 1999, the Celera Genomics group's R&D expenses included
$15.2 million for purchases of instruments, lease payments on instruments and the purchase of consumables, and $2.1 million of contracted R&D services from the PE Biosystems group.

    JOINT TRANSACTIONS. The groups may from time to time engage in transactions jointly, including with third parties, as described under "--Competition Between Groups." Research and development and other services performed by one group for a joint venture or other collaborative arrangement will be charged at fair value, as determined by our board of directors.

ACCESS TO TECHNOLOGY AND KNOW-HOW

    Each group will have free access to all of our technology and know-how, excluding products and services of the other group, that may be useful in that group's business, subject to obligations and limitations applicable to PE Corporation and to such exceptions that our board of directors may determine. The groups will consult with each other on a regular basis concerning technology issues that affect both groups.

REVIEW OF CORPORATE OPPORTUNITIES

    Our board of directors will review any matter which involves the allocation of a corporate opportunity to either the Celera Genomics group or the PE Biosystems group or in part to the Celera Genomics group and in part to the PE Biosystems group. In accordance with Delaware law, our board of directors will make its determination with regard to the allocation of any such opportunity and the benefit of such opportunity in accordance with their good faith business judgment of the best interests of PE and all of our stockholders as a whole. Factors that our board of directors would consider in making this allocation include:

    - whether a particular corporate opportunity is principally related to the business of the Celera Genomics group or the PE Biosystems group;

    - whether one group, because of its managerial or operational expertise, will be better positioned to undertake the corporate opportunity; and

    - existing contractual agreements and restrictions.

FINANCIAL STATEMENTS; ALLOCATION MATTERS

    We prepare financial statements in accordance with generally accepted accounting principles, consistently applied, for the Celera Genomics group and the PE Biosystems group, and these financial statements, taken together, comprise all of the accounts included in the PE Corporation consolidated financial statements. The financial statements of each of the Celera Genomics group and the PE Biosystems group reflect the financial condition, results of operations and cash flows of the businesses included therein.

    Group financial statements also include allocated portions of the PE Corporation debt, interest, corporate overhead and costs of administrative shared services and taxes. We make these allocations for the purpose of preparing each group's financial statements; however, holders of Celera Genomics stock and PE Biosystems stock will continue to be subject to all of the risks associated with an investment in PE corporation and all of our businesses, assets and liabilities.

CORPORATE OVERHEAD AND ADMINISTRATIVE SHARED SERVICES

    We allocate a portion of our corporate overhead to the Celera Genomics group and the PE Biosystems group based upon the use of services by that group. Corporate overhead includes costs of our executive management, human resources, legal, accounting and auditing, tax, treasury, strategic planning

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and environmental services functions. We allocate in a similar manner a portion of our costs of administrative shared services, such as information technology services. Where determinations based on use alone are not practical, we will use other methods and criteria that we believe are equitable and provide a reasonable estimate of the cost attributable to the groups.

TAXES

    We will determine the federal income taxes of PE Corporation and our subsidiaries which own assets allocated between the groups on a consolidated basis. We allocate consolidated federal income tax provisions and related tax payments or refunds between the groups based principally on the taxable income and tax credits directly attributable to each group. Such allocations will reflect each group's contribution, whether positive or negative, to PE Corporation's consolidated federal taxable income and the consolidated federal tax liability and tax credit position. We will credit tax benefits that cannot be used by the group generating those benefits but can be used on a consolidated basis to the group that generated such benefits. Inter-group transactions will be treated as taxed as if each group was a stand-alone company. Tax benefits generated by the Celera Genomics group commencing July 1, 1998, which can then be utilized on a consolidated basis, will be credited to the Celera Genomics group up to a maximum amount of $75 million. Through September 30, 1999, $30.1 million has been credited to the Celera Genomics group.

    Had the groups filed separate tax returns, the provision for income taxes and net income or loss for each group would not have differed from the amounts reported in the groups' statements of income for the year ended June 30, 1999 or for the three-month periods ended September 30, 1998 and 1999. However, the amounts of current and deferred taxes and taxes payable or refundable allocated to each group in these historical financial statements may differ from those that would have been allocated to each group had they filed separate income tax returns.

    Depending on the tax laws of the respective jurisdictions, we calculate state and local income taxes on either a consolidated or combined basis or on a separate corporation basis. We will allocate state income tax provisions and related tax payments or refunds determined on a consolidated or combined basis between the groups based on their respective contributions to such consolidated or combined state taxable incomes. We will allocate state and local income tax provisions and related tax payments which we determine on a separate corporation basis between the groups in a manner designed to reflect the respective contributions of the groups to the corporation's separate state or local taxable income.

                     CERTAIN UNITED STATES TAX CONSEQUENCES

    The following discussion is a summary of the material United States federal income tax consequences of the ownership of Celera Genomics stock. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Department regulations, published positions of the Internal Revenue Service (the "IRS") and court decisions now in effect, all of which are subject to change. In particular Congress could enact legislation affecting the treatment of stock with characteristics similar to Celera Genomics stock, or the Treasury Department could issue regulations that change current law. Any future legislation or regulations could apply retroactively to the offering of Celera Genomics stock.

    This discussion deals only with Celera Genomics stock held as a capital asset. This discussion does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a dealer in securities or currencies, a financial institution, an insurance company, a tax-exempt organization, a person holding the Celera Genomics stock as part of a hedging, integrated or conversion transaction, constructive sale or straddle, a trader in securities that has elected the mark-to-market method of accounting for your securities or a U.S. person whose "functional currency" is not the U.S. dollar). YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH REGARD TO THE APPLICATION OF THE FEDERAL INCOME TAX LAWS, AS WELL AS TO THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS TO WHICH YOU MAY BE SUBJECT.

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    In the opinion of Simpson Thacher & Bartlett, our counsel, for federal income purposes, Celera Genomics stock will be considered stock of PE Corporation. Accordingly, for federal income tax purposes, we believe that we will not recognize any income, gain or loss as a result of the issuance of Celera Genomics stock.

    No ruling has been sought from the IRS. The IRS has announced that it will not issue advance rulings on the classification of an instrument whose dividend rights are determined by reference to the earnings of a segregated portion of the issuing corporation's assets, including assets held by a subsidiary. Simpson Thacher & Bartlett's opinion is not binding on the IRS. In addition, there are no court decisions or other authorities bearing directly on the classification of instruments with characteristics similar to those of Celera Genomics stock. It is possible, therefore, that the IRS could assert that the issuance of the Celera Genomics stock could result in taxation to us. Simpson Thacher & Bartlett, however, is of the opinion that the IRS would not prevail in such an assertion.

    Last year, as part of its fiscal year 2000 budget proposal, the Clinton Administration proposed to impose a corporate level tax on the issuance of stock similar to the Celera Genomics stock. If this proposal is enacted, it is possible that we could be subject to tax on an issuance of Celera Genomics stock. Congress did not act on this proposal in 1999, and no prediction can be made whether it will be proposed again or whether Congress will act upon it in the future. Under our certificate of incorporation, we may convert the Celera Genomics stock or the PE Biosystems stock into shares of the other class without any premium if, based on the legal opinion of our tax counsel, it is more likely than not as a result of the enactment of legislative changes or administrative proposals or changes that we or our stockholders will be subject to tax upon issuances of Celera Genomics stock or PE Biosystems stock or such stock will not be treated as stock of PE Corporation. Under current law, such an exchange should qualify as a tax-free recapitalization such that no gain or loss is required to be recognized by us or by holders of the stock to be exchanged.

BACKUP WITHHOLDING

    Certain non-corporate holders of Celera Genomics stock could be subject to backup withholding at a rate of 31% on the payment of dividends on or proceeds from the sale of such stock. Backup withholding will apply only if the stockholder:

    - fails to furnish its taxpayer identification number ("TIN"), which, for an individual would be his or her social security number;

    - furnishes an incorrect TIN;

    - is notified by the IRS that it has failed to properly report payments of interest or dividends; or

    - under certain circumstances, fails to certify under penalties of perjury that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report payments of interest or dividends.

    Stockholders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedures for obtaining such exemption if applicable. The amount of any backup withholding from a payment to a holder of Celera Genomics stock will be allowed as a credit against such stockholder's federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

CERTAIN UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

    The following is a summary of the material United States federal income and estate tax consequences of the ownership and disposition of Celera Genomics stock to Non-United States holders. This discussion does not deal with all aspects of United States income and estate taxation and does not deal with foreign, state and local tax consequences that may be relevant to Non-United States holders in light of their

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personal circumstances. Furthermore, this discussion is based on the Code,
Treasury regulations, published positions of the IRS and court decisions now in effect, all of which are subject to change. Each prospective Non-United States holder should consult its own tax advisor with regard to the application of the federal income tax laws, as well as to the applicability and effect of any state, local or foreign tax laws to which it may be subject.

    As used in this section, a "United States holder" means a beneficial owner of stock that is:

    - a citizen or resident of the United States;

    - a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States;

    - an estate the income of which is subject to United States federal income taxation regardless of its source;

    - a trust that:

     - is subject to the supervision of a court within the United States and the control of one or more United States persons; or

     - has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

    A "Non-United States holder" is a holder that is not a United States holder.

DIVIDENDS

    Generally, any dividend paid to a Non-United States holder will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or at a lesser applicable treaty rate. However, dividends that are effectively connected with the conduct of a trade or business within the United States and, where a tax treaty applies, that are attributable to a United States permanent establishment are not subject to the withholding tax but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates.

    Certain certification and disclosure requirements must be complied with in order to be exempt from withholding under the effectively connected income exemption. Any effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or a lesser applicable treaty rate.

    Until January 1, 2001, dividends paid to an address outside the United States are presumed to be paid to a resident of that country, unless the payer has knowledge to the contrary, for purposes of the withholding tax discussed above and, under the current interpretation of the United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. However, under United States Treasury regulations, if you wish to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends paid after December 31, 2000, you will be required to satisfy applicable certification and other requirements.

    If you are eligible for a reduced treaty rate of United States withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

GAIN ON DISPOSITION OF COMMON STOCK

    If you are a Non-United States holder, you will generally not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of Celera Genomics stock unless:

    - the gain is effectively connected with a trade or business in the United States and, where a tax treaty provides, the gain is attributable to a United States permanent establishment;

    - if you are an individual and hold Celera Genomics stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met; or

    - we are or have been a "United States real property holding corporation" for United States federal income tax purposes.

    We believe that we are not, and do not anticipate becoming, a "United States real property holding corporation" for United States federal income tax purposes. If we were to become a United States real property holding corporation, so long as Celera Genomics stock continues to be regularly traded on an established securities market, you would be subject to federal income tax on any gain from the sale or other disposition of such stock only if you actually or constructively owned, during the five-year period preceding such disposition, more than 5% of Celera Genomics stock.

    Special rules may apply to certain Non-United States holders, such as "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies" and corporations that accumulate earnings to avoid federal income tax, that are subject to special treatment under the Code. These entities should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    We must report annually to the Internal Revenue Service and to you the amount of dividends paid to you and the tax withheld with respect to these dividends, regardless of whether withholding was required. Copies of the information returns reporting the dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

    Under current law, backup withholding at the rate of 31% generally will not apply to dividends paid to you at an address outside the United States, unless the payer has knowledge that you are a United States person. Under the final regulations effective December 31, 2000, however, you will be subject to backup withholding unless applicable certification requirements are met.

    Payment of the proceeds of a sale of Celera Genomics stock within the United States or conducted through certain U.S. related financial intermediaries is subject to both backup withholding and information reporting unless you certify under penalties of perjury that you are a Non-U.S. Holder, and the payer does not have actual knowledge that you are a United States person, or you otherwise establish an exemption.

    Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

ESTATE TAX

    Common stock held by an individual Non-United States holder at the time of death will be included in that holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

                                  UNDERWRITERS

    Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co., SG Cowen Securities Corporation and ING Barings LLC are acting as representatives, have severally agreed to purchase, and PE Corporation has agreed to sell to them, severally, the number of shares of Celera Genomics stock indicated below.

                                                              NUMBER OF
NAME                                                           SHARES
----                                                          ---------
Morgan Stanley & Co. Incorporated...........................

Goldman, Sachs & Co.........................................

SG Cowen Securities Corporation.............................

ING Barings LLC.............................................
                                                               -------

      Total.................................................
                                                               =======

    The underwriters are offering the shares of Celera Genomics stock subject to their acceptance of the shares from PE Corporation and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Celera Genomics stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Celera Genomics stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters over-allotment option described below.

    The underwriters initially propose to offer part of the shares of Celera Genomics stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that
represents a concession not in excess of $           a share under the public
offering price. Any underwriter may allow, and such dealers may reallow, a
concession not in excess of $           a share to other underwriters or to
certain dealers. After the initial offering of the shares of Celera Genomics stock, the offering price and other selling terms may from time to time be varied by the representatives.

    PE Corporation has granted to the underwriters an option, exercisable for
30 days from the date of this prospectus, to purchase up to an aggregate of additional shares of Celera Genomics stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the offering of the shares of Celera Genomics stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Celera Genomics stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of Celera Genomics stock listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public would
be $            , the total underwriters' discounts and commissions would be
$            and total proceeds to PE Corporation would be $            .

    Each of PE Corporation and the directors and certain executive officers has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it will not, during the period ending 90 days after the date of this prospectus:

    - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of Celera Genomics stock or any securities convertible into or exercisable or exchangeable for Celera Genomics stock (other than shares of PE Biosystems stock); or

    - enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Celera Genomics stock, whether any transaction described above is to be settled by delivery of Celera Genomics stock or such other securities, in cash or otherwise.

The restrictions described in this paragraph do not apply to:

    - the sale of shares to the underwriters;

    - the issuance by PE Corporation of shares of Celera Genomics stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

    - transactions by any person other than PE Corporation relating to shares of Celera Genomics stock or other securities acquired in open market transactions after the completion of the offering of the shares; or

    - the issuance by PE Corporation of additional options to purchase Celera Genomics stock under its existing stock option plan, provided such options are not exercisable during such 90-day period.

    In order to facilitate the offering of the Celera Genomics stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Celera Genomics stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the Celera Genomics stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Celera Genomics stock, the underwriters may bid for, and purchase, shares of Celera Genomics stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Celera Genomics stock in the offering, if the syndicate repurchases previously distributed Celera Genomics stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Celera Genomics stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

    PE Corporation and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

    From time to time, Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. have provided, and may continue to provide, investment banking services to PE Corporation for which they have received customary compensation.

                                 LEGAL MATTERS

    The validity of the issuance of the Celera Genomics Stock will be passed upon for PE Corporation by Simpson Thacher & Bartlett, New York, New York. Certain legal matters will be passed upon for the underwriters by Ropes & Gray.

                                    EXPERTS

    The consolidated financial statements of PE Corporation, the combined financial statements of the Celera Genomics group and the combined financial statements of the PE Biosystems group as of June 30, 1999 and 1998 and for each of the three years in the period ended June 30, 1999, incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended June 30, 1999, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

    A registration statement on Form S-3 with respect to the Celera Genomics stock offered hereby (together with any amendments, exhibits and schedules thereto) has been filed with the Securities and Exchange Commission under the Securities Act. This prospectus does not contain all of the information contained in such registration statement on Form S-3, certain portions of which have been omitted pursuant to the rules and regulations of the Securities and Exchange Commission. For further information with respect to PE Corporation, the Celera Genomics group and the Celera Genomics stock offered hereby, reference is made to the registration statement on Form S-3. Statements contained in this prospectus regarding the contents of any contract or any other documents are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract of document filed as an exhibit to the Annual Report on Form 10-K or to the registration statement on Form S-3. The registration statement may be inspected without charge at the Securities and Exchange Commission's principal office in Washington D.C., and copies of all of any part thereof may be obtained from the Public Reference section, Securities and Exchange Commission, Washington D.C., 20549, upon payment of prescribed fees.

    We also file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file with the SEC at its Public Reference Room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the public reference facilities maintained by the Commission at 75 Park Place, New York, New York 10007, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. Our stock is listed on the New York Stock Exchange. You can inspect and copy our reports and other information at the offices of the New York Stock
Exchange, Inc., 20 Broad Street, New York, New York 10005. You can also obtain additional information at the PE Corporation website at www.pecorporation.com and the Celera Genomics group website at www.celera.com.

    The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

    We incorporate by reference our documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of this offering:

    (a) Annual Report on Form 10-K for the fiscal year ended June 30, 1999.

    (b) Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.

    (c) The descriptions of our common stock and rights to purchase participating junior preferred stock set forth in our registration statements filed pursuant to Section 12 of the Exchange Act and any amendment or report filed for purpose of updating any of those descriptions.

    We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our 10-Q, 8-K and 10-K reports to the Securities and Exchange Commission. Also note that we provide a cautionary discussion of risks and uncertainties relevant to our business in the "Risk Factors" section of this prospectus. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

    We will provide you, without charge, on your written or oral request, a copy of any or all of the information incorporated by reference in this prospectus, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Requests for such copies should be directed to the Secretary, PE Corporation, 761 Main Avenue, Norwalk, Connecticut 06859 (telephone:
203-762-1000).

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Celera Genomics Group

  Report of Independent Accountants.........................     F-2

  Combined Statements of Operations for the Years Ended
    June 30, 1997, 1998, and 1999, and for the Three Months
    Ended September 30, 1998 and 1999 (unaudited)...........     F-3

  Combined Statements of Financial Position at June 30, 1998
    and 1999, and at September 30, 1999 (unaudited).........     F-4

  Combined Statements of Cash Flows for the Years Ended
    June 30, 1997, 1998, and 1999, and for the Three Months
    Ended September 30, 1998 and 1999 (unaudited)...........     F-5

  Combined Statements of Group Equity at June 30, 1996,
    1997, 1998, and 1999, and September 30, 1999
    (unaudited).............................................     F-6

  Notes to Combined Financial Statements....................     F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of PE Corporation

    The stock split described in Note 1 to the combined financial statements has not been consummated at January 28, 2000. When it has been consummated, we will be in a position to furnish the following report:

        "In our opinion, the accompanying combined statements of financial position and the related combined statements of operations, of group equity, and of cash flows present fairly, in all material respects, the financial position of the Celera Genomics group of PE Corporation at June 30, 1999 and 1998, and the results of its operations and its cash flows for each of the three fiscal years in the period ended June 30, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the management of PE Corporation; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

        As described above and more fully in Note 1 to the Celera Genomics group combined financial statements, the Celera Genomics group is a group of PE Corporation; accordingly, the combined financial statements of the Celera Genomics group should be read in conjunction with the audited financial statements of PE Corporation."

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Stamford, Connecticut
July 30, 1999

                             CELERA GENOMICS GROUP

                       COMBINED STATEMENTS OF OPERATIONS

                                                                                     FOR THE
                                                                                  THREE MONTHS
                                               FOR THE YEARS ENDED JUNE 30,    ENDED SEPTEMBER 30,
(DOLLAR AMOUNTS IN THOUSANDS                  ------------------------------   -------------------
EXCEPT PER SHARE AMOUNTS)                       1997       1998       1999       1998       1999
--------------------------------------------  --------   --------   --------   --------   --------
                                                                                   (UNAUDITED)
NET REVENUES................................  $    903   $  4,211   $ 12,541   $ 3,916    $  8,279
COSTS AND EXPENSES..........................
Research and development....................     3,976     10,279     48,448     4,677      32,164
Selling, general and administrative.........     2,228      6,725     28,255     4,792       8,407
Special charges.............................        --         --      4,616        --          --
Acquired research and development...........    26,801         --         --        --          --
                                              --------   --------   --------   -------    --------
OPERATING LOSS..............................   (32,102)   (12,793)   (68,778)   (5,553)    (32,292)
Interest expense............................        --         --         --        --          51
Interest income.............................        --         --      1,245        --       2,033
                                              --------   --------   --------   -------    --------
LOSS BEFORE INCOME TAXES....................   (32,102)   (12,793)   (67,533)   (5,553)    (30,310)
Benefit for income taxes....................     1,855      4,478     22,639     1,944      10,912
                                              --------   --------   --------   -------    --------
NET LOSS....................................  $(30,247)  $ (8,315)  $(44,894)  $(3,609)   $(19,398)
                                              ========   ========   ========   =======    ========
NET LOSS PER SHARE (SEE NOTE 1)
    Basic and diluted.......................                        $   (.89)             $   (.38)

              SEE ACCOMPANYING NOTES TO THE CELERA GENOMICS GROUP
                         COMBINED FINANCIAL STATEMENTS.

                             CELERA GENOMICS GROUP

                   COMBINED STATEMENTS OF FINANCIAL POSITION

                                                                  AT JUNE 30,            AT
                                                              -------------------   SEPTEMBER 30,
(DOLLAR AMOUNTS IN THOUSANDS)                                   1998       1999         1999
------------------------------------------------------------  --------   --------   -------------
                                                                                     (UNAUDITED)
ASSETS
Current assets
  Cash and cash equivalents.................................  $     --   $ 71,491     $ 80,052
  Note receivable from the PE Biosystems group (see
    Note 6).................................................        --    150,000      150,000
  Tax benefit receivable from the PE Biosystems group (see
    Note 1).................................................        --      9,935        7,490
  Accounts receivable.......................................       756      3,276        6,645
  Prepaid expenses and other current assets.................       138      3,454        7,743
                                                              --------   --------     --------
Total current assets........................................       894    238,156      251,930
Property, plant and equipment, net..........................     4,198    104,192      107,542
Other long-term assets......................................     1,247      2,372        2,253
                                                              --------   --------     --------
TOTAL ASSETS................................................  $  6,339   $344,720     $361,725
                                                              ========   ========     ========

LIABILITIES AND GROUP EQUITY
Current liabilities
  Loans payable.............................................  $     --   $     --     $ 46,000
  Accounts payable..........................................       488     19,861        9,870
  Accrued salaries and wages................................       236      4,179        3,027
  Deferred revenues.........................................       250     12,032        9,043
  Other accrued expenses....................................     1,080      9,281        8,795
                                                              --------   --------     --------
Total current liabilities...................................     2,054     45,353       76,735
Other long-term liabilities.................................     5,544      5,500        5,511
                                                              --------   --------     --------
Total liabilities...........................................     7,598     50,853       82,246
                                                              --------   --------     --------
Commitments and contingencies (see Note 9)
Group equity (deficit)......................................    (1,259)   293,867      279,479
                                                              --------   --------     --------
TOTAL LIABILITIES AND GROUP EQUITY..........................  $  6,339   $344,720     $361,725
                                                              ========   ========     ========

              SEE ACCOMPANYING NOTES TO THE CELERA GENOMICS GROUP
                         COMBINED FINANCIAL STATEMENTS.

                             CELERA GENOMICS GROUP

                       COMBINED STATEMENTS OF CASH FLOWS

                                                                                FOR THE THREE MONTHS
                                                FOR THE YEARS ENDED JUNE 30,     ENDED SEPTEMBER 30,
                                               ------------------------------   ---------------------
(DOLLAR AMOUNTS IN THOUSANDS)                    1997       1998       1999       1998        1999
---------------------------------------------  --------   --------   --------   ---------   ---------
                                                                                     (UNAUDITED)
OPERATING ACTIVITIES
Net loss.....................................  $(30,247)  $(8,315)   $(44,894)   $(3,609)   $(19,398)
Adjustments to reconcile net loss to net cash
  used by operating activities
    Depreciation and amortization............       241       650       3,757        411       4,487
    Deferred income taxes....................        --        --          --         --      (3,422)
    Long-term compensation programs..........        --        --       2,802         --          --
    Acquired research and development........    26,801        --          --         --          --
Changes in operating assets and liabilities
  (Increase) decrease in tax benefit
    receivable from the PE Biosystems
    group....................................        --        --      (9,935)    (1,944)      2,445
  Increase in accounts receivable............      (379)     (354)     (2,520)    (2,477)     (3,369)
  Increase in prepaid expenses and other
    assets...................................       (82)       (4)     (3,458)        (8)       (829)
  Increase (decrease) in accounts payable and
    other liabilities........................       581     1,151      31,496      1,331      (6,507)
                                               --------   -------    --------    -------    --------
NET CASH USED BY OPERATING ACTIVITIES........    (3,085)   (6,872)    (22,752)    (6,296)    (26,593)
                                               --------   -------    --------    -------    --------

INVESTING ACTIVITIES
Additions to property, plant and equipment...      (411)   (3,648)    (94,541)    (2,239)    (14,069)
Acquisitions and investments, net............   (22,676)       --      (1,236)        --          --
                                               --------   -------    --------    -------    --------
NET CASH USED BY INVESTING ACTIVITIES........   (23,087)   (3,648)    (95,777)    (2,239)    (14,069)
                                               --------   -------    --------    -------    --------

FINANCING ACTIVITIES
Net change in loans payable..................        --        --          --         --      46,000
Net cash allocated from the PE Biosystems
  group......................................    26,172    10,520     188,535      8,535          --
Proceeds from stock issued for Celera
  Genomics group stock plans.................        --        --       1,485         --       3,223
                                               --------   -------    --------    -------    --------
NET CASH PROVIDED BY FINANCING ACTIVITIES....    26,172    10,520     190,020      8,535      49,223
                                               --------   -------    --------    -------    --------

NET CHANGE IN CASH AND CASH EQUIVALENTS......        --        --      71,491         --       8,561
CASH AND CASH EQUIVALENTS BEGINNING OF
  PERIOD.....................................        --        --          --         --      71,491
                                               --------   -------    --------    -------    --------
CASH AND CASH EQUIVALENTS END OF PERIOD......  $     --   $    --    $ 71,491    $    --    $ 80,052
                                               ========   =======    ========    =======    ========

              SEE ACCOMPANYING NOTES TO THE CELERA GENOMICS GROUP
                         COMBINED FINANCIAL STATEMENTS.

                             CELERA GENOMICS GROUP

                      COMBINED STATEMENTS OF GROUP EQUITY

                                                                         ACCUMULATED    GROUP
(DOLLAR AMOUNTS IN THOUSANDS)                                  OTHER       DEFICIT      EQUITY
------------------------------------------------------------  --------   -----------   --------
BALANCE AT JUNE 30, 1996....................................  $  3,200    $  (2,589)   $    611
Net loss....................................................        --      (30,247)    (30,247)
Net cash allocated from the PE Biosystems group.............    26,172           --      26,172
                                                              --------    ---------    --------
BALANCE AT JUNE 30, 1997....................................    29,372      (32,836)     (3,464)
Net loss....................................................        --       (8,315)     (8,315)
Net cash allocated from the PE Biosystems group.............    10,520           --      10,520
                                                              --------    ---------    --------
BALANCE AT JUNE 30, 1998....................................    39,892      (41,151)     (1,259)
Net loss....................................................        --      (44,894)    (44,894)
Net cash allocated from the PE Biosystems group.............     8,535           --       8,535
Allocated capital from the PE Biosystems group..............   330,000           --     330,000
Issuances under Celera Genomics group stock plans...........     1,485           --       1,485
                                                              --------    ---------    --------
BALANCE AT JUNE 30, 1999....................................   379,912      (86,045)    293,867
Net loss....................................................        --      (19,398)    (19,398)
Issuances under Celera Genomics group stock plans...........     3,223           --       3,223
Other.......................................................     1,787           --       1,787
                                                              --------    ---------    --------
BALANCE AT SEPTEMBER 30, 1999 (UNAUDITED)...................  $384,922    $(105,443)   $279,479
                                                              ========    =========    ========

              SEE ACCOMPANYING NOTES TO THE CELERA GENOMICS GROUP
                         COMBINED FINANCIAL STATEMENTS.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1 ACCOUNTING POLICIES AND PRACTICES

BASIS OF PRESENTATION

    The PE Corporation ("PE" or the "Company") is comprised of two separate business segments in continuing operations: the Celera Genomics group and the PE Biosystems group. The Celera Genomics group is engaged principally in the generation, sale and support of genomic information databases and related information management and analysis software; discovery, validation and licensing of proprietary gene products, genetic markers and information regarding genetic variability; and related consulting and contract research and development services. The PE Biosystems group manufactures and markets biochemical instrument systems and associated consumable products for life science research and related applications.

RECAPITALIZATION

    On May 6, 1999, The Perkin-Elmer Corporation was merged into a subsidiary of PE Corporation, a new Delaware corporation. The recapitalization of the Company resulted in the issuance of two new classes of common stock called PE Corporation-Celera Genomics Group Common Stock ("Celera Genomics stock") and PE Corporation-PE Biosystems Group Common Stock ("PE Biosystems stock"). Celera Genomics stock is intended to reflect separately the performance of the Celera Genomics business ("Celera Genomics group"), and PE Biosystems stock is intended to reflect separately the performance of the established PE Biosystems' life sciences and the discontinued Analytical Instruments businesses ("PE Biosystems group"). Each share of common stock of The Perkin-Elmer Corporation was converted into 0.5 of a share of Celera Genomics stock and one share of PE Biosystems stock.

    The combined financial statements of the Celera Genomics group and the PE Biosystems group (individually referred to as a "group") comprise all of the accounts included in the corresponding consolidated financial statements of the Company. Intergroup transactions between the Celera Genomics group and the PE Biosystems group have not been eliminated in the Celera Genomics group combined financial statements but have been eliminated in the PE Corporation consolidated financial statements. The Celera Genomics group and the PE Biosystems group combined financial statements have been prepared on a basis that management believes to be reasonable and appropriate and reflect (1) the financial position, results of operations, and cash flows of businesses that comprise each of the groups, with all significant intragroup transactions and balances eliminated, (2) in the case of the Celera Genomics group combined financial statements, corporate assets and liabilities of the Company and related transactions identified with the Celera Genomics group, including allocated portions of the Company's debt and selling, general and administrative costs, and (3) in the case of the PE Biosystems group combined financial statements, all other corporate assets and liabilities and related transactions of the Company, including allocated portions of the Company's debt and selling, general and administrative costs.

    Holders of Celera Genomics stock and PE Biosystems stock are stockholders of the Company. The Celera Genomics group and the PE Biosystems group are not separate legal entities. As a result, stockholders are subject to all of the risks associated with an investment in the Company and all of its businesses, assets, and liabilities. The issuance of Celera Genomics stock and PE Biosystems stock and the allocations of assets and liabilities between the Celera Genomics group and the PE Biosystems group did not result in a distribution or spin-off of any assets or liabilities of the Company or otherwise affect ownership of any assets or responsibility for the liabilities of the Company or any of its subsidiaries. The assets the Company attributes to one group could be subject to the liabilities of the other group, whether such liabilities arise from lawsuits, contracts or indebtedness attributable to the other group. If the Company is unable to satisfy one group's liabilities out of assets attributed to it, the Company may be required to satisfy these liabilities with assets attributed to the other group.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

    Financial effects arising from one group that affect the Company's results of operations or financial condition could, if significant, affect the results of operations or financial condition of the other group and the market price of the class of common stock relating to the other group. Any net losses of the Celera Genomics group or the PE Biosystems group and dividends or distributions on, or repurchases of, Celera Genomics stock or PE Biosystems stock or repurchases of preferred stock of the Company will reduce the assets of the Company legally available for payment of dividends.

    The management and allocation policies applicable to the preparation of the financial statements of the Celera Genomics group and the PE Biosystems group may be modified or rescinded, or additional policies may be adopted, at the sole discretion of the Board of Directors at any time without approval of the stockholders. The Celera Genomics group's combined financial statements reflect the application of the management and allocation policies adopted by the Board to various corporate activities, as described below. The Celera Genomics group's combined financial statements should be read in conjunction with the Company's consolidated financial statements.

FINANCING ACTIVITIES

    As a matter of policy, the Company manages most financial activities of the Celera Genomics group and the PE Biosystems group on a centralized basis. These activities include the investment of surplus cash, the issuance and repayment of short-term and long-term debt and the issuance and repayment of any preferred stock. As the financing activities of the Celera Genomics group were not significant for any of the periods prior to the recapitalization, all historical cash and debt balances for those periods presented were allocated to the PE Biosystems group.

    The Board has adopted the following financing policy which will affect the combined statements of the Celera Genomics group and the PE Biosystems group.

    The Company will allocate the Company's debt between the Celera Genomics group and the PE Biosystems group ("pooled debt") or, if the Company so determines, in its entirety to a particular group. The Company will allocate preferred stock, if issued, in a similar manner.

    Cash allocated to one group that is used to repay pooled debt or redeem pooled preferred stock will decrease such group's allocated portion of the pooled debt or preferred stock. Cash or other property allocated to one group that is transferred to the other group will, if so determined by the Board, decrease the transferring group's allocated portion of the pooled debt or preferred stock and, correspondingly, increase the recipient group's allocated portion of the pooled debt or preferred stock.

    Pooled debt will bear interest for group financial statement purposes at a rate equal to the weighted average interest rate of the debt calculated on a quarterly basis and applied to the average pooled debt balance during the period. Preferred stock, if issued and if pooled in a manner similar to the pooled debt, will bear dividends for group financial statement purposes at a rate based on the weighted average dividend rate of the preferred stock similarly calculated and applied. Any expense related to increases in pooled debt or preferred stock will be reflected in the weighted average interest or dividend rate of such pooled debt or preferred stock as a whole.

    If the Company allocates debt for a particular financing in its entirety to one group, that debt will bear interest for group financial statement purposes at the rate determined by the Board. If the Company allocates preferred stock in its entirety to one group, the Company will charge the dividend cost to that group in a similar manner. If the interest or dividend cost is higher than the Company's actual cost, the other group will receive a credit for an amount equal to the difference as compensation for the use of the

                     NOTES TO COMBINED FINANCIAL STATEMENTS

Company's credit capacity. Any expense related to debt or preferred stock of the Company that is allocated in its entirety to a group will be allocated in whole to that group.

    Cash or other property that the Company allocates to one group that is transferred to the other group, could, if so determined by the Board, be accounted for either as a short-term loan or as a long-term loan. Short-term loans will bear interest at a rate equal to the weighted average interest rate of the Company's pooled debt. If the Company does not have any pooled debt, the Board will determine the rate of interest for such loan. The Board will establish the terms on which long-term loans between the groups will be made, including interest rate, amortization schedule, maturity and redemption terms.

    Although the Company may allocate its debt and preferred stock between groups, the debt and preferred stock will remain obligations of the Company and all stockholders of the Company will be subject to the risks associated with those obligations.

    In addition, cash allocated to the PE Biosystems group may be contributed to the Celera Genomics group in exchange for an equity interest in the Celera Genomics group.

ALLOCATION OF CORPORATE OVERHEAD AND ADMINISTRATIVE SHARED SERVICES

    A portion of the Company's corporate overhead (such as executive management, human resources, legal, accounting, auditing, tax, treasury, strategic planning and environmental services) has been allocated to the Celera Genomics group based upon the use of services by that group. A portion of the Company's costs of administrative shared services (such as information technology services) has been allocated in a similar manner. Where determination based on use alone is not practical, other methods and criteria were used that management believes are equitable and provide a reasonable estimate of the cost attributable to the Celera Genomics group. The total of these allocations was $.2 million, $1.7 million, $5.1 million, $1.0 million and $1.4 million for fiscal 1997, 1998, and 1999, and the three months ended September 30, 1998 and 1999 (unaudited), respectively. It is not practicable to provide a detailed estimate of the expenses which would be recognized if the Celera Genomics group were a separate legal entity.

ALLOCATION OF FEDERAL AND STATE INCOME TAXES

    The federal income taxes of the Company and its subsidiaries which own assets allocated between the groups are determined on a consolidated basis. Consolidated federal income tax provisions and related tax payments or refunds are allocated between the groups based principally on the taxable income and tax credits directly attributable to each group. Such allocations reflect each group's contribution (positive or negative) to the Company's consolidated federal taxable income and the consolidated federal tax liability and tax credit position. Tax benefits that cannot be used by the group generating those benefits but can be used on a consolidated basis are credited to the group that generated such benefits. Intergroup transactions are taxed as if each group were a stand alone company. Tax benefits generated by the Celera Genomics group commencing July 1, 1998, which then can be utilized on a consolidated basis, will be credited to the Celera Genomics group up to a maximum limit of $75 million. The Celera Genomics group generated $22.6 million of tax benefits for the year ended June 30, 1999.

    Had the groups filed separate tax returns, the provision (benefit) for income taxes and net income (loss) for each group would not have differed from the amounts reported in the groups' combined statements of operations for the years ended June 30, 1997, 1998, and 1999. However, the amount of current and deferred taxes and taxes payable or refundable allocated to each group in these historical combined financial statements may differ from those that would have been allocated to each group had they filed separate income tax returns.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

    Depending on the tax laws of the respective jurisdictions, state and local income taxes are calculated on either a consolidated or combined basis between the groups based on their respective contribution to such consolidated or combined state taxable incomes. State and local income tax provisions and related tax payments or refunds which are determined on a separate corporation basis will be allocated between the groups in a manner designed to reflect the respective contributions of the groups to the Company's separate or local taxable income.

    The discussion of the Celera Genomics group's income taxes (see Note 3) should be read in conjunction with the Company's consolidated financial statements and the notes thereto included in PE Corporation's 1999 Annual Report to Stockholders.

TRANSFERS OF ASSETS BETWEEN GROUPS

    Transfers of assets can be made between groups without stockholder approval. Such transfers will be made at fair value, as determined by the Company's Board of Directors. The consideration for such transfers may be paid by one group to the other in cash or other consideration, as determined by the Company's Board of Directors.

DIVIDENDS

    For purposes of the historical (periods prior to the recapitalization) combined financial statements of the Celera Genomics group and the PE Biosystems group, all dividends declared and paid by the Company were allocated to the PE Biosystems group.

PRINCIPLES OF COMBINATION

    The Celera Genomics group's combined financial statements have been prepared in accordance with generally accepted accounting principles and, taken together with the PE Biosystems group's combined financial statements, comprise all the accounts included in the corresponding consolidated financial statements of the Company. Intergroup transactions between the Celera Genomics group and the PE Biosystems group have not been eliminated in the Celera Genomics group's combined financial statements but have been eliminated in the PE Corporation consolidated financial statements. The combined financial statements of each group reflect the financial condition, results of operations, and cash flows of the businesses included therein. The combined financial statements of the Celera Genomics group include the assets and liabilities of the Company specifically identified with or allocated to the Celera Genomics group. The preparation of the combined financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Certain amounts in the combined financial statements and notes have been reclassified for comparative purposes.

UNAUDITED INTERIM FINANCIAL STATEMENTS

    The accompanying unaudited combined interim financial statements reflect, in the opinion of the Celera Genomics group's management, all adjustments which are necessary for a fair statement of the results for the interim periods. All such adjustments are of a normal recurring nature. These interim results are, however, not necessarily indicative of the results to be expected for a full year. The Celera Genomics group's combined financial statements should be read in conjunction with the Company's consolidated financial statements included in Form 10-Q for the quarterly period ended September 30, 1999, incorporated herein by reference.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

RECENT ACCOUNTING STANDARDS

    In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." The provisions of the statement require the recognition of all derivatives as either assets or liabilities in the statement of financial position and the measurement of those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Celera Genomics group is required to implement the statement in the first quarter of fiscal 2001. The Celera Genomics group currently believes the statement will not have a material impact on its combined financial statements.

EARNINGS PER SHARE

    Earnings per share information prior to the recapitalization is omitted from the Celera Genomics group's Combined Statements of Operations because Celera Genomics stock was not part of the capital structure of the Company until fiscal 1999. Basic loss per share is computed by dividing net loss for the period by the weighted average number of shares of Celera Genomics stock outstanding. Diluted loss per share is computed by dividing net loss for the period by the weighted average number of shares of Celera Genomics stock outstanding including the dilutive effect of Celera Genomics stock equivalents.

    The table below presents a reconciliation of basic and diluted loss per share:

                                                                 FOR THE           FOR THE
                                                               YEAR ENDED     THREE MONTHS ENDED
(AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)               JUNE 30, 1999   SEPTEMBER 30, 1999
------------------------------------------------------------  -------------   ------------------
                                                                                 (UNAUDITED)
Weighted average number of common shares used in the
  calculation of basic loss per share.......................      50,200             51,466
Common stock equivalents....................................          --                 --
                                                                --------           --------
Shares used in the calculation of diluted loss per share....      50,200             51,466
                                                                ========           ========
Net loss used in the calculation of basic and diluted loss
  per share.................................................    $(44,894)          $(19,398)
                                                                ========           ========
Basic and diluted net loss per share........................    $   (.89)          $   (.38)
                                                                ========           ========

    The reconciliation for fiscal 1997 and 1998 and the three months ended September 30, 1998 is omitted since Celera Genomics stock was not part of the capital structure of the Company.

    Options and warrants to purchase 11.2 million and 14.0 million shares of Celera Genomics stock were outstanding at June 30, 1999 and September 30, 1999 (unaudited), respectively, but were not included in the computation of diluted loss per share because the effect was antidilutive.

    On January 20, 2000, the Board of Directors announced a two-for-one split of Celera Genomics stock. The two-for-one stock split will be effected in the form of a 100% stock dividend payable to stockholders of record as of the close of business on February 4, 2000. All Celera Genomics share and per share data reflect this split.

CASH AND CASH EQUIVALENTS

    Cash equivalents consist of highly liquid debt instruments, time deposits, and certificates of deposit with original maturities of three months or less.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

INVESTMENTS

    The Company's investment in Agrogene is accounted for on the equity method.

PROPERTY, PLANT AND EQUIPMENT, AND DEPRECIATION

    Property, plant and equipment are recorded at cost and consisted of the following at June 30, 1998 and 1999:

(DOLLAR AMOUNTS IN MILLIONS)                                    1998       1999
------------------------------------------------------------  --------   --------
Land........................................................   $   --     $ 10.0
Buildings and leasehold improvements........................      4.2       66.4
Machinery and equipment.....................................      1.7       33.3
                                                               ------     ------
Property, plant and equipment, at cost......................      5.9      109.7
Accumulated depreciation and amortization...................      1.7        5.5
                                                               ------     ------
Property, plant and equipment, net..........................   $  4.2     $104.2
                                                               ======     ======

    Major renewals and improvements that significantly add to productive capacity or extend the life of an asset are capitalized. Repairs, maintenance, and minor renewals and improvements are expensed when incurred.

    Provisions for depreciation of owned property, plant and equipment are based upon the expected useful lives of the assets and computed primarily by the straight-line method. Leasehold improvements are amortized over their estimated useful lives or the term of the applicable lease, whichever is less, using the straight-line method. Internal-use software costs are amortized primarily over the expected useful lives, not to exceed seven years.

    Machinery and equipment included $8.1 million of data management software licenses at June 30, 1999. There were no corresponding amounts at June 30, 1998.

INTANGIBLE ASSETS

    The excess of purchase price over the net asset value of companies acquired is amortized on a straight-line method over periods not exceeding 40 years. Purchased technology rights are amortized using the straight-line method over their expected useful lives.

    There was no goodwill at June 30, 1998. At June 30, 1999, other long-term assets included goodwill, net of accumulated amortization, of $.9 million. Accumulated amortization of goodwill was $.1 million at June 30, 1999.

    At June 30, 1998 and 1999, and September 30, 1999 (unaudited), other long-term assets included purchased technology rights, net of accumulated amortization, of $1.2 million, $1.1 million, and $1.1 million, respectively. Accumulated amortization of purchased technology rights was $.2 million, $.3 million and $.3 million at June 30, 1998 and 1999, and September 30, 1999 (unaudited), respectively.

REVENUES

    Subscription fees for access to the Company's genome databases are recognized ratably over the contracted period in accordance with the provisions of the contract. Contract research service revenues are earned and recognized generally on a percentage of completion or as contract research costs are incurred according to the provisions of the underlying agreement. In some instances revenue recognition may be

                     NOTES TO COMBINED FINANCIAL STATEMENTS
contingent upon the achievement of certain milestones at each anniversary date. Amounts received in advance of performance are recorded as deferred revenue.

RESEARCH AND DEVELOPMENT

    Costs incurred for internal, contract and grant-sponsored research and development are expensed when incurred. Grant-sponsored research and development expense was $.2 million for the year ended June 30, 1999.

SUPPLEMENTAL CASH FLOW INFORMATION

    Significant non-cash investing and financing activities were as follows:

                                                                            FOR THE THREE
                                                                            MONTHS ENDED
                                                                            SEPTEMBER 30,
                                                               FISCAL
(DOLLAR AMOUNTS IN MILLIONS)                                    1999       1998       1999
------------------------------------------------------------  --------   --------   --------
                                                                             (UNAUDITED)
Capital expenditures liability..............................   $  8.9         --         --
Note receivable from the PE Biosystems group................   $150.0     $330.0         --

NOTE 2 ACQUISITIONS

GENSCOPE, INC.

    During the third quarter of fiscal 1997, the Company acquired
GenScope, Inc., for $26.8 million. GenScope, founded in 1995, represented a development stage venture with no operating history. GenScope had effectively no revenues and only limited R&D contract services. At the acquisition date, technological feasibility of the acquired technology right had not been established and the acquired technology right had no future alternative uses. The Company obtained the right to utilize AFLP-based gene expression profiling technology in the field of human health, but did not obtain any core technology or other rights. GenScope's limited balance sheet, with assets of approximately $.2 million, had yet to deliver commercial value. Accordingly, the Company recorded a charge of $25.4 million attributable to the in-process technology purchased. The Company based this amount upon the early development stage of this life science business acquired, the technological hurdles to apply this technology to the field of human health and the underlying cash flow projections. The acquisition represented the purchase of development stage technology, not at the time considered commercially viable in the health care applications that the Company intends to pursue. The Company's intent was to first develop the technology into a set of molecular screening tools for use in the enhancement of pharmaceutical product development. The Company allocated $1.4 million of the purchase price to technology rights attributable to GenScope's AFLP-based gene expression profiling technology. AFLP is an enhancement of the polymerase chain reaction ("PCR") process that allows selective analysis of any portion of genetic material without the specific, prior sequence information normally required for PCR. Of the $25.4 million expensed as in-process research and development, $5.5 million represented a contingent liability due on the issuance of a process patent for technology under development.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

OTHER ACQUISITIONS

    During the third quarter of fiscal 1999, the Company acquired a 49% interest in Agrogene S.A., an agricultural DNA testing laboratory in France for $1.2 million. The investment complements the Celera Genomics group's automated DNA sequencing and genotyping services in the agricultural field. The excess of cost over net assets acquired of $1.0 million is being amortized on a straight-line basis over a 3 year period.

    The Company acquired Linkage Genetics, Inc., a provider of genetic analysis services in the agriculture industry, during the fourth quarter of fiscal 1997. At the acquisition date, the technological feasibility of the acquired technology had not been established and the acquired technology had no future alternative uses. The cash acquisition cost of $1.4 million was accounted for as a purchase. The entire acquisition cost was expensed as purchased in-process research and development.

    The net assets and results of operations for all of the above acquisitions were accounted for under the purchase method and have been included in the combined financial statements of the Celera Genomics group since the date of each acquisition. The pro forma effect of these acquisitions, individually or in the aggregate, on the Celera Genomics group combined financial statements was not significant.

NOTE 3 INCOME TAXES

    The income tax benefit included the Celera Genomics group's allocated portion of the Company's consolidated provision for income taxes.

    Loss before income taxes, consisting of losses generated in the United States, for fiscal 1997, 1998, 1999, and the three months ended September 30, 1998 and 1999 (unaudited), was $32.1 million, $12.8 million, $67.5 million, $5.6 million and $30.3 million, respectively. The current domestic income tax benefit for fiscal 1997, 1998, 1999, and the three months ended September 30, 1998 and 1999 (unaudited), was $1.9 million, $4.5 million, $22.6 million, $1.9 million and $10.9 million, respectively.

    A reconciliation of the federal statutory tax to the Celera Genomics group's tax benefit for fiscal 1997, 1998, and 1999 is set forth in the following table:

(DOLLAR AMOUNTS IN MILLIONS)                                         1997           1998           1999
------------------------------------------------------------       --------       --------       --------
Federal statutory rate......................................           35%            35%            35%
Tax at federal statutory rate...............................        $11.2          $ 4.5          $23.6
Recapitalization costs......................................           --             --           (1.6)
Acquired research and development...........................         (9.3)            --             --
Miscellaneous...............................................           --             --             .6
                                                                    -----          -----          -----
Benefit for income taxes....................................        $ 1.9          $ 4.5          $22.6
                                                                    =====          =====          =====

NOTE 4 RETIREMENT AND OTHER BENEFITS

PENSION

    The Company maintains or sponsors a pension plan that covers certain employees of the Celera Genomics group. Pension benefits earned are generally based on years of service and compensation during active employment. Pension plan assets are administered by a trustee and are principally invested in equity

                     NOTES TO COMBINED FINANCIAL STATEMENTS
and fixed income securities. The funding of the pension plan is determined in accordance with statutory funding requirements.

    The Company's domestic pension plans cover a substantial portion of the U.S. employees. During fiscal 1999, the plan was amended to terminate the accrual of benefits under the plan as of June 30, 2004 and to improve the benefit for participants who retire between the ages of 55 and 60. The pension plan is not available to employees hired on or after July 1, 1999.

    Pension expense, consisting primarily of service cost, allocated to the Celera Genomics group was less than $.1 million for fiscal 1997, $.1 million for fiscal 1998, and $.1 million for fiscal 1999.

RETIREE HEALTH CARE AND LIFE INSURANCE BENEFITS

    The postretirement plan provides certain health care and life insurance benefits to domestic employees hired prior to January 1, 1993, who retire and satisfy certain service and age requirements. Generally, medical coverage pays a stated percentage of most medical expenses, reduced for any deductible and for payments made by Medicare or other group coverage. The cost of providing these benefits is shared with retirees. The plan is unfunded. The postretirement benefit expense allocated to the Celera Genomics group was not material for fiscal 1997, 1998, and 1999. Amounts allocated to the Celera Genomics group were less than $.05 million for all periods presented.

SAVINGS PLAN

    The Company provides a 401(k) savings plan, for domestic employees, with automatic Company contributions of 2% of eligible compensation and a dollar-for-dollar matching contribution of up to 4% of eligible compensation. The Company contributions allocated to the Celera Genomics group for fiscal 1997, 1998, and 1999 were $.1 million, $.2 million and $.5 million, respectively.

POSTEMPLOYMENT BENEFITS

    The Company provides certain postemployment benefits to eligible employees. These benefits generally include severance, disability, and medical-related costs paid after employment but before retirement.

NOTE 5 SEGMENT, GEOGRAPHIC, AND CUSTOMER INFORMATION

BUSINESS SEGMENTS AND GEOGRAPHIC

    In fiscal 1999, the Celera Genomics group adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The statement established annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products and services, geographic areas, and major customers. The adoption of the statement did not affect the results of operations or financial position of the Celera Genomics group.

    The Celera Genomics group operates in one business segment, which is engaged principally in the generation, sale and support of genomic information database and related information management and analysis software; discovery, validation and licensing of proprietary gene products, genetic markers and information concerning genetic variability; and related consulting and contract research and development services. The Celera Genomics group operates primarily in the United States.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

CUSTOMER INFORMATION

    Revenues from any single customer, comprising 10% or more of the total revenues of the Celera Genomics group, were $.2 million, $.4 million, and $3.1 million, for fiscal 1997, 1998, and 1999, respectively.

NOTE 6 GROUP EQUITY AND NOTE RECEIVABLE

    Celera Genomics stock represents a separate class of the Company's common stock. Additional shares of Celera Genomics stock may be issued from time to time upon exercise of stock options or at the discretion of the Company's Board of Directors. There were no repurchases of Celera Genomics stock for fiscal 1999.

NOTE RECEIVABLE FROM THE PE BIOSYSTEMS GROUP

    The initial capitalization of the Celera Genomics group included a $330 million short-term note receivable from the PE Biosystems group established at September 30, 1998. The $330 million note represented an allocation of the Company's capital to the Celera Genomics group and did not result in the PE Biosystems group holding an equity interest in the Celera Genomics group. Accordingly, no interest was ascribed to the note. The allocation of capital represented management's decision to allocate a portion of the Company's capital to the Celera Genomics group and the remaining capital to the PE Biosystems group prior to the effective date of the recapitalization. The group financial statements do not include any intergroup equity interests. The note receivable was liquidated on May 28, 1999 in exchange for a portion of the proceeds received from the sale of the Analytical Instruments business and a new note receivable from the PE Biosystems group for $150 million was established. The new note receivable is for a term of one-year, bears an interest rate of 5% per annum, and is payable on demand without penalty. At September 30, 1999 (unaudited), the outstanding balance of the note receivable was $150 million.

TAX BENEFIT RECEIVABLE FROM THE PE BIOSYSTEMS GROUP

    The Company reimburses the Celera Genomics group for tax benefits generated. These reimbursements are intended to provide additional cash resources to the Celera Genomics group up to a maximum of $75 million. For fiscal 1999 and the three months ended September 30, 1999 (unaudited), the Celera Genomics group generated tax benefits of $22.6 million and $7.5 million, respectively. At
June 30, 1999 and September 30, 1999 (unaudited), the tax benefit receivable was $9.9 million and $7.5 million, respectively.

THIRD PARTY EQUITY TRANSACTION

    On June 30, 1999, the Company granted an option to purchase 2.6 million shares of Celera Genomics group stock to a third party and entered into a one year non-compete agreement with such party. The fair value of such option approximated $7.2 million and will be amortized over the life of the non-compete agreement.

STOCK PURCHASE WARRANTS

    On January 22, 1998, the Company acquired PerSeptive Biosystems, Inc. The acquisition was accounted for as a pooling of interests, and the PE Biosystems group's financial results were restated to include the combined operations. As a result of the merger each outstanding warrant for shares of

                     NOTES TO COMBINED FINANCIAL STATEMENTS

PerSeptive common stock was converted into warrants for the number of shares of the Company's common stock that would have been received by the holder if such warrants had been exercised immediately prior to the effective time of the merger.

    As a result of the recapitalization, each outstanding warrant for shares of PerSeptive common stock was further converted into warrants to acquire .1926 share of Celera Genomics stock and .7704 share of PE Biosystems stock. The warrants are not separately exercisable into solely Celera Genomics stock or PE Biosystems stock. The exercise price and expiration date of each warrant were not affected by the recapitalization.

    At June 30, 1999 and September 30, 1999 (unaudited), there were warrants outstanding to purchase 215,196 shares of PE Biosystems stock and 53,800 shares of Celera Genomics stock at an exercise price of $16.44. The warrants expire in September, 2003.

STOCKHOLDERS' PROTECTION RIGHTS PLAN

    In connection with the recapitalization, the Company adopted a new Stockholder Rights Plan (the "Rights Agreement") to protect stockholders against abusive takeover tactics. Under the Rights Agreement, the Company will issue one right for each share of Celera Genomics stock (a "Celera Genomics Right"), which will allow holders to purchase one-thousandth of a share of a newly designated Series B participating junior preferred stock of the Company at a purchase price of $125, subject to adjustment (the "Series B Purchase Price"), and one right for each share of PE Biosystems stock (a "PE Biosystems Right"), which will allow holders to purchase one-thousandth of a share of a newly designated
Series A participating junior preferred stock of the Company at a purchase price of $425, subject to adjustment (the "Series A Purchase Price").

    A Celera Genomics Right or PE Biosystems Right will be exercisable only if a person or group ("Acquiring Person"): (a) acquires 15% or more of the shares of Celera Genomics stock then outstanding or 15% or more of the shares of PE Biosystems stock then outstanding or (b) commences a tender offer that would result in such person or group owning such number of shares.

    If any person or group becomes an Acquiring Person, each Celera Genomics Right and each PE Biosystems Right will entitle its holder to purchase, for the Series B Purchase Price or the Series A Purchase Price, a number of shares of the related class of common stock of the Company having a market value equal to twice such purchase price.

    If following the time a person or group becomes an Acquiring Person, the Company is acquired in a merger or other business combination transaction and the Company is not the surviving corporation; any person consolidates or merges with the Company and all or part of the common stock is converted or exchanged for securities, cash or property of any other person; or 50% or more of the Company's assets or earnings power is sold or transferred, each Celera Genomics Right and each PE Biosystems Right will entitle its holder to purchase, for the Series B Purchase Price or Series A Purchase Price, a number of shares of common stock of the surviving entity in any such merger, consolidation or business combination or the purchaser in any such sale or transfer having a market value equal to twice the Series A Purchase Price or Series B Purchase Price.

    The rights are redeemable at the Company's option at one cent per right to a person or group becoming an Acquiring Person.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

CAPITAL STOCK

    The Company's authorized capital stock consists of 225 million shares of PE Corporation-Celera Genomics Group Common Stock, 500 million shares of PE Corporation-PE Biosystems Group Common Stock and 10 million shares of PE Corporation preferred stock. Of the 10 million shares of preferred stock at June 30, 1999, the Company had designated 80,000 shares of two series of participating junior preferred stock in connection with the Company's stockholders' protection rights plan as previously described.

NOTE 7 STOCK PLANS

STOCK OPTION PLANS

    Under the Company's stock option plans, officers and other key employees may be, and directors are, granted options, each of which allows for the purchase of existing common stock at a price of not less than 100% of fair market value at the date of grant. Prior to the recapitalization, most option grants had a two-year vesting schedule, whereby 50% of the option grant vested at the end of each year from the date of grant. The Board of Directors has extended that schedule for most options granted subsequent to the recapitalization whereby 25% will vest annually, resulting in 100% vesting after four years. Options generally expire ten years from the date of grant.

    Transactions relating to the stock option plans are summarized as follows:

                                                                    PE CORPORATION
                                                              --------------------------
                                                                             WEIGHTED
                                                              NUMBER OF      AVERAGE
                                                               OPTIONS    EXERCISE PRICE
                                                              ---------   --------------
FISCAL 1997
Outstanding at June 30, 1996................................  3,822,535       $34.05
Granted.....................................................  1,595,528       $59.78
Exercised...................................................  1,167,179       $29.73
Cancelled...................................................     95,281       $43.17
                                                              ---------       ------
Outstanding at June 30, 1997................................  4,155,603       $45.03
Exercisable at June 30, 1997................................  2,254,052       $35.24

FISCAL 1998
Granted.....................................................  1,997,041       $70.41
Exercised...................................................    780,994       $34.76
Cancelled...................................................    154,686       $71.42
                                                              ---------       ------
Outstanding at June 30, 1998................................  5,216,964       $55.51
Exercisable at June 30, 1998................................  2,936,389       $43.12

FISCAL 1999
Granted.....................................................     37,000       $86.61
Exercised...................................................  1,549,364       $45.74
Cancelled...................................................    108,914       $67.92
                                                              ---------       ------
Outstanding at May 5, 1999..................................  3,595,686       $60.23
Exercisable at May 5, 1999..................................  2,639,696       $55.43

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                                                                 CELERA GENOMICS GROUP
                                                              ---------------------------
                                                                              WEIGHTED
                                                              NUMBER OF       AVERAGE
                                                               OPTIONS     EXERCISE PRICE
                                                              ----------   --------------
FISCAL 1999

Outstanding at May 6, 1999..................................   3,595,686        $5.52
Granted.....................................................   7,952,036        $8.72
Exercised...................................................     281,788        $5.25
Cancelled...................................................     132,606        $6.67
                                                              ----------        -----
Outstanding at June 30, 1999................................  11,133,328        $7.81
Exercisable at June 30, 1999................................   3,636,232        $6.39

    As a result of the recapitalization, each outstanding stock option under the Company's stock option plans was converted into separately exercisable options to acquire one share of PE Biosystems stock and 0.5 of a share of Celera Genomics stock. The exercise price for the resulting PE Biosystems stock options and Celera Genomics stock options was calculated by multiplying the exercise price under the original option from which they were converted by a fraction, the numerator of which was the opening price of PE Biosystems stock or Celera Genomics stock, as the case may be, on May 6, 1999 (the first date such stocks were traded on the New York Stock Exchange) and the denominator of which was the sum of such PE Biosystems stock and Celera Genomics stock prices. However, the aggregate intrinsic value of the options was not increased, and the ratio of the exercise price per option to the market value per share was not reduced. In addition, the vesting provision and option periods of the original grants has remained the same on conversion.

    The following table summarizes information regarding options outstanding and exercisable for the Celera Genomics group at June 30, 1999:

                                                                             WEIGHTED AVERAGE
                                                                          ----------------------
                                                                          CONTRACTUAL
                                                                             LIFE
                                                              NUMBER OF    REMAINING    EXERCISE
(OPTION PRICES PER SHARE)                                      OPTIONS     IN YEARS      PRICE
------------------------------------------------------------  ---------   -----------   --------
Options Outstanding
  At $.37--$12.10...........................................  1,200,588       5.1        $ 3.48
  At $12.11--$15.13.........................................  1,923,568       7.8        $ 6.70
  At $15.14--$17.12.........................................  7,304,928       9.5        $ 8.56
  At $17.13--$30.26.........................................    704,244       9.8        $10.50

Options Exercisable
  At $.37--$12.10...........................................  1,157,532       5.1        $ 3.49
  At $12.11--$15.13.........................................  1,046,264       7.8        $ 6.57
  At $15.14--$17.12.........................................  1,410,040       9.5        $ 8.55
  At $17.13--$30.26.........................................     22,396       9.8        $11.33

1999 STOCK INCENTIVE PLANS

    The PE Corporation/PE Biosystems Group 1999 Stock Incentive Plan (the "PE Biosystems plan") and the PE Corporation/Celera Genomics Group 1999 Stock Incentive Plan (the "Celera Genomics plan") were approved in April 1999. The Celera Genomics plan authorizes grants of stock options, stock awards

                     NOTES TO COMBINED FINANCIAL STATEMENTS
and performance shares with respect to Celera Genomics stock. The PE Biosystems plan authorizes grants of stock options, stock awards and performance shares with respect to PE Biosystems stock. Directors and certain officers and key employees with responsibilities involving both the PE Biosystems group and the Celera Genomics group may be granted awards under both incentive plans in a manner which reflects their responsibilities. The Board of Directors believes that granting participants awards tied to performance of the group in which the participants work and, in certain cases the other group, is in the best interest of the Company and its stockholders.

EMPLOYEE STOCK PURCHASE PLAN

    The Employee Stock Purchase Plan offers domestic and certain foreign employees the right to purchase shares of Celera Genomics stock and/or PE Biosystems stock on a quarterly basis. The purchase price in the United States is equal to the lower of 85% of the average market price of such class of common stock on the offering date or 85% of the average market price of the applicable class of common stock on the last day of the purchase period. Provisions of the plan for employees in foreign countries vary according to local practice and regulations.

    Common stock issued under the Employee Stock Purchase Plan during fiscal 1997, 1998, and 1999 totaled 111,000 shares, 174,000 shares, and 168,000 shares, respectively, of PE Corporation (predecessor) common stock. Additionally, 24,000 shares of Celera Genomics stock and 98,000 shares of PE Biosystems stock were issued during fiscal 1999.

DIRECTOR STOCK PURCHASE AND DEFERRED COMPENSATION PLAN

    The Company has a Director Stock Purchase and Deferred Compensation Plan that requires non-employee directors of the Company to apply at least 50% of their annual retainer to the purchase of common stock. Purchases of Celera Genomics stock and PE Biosystems stock are made in a ratio approximately equal to the number of shares of Celera Genomics stock and PE Biosystems stock outstanding. The purchase price is the fair market value on the date of purchase. At June 30, 1999, the Company had approximately 86,000 shares of Celera Genomics stock and approximately 170,000 shares of PE Biosystems stock available for issuance.

RESTRICTED STOCK

    As part of the Company's stock incentive plans, key employees may be, and non-employee directors are, granted shares of restricted stock that will vest when certain continuous employment/service restrictions and/or specified performance goals are achieved. The fair value of shares granted is generally expensed over the restricted periods, which may vary depending on the estimated achievement of performance goals.

    As a result of the recapitalization, each share of restricted stock held was redesignated as 0.5 of a share of Celera Genomics stock and one share of PE Biosystems stock. Restricted stock granted prior to the recapitalization to key employees and non-employee directors during fiscal 1997, 1998, and 1999 totaled 42,000 shares, 4,350 shares, and 42,900 shares, respectively, of PE Corporation (predecessor) common stock.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

PERFORMANCE UNIT BONUS PLAN

    The Company has a Performance Unit Bonus Plan whereby employees may be awarded performance units in conjunction with an equal number of stock options. A performance unit represents the right to receive a cash or stock payment from the Company at a specified date in the future. The amount of the payment is equal to the fair market value of a share of common stock on the date of the grant. The performance units vest upon shares of the Company's common stock attaining and maintaining specified stock price levels for a specified period, and are payable on or after a specified future date subject to continued employment through the date of payment. As of June 30, 1999 two series of performance units totaling 498,399 units had been granted under the plan. Compensation expense, pertaining to the first of the series, for the Celera Genomics group was $.3 million for fiscal 1999.

    At June 30, 1999, all stock price targets applicable to the first series of performance units, totaling 294,499 units, net of cancellations, units initially granted to members of senior management under the plan had been attained and the Company became obligated to make payments under the plan. In recognition of the efforts of the participants in reaching these performance targets and the change in the underlying securities of the Company as a result of the recapitalization of the Company, the Board of Directors decided to accelerate these payments to fiscal year 2000. The related stock options were not accelerated. Compensation expense recognized by the Celera Genomics group as a result of the acceleration of these payments totaled $1.0 million for fiscal 1999.

ACCOUNTING FOR STOCK-BASED COMPENSATION

    Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," is applied in accounting for stock-based compensation plans. Accordingly, no compensation expense has been recognized for its stock option and employee stock purchase plans, as all options have been issued at fair market value.

    Pro forma net income and earnings per share information, as required by SFAS No. 123, "Accounting for Stock-Based Compensation," have been determined for employee stock plans under the statement's fair value method. The fair value of the options was estimated at grant date using a Black-Scholes option pricing model with the following weighted average assumptions for the Celera Genomics group:

FOR THE YEAR ENDED JUNE 30,                                     1999
------------------------------------------------------------  --------
Dividend yield..............................................      --%
Volatility..................................................   34.40%
Risk-free interest rates....................................     5.0%
Expected option life in years...............................    5.23

    For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

    Pro forma information for the Celera Genomics group for fiscal 1999 is presented below:

(DOLLAR AMOUNTS IN MILLIONS EXCEPT PER SHARE AMOUNTS)           1999
------------------------------------------------------------  --------
Net loss
  As reported...............................................   $(44.9)
  Pro forma.................................................   $(47.5)
Basic and diluted loss per share
  As reported...............................................   $ (.89)
  Pro forma.................................................   $ (.95)

    For the fiscal years ended June 30, 1997 and 1998, the net loss was $30.2 million and $8.3 million, respectively. Pro forma information for fiscal 1997 and 1998 is omitted since Celera Genomics stock was not part of the capital structure of the Company.

    The weighted average fair value of PE Corporation options granted was $20.17, $24.83, and $33.54 per share for fiscal 1997, 1998, and 1999, respectively. The weighted average fair value of Celera Genomics options granted was $4.13 for fiscal 1999.

    Since Celera Genomics stock and PE Biosystems were not part of the capital structure of the Company prior to May 6, 1999, there were no stock options outstanding prior to that date. Therefore, the pro forma effect of Celera Genomics stock options is not representative of what the effect will be in future years.

NOTE 8 RELATED PARTY TRANSACTIONS

SALES OF PRODUCTS AND SERVICES BETWEEN GROUPS

    A group will sell products or services to the other group on terms that would be available from third parties in commercial transactions. If terms for such transaction are not available, the purchasing group will pay fair value as determined by the Board of Directors for such products and services or at the cost (including overhead) of the selling group. For fiscal 1999, R&D expenses included $15.2 million for purchases of instruments, lease payments on instruments and the purchase of consumables, and $2.1 million of contracted R&D services from the PE Biosystems group.

ACCESS TO TECHNOLOGY AND KNOW-HOW

    Each group will have free access to all Company technology and know-how (excluding products and services of the other group) that may be useful in that group's business, subject to obligations and limitations applicable to the Company and to such exceptions that the Board of Directors may determine. The groups will consult with each other on a regular basis concerning technology issues that affect both groups. The costs of developing this technology remain in the group responsible for its development.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 9 COMMITMENTS AND CONTINGENCIES

    Future minimum payments at June 30, 1999 under non-cancelable operating leases for real estate and equipment were as follows:

(DOLLAR AMOUNTS IN MILLIONS)
------------------------------------------------------------
2000........................................................   $20.7
2001........................................................    18.3
2002........................................................     1.6
2003........................................................      --
2004........................................................      --
2005 and thereafter.........................................      --
                                                               -----
    Total...................................................   $40.6
                                                               =====

    Rental expense was $.1 million for fiscal 1997, $.3 million for fiscal 1998, and $8.5 million for fiscal 1999.

    Loans payable consisted of $46 million of commercial paper with an average interest rate of 5.7% at September 30, 1999.

    On March 13, 1998, the Company filed a patent infringement action against American Pharmacia Biotech, Inc. ("Amersham") and Molecular Dynamics, Inc. in the United States District Court for the Northern District of California. The Company asserts that two of its patents (U.S. 5,207,886 and U.S. 4,811,218) are infringed by reason of Molecular Dynamics' and Amersham's sale of certain DNA analysis systems (e.g., the MegaBACE 1000 System). In response, the defendants have asserted various affirmative defenses and several counterclaims, including that the Company is infringing two patents (U.S. 5,091,652 and U.S. 5,459,325) owned by or licensed to Molecular Dynamics by selling the ABI PRISM(R) 377 DNA Sequencing Systems.

    On April 2, 1998, Amersham filed a patent infringement action against the Company in the United States District Court for the Northern District of California. The complaint alleges that the Company is directly, contributorily or by inducement infringing U.S. Patent No. 5,688,648 ("the '648 patent"), entitled "Probes Labeled with Energy Transfer Coupled Dyes." The complaint seeks declaratory judgment that the use of the PE BigDye(TM) Primer and BigDye(TM) Terminator kits would infringe the '648 patent, as well as injunctive and monetary relief. The Company answered the complaint, alleging that the '648 patent is invalid and that the Company has not infringed the '648 patent.

    On May 21, 1998, Amersham filed a patent infringement action against the Company in the United States District Court for the Southern District of New York. The complaint alleges that the Company is infringing, contributing to the infringement and inducing the infringement of U.S. Patent No. 4,707,235 ("the '235 patent") entitled "Electrophoresis Method and Apparatus having Continuous Detection Means." The complaint seeks injunctive and monetary relief. The Company answered the complaint, alleging that the '235 patent is invalid and that the Company does not infringe the '235 patent.

    The Company has been named as a defendant in several legal actions, including patent, commercial, and environmental, arising from the conduct of normal business activities. Although the amount of any liability that might arise with respect to any of these matters cannot be accurately predicted, the resulting liability, if any, will not in the opinion of management have a material adverse effect on the financial statements of the Celera Genomics group or the Company.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

    The holders of Celera Genomics stock are stockholders of the Company and will continue to be subject to all of the risks associated with an investment in the Company, including any legal proceeding and claims affecting the PE Biosystems group.

NOTE 10 QUARTERLY FINANCIAL INFORMATION
(UNAUDITED)

    The following is a summary of quarterly financial results:

                                                  FIRST           SECOND          THIRD           FOURTH
                                                 QUARTER         QUARTER         QUARTER         QUARTER
(DOLLAR AMOUNTS IN MILLIONS EXCEPT PER SHARE  --------------  --------------  --------------  --------------
AMOUNTS)                                       1998    1999    1998    1999    1998    1999    1998    1999
--------------------------------------------  ------  ------  ------  ------  ------  ------  ------  ------
Net revenues..........................        $   .6  $  3.9  $  1.2  $  1.7  $  1.3  $  1.8  $  1.1  $  5.1
Operating loss........................          (1.4)   (5.6)   (2.1)  (12.9)   (3.6)  (19.3)   (5.7)  (31.0)
Net loss..............................           (.9)   (3.6)   (1.4)   (8.6)   (2.3)  (12.8)   (3.7)  (19.9)
Net loss per share
  Basic and diluted...................                                                                $ (.39)
Price range of common stock
  High................................                                                                $   11(1/4)
  Low.................................                                                                $    7(3/32)

    There were no dividends on Celera Genomics stock for the periods presented.

    Fiscal 1999 price ranges are for the period from May 6, 1999 through June 30, 1999. On May 6, 1999, The Perkin-Elmer Corporation was merged into PE Corporation, a new Delaware corporation. The recapitalization of the Company resulted in the issuance of two new classes of common stock called PE Corporation-Celera Genomics Group Common Stock and PE Corporation-PE Biosystems Group Common Stock.

EVENTS IMPACTING COMPARABILITY--FISCAL 1999

    Second, third, and fourth quarter results included before-tax costs of $.6 million, $.8 million, and $3.2 million, respectively in connection with the recapitalization of the Company. Fourth quarter results also included before-tax costs of $1.0 million for the Company's long-term compensation programs. The aggregate after-tax effect of these items increased second, third, and fourth quarter net loss by $.6 million, $.8 million, and $3.9 million, respectively, and increased fourth quarter net loss by $.08 per diluted share.

                                     [LOGO]

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The estimated expenses payable by the Company in connection with this offering are as follows:

SEC registration fee........................................  $
Stock exchange listing fees.................................            *
National Association of Securities Dealers filing fee.......
Accounting fees and expenses................................            *
Legal fees and expenses.....................................            *
Printing and engraving expenses.............................            *
Transfer Agent's fees and expenses..........................            *
Blue sky expenses and fees..................................            *
Miscellaneous expenses......................................            *
                                                              -----------
  Total.....................................................  $         *

        *  To be completed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law (the "DGCL") permits the company's board of directors to indemnify any person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending or completed action (except settlements or judgments in derivative suits), suit or proceeding in which such person is made a party by reason of his or her being or having been a director, officer, employee or agent of the company, in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). The DGCL provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

    Our certificate of incorporation and by-laws provide for indemnification of its directors and officers to the fullest extent permitted by law.

    As permitted by sections 102 and 145 of the DGCL, our certificate of incorporation eliminates a director's personal liability for monetary damages to the company and its stockholders arising from a breach or alleged breach of a director's fiduciary duty except for liability under section 174 of the DGCL, for liability for any breach of the director's duty of loyalty to the company or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or for any transaction which the director derived an improper personal benefit.

    The directors and officers of our company are covered by insurance policies indemnifying against certain liabilities, including certain liabilities arising under the Securities Act which might be incurred by them in such capabilities and against which they cannot be indemnified by the company.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

EXHIBIT
NUMBER                  DESCRIPTION
-------                 -----------
        1.1**           Form of Underwriting Agreement.

EXHIBIT
NUMBER                  DESCRIPTION
-------                 -----------
        4.1             Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Quarterly
                        Report on Form 10-Q for the fiscal quarter ended March 31,
                        1999 (Commission file number 1-4389)).

        4.2             Rights Agreement between Registrant and BankBoston, N.A.
                        (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-4 (No.
                        333-67797)).

        5.1**           Opinion of Simpson Thacher & Bartlett as to the legality of the securities.

        8.1**           Opinion of Simpson Thacher & Bartlett regarding tax matters.

       23.1*            Consent of PricewaterhouseCoopers LLP.

       23.2             Consent of Simpson Thacher & Bartlett (included in Exhibit
                        5.1).

       24.1             Power of Attorney (included on the signature page hereto).

------------------------

 *  Filed herewith.

**  To be filed by amendment.

ITEM 17. UNDERTAKINGS.

    (a) The undersigned registrant hereby undertakes that, purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (c) The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Norwalk, State of Connecticut, on January 31, 2000.

                                                       PE CORPORATION

                                                       By:              /s/ TONY L. WHITE
                                                            -----------------------------------------
                                                                       Name: Tony L. White
                                                            Title: Chairman of the Board of Directors,
                                                              President and Chief Executive Officer

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of the registrant, do hereby constitute and appoint Tony L. White and William B. Sawch, or either of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable the registrant to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto, and we do hereby ratify and confirm all that said attorneys and agents, or either of them, shall do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                SIGNATURE                                  TITLE                           DATE
                ---------                                  -----                           ----
                                            Chairman of the Board of Directors,
            /s/ TONY L. WHITE               President and Chief Executive
    ---------------------------------       Officer (principal executive             January 31, 2000
              Tony L. White                 officer)

           /s/ DENNIS L. WINGER             Senior Vice President and Chief
    ---------------------------------       Financial Officer (principal             January 31, 2000
             Dennis L. Winger               financial officer)

              /s/ VIKRAM JOG                Corporate Controller (principal
    ---------------------------------       accounting officer)                      January 31, 2000
                Vikram Jog

           /s/ RICHARD H. AYERS                           Director
    ---------------------------------                                                January 31, 2000
             Richard H. Ayers

                SIGNATURE                                  TITLE                           DATE
                ---------                                  -----                           ----
          /s/ JEAN-LUC BELINGARD                          Director
    ---------------------------------                                                January 31, 2000
            Jean-Luc Belingard

           /s/ ROBERT H. HAYES                            Director
    ---------------------------------                                                January 31, 2000
             Robert H. Hayes

           /s/ ARNOLD J. LEVINE                           Director
    ---------------------------------                                                January 31, 2000
             Arnold J. Levine

          /s/ THEODORE E. MARTIN                          Director
    ---------------------------------                                                January 31, 2000
            Theodore E. Martin

     /s/ GEORGES C. ST. LAURENT, JR.                      Director
    ---------------------------------                                                January 31, 2000
       Georges C. St. Laurent, Jr.

          /s/ CAROLYN W. SLAYMAN                          Director
    ---------------------------------                                                January 31, 2000
            Carolyn W. Slayman

            /s/ ORIN R. SMITH                             Director
    ---------------------------------                                                January 31, 2000
              Orin R. Smith

            /s/ JAMES R. TOBIN                            Director
    ---------------------------------                                                January 31, 2000
              James R. Tobin

                                 EXHIBIT TABLE

       EXHIBIT
       NUMBER           DESCRIPTION
---------------------   -----------
        1.1**           Form of Underwriting Agreement.
        4.1             Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Quarterly
                        Report on Form 10-Q for the fiscal quarter ended March 31,
                        1999 (commission file number 1-4389)).
        4.2             Rights Agreement between Registrant and BankBoston, N.A.
                        (incorporated by reference to Exhibit 4.1 to the
                        Registrant's Registration Statement on Form S-4
                        (No. 333-67797)).

        5.1**           Opinion of Simpson Thacher & Bartlett as to the legality of the securities.

        8.1**           Opinion of Simpson Thacher & Bartlett regarding tax matters.

       23.1*            Consent of PricewaterhouseCoopers LLP.

       23.2             Consent of Simpson Thacher & Bartlett (included in Exhibit
                        5.1).

       24.1             Power of Attorney (included on the signature page hereto).

------------------------

*   Filed herewith

**  To be filed by amendment